As filed with the Securities and Exchange Commission on March 6, 2012

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CVR PARTNERS, LP

(Exact Name of Registrant as Specified in Its Charter)

Delaware	2873	56-2677689
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2277 Plaza Drive, Suite 500

Sugar Land, Texas 77479

(281) 207-3200

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Edmund S. Gross

Senior Vice President, General Counsel and Secretary

10 E. Cambridge Circle, Suite 250

Kansas City, Kansas 66103

Phone (913) 982-0500

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With a copy to:

Michael A. Levitt Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 (212) 859-8000	E. Ramey Layne Vinson & Elkins L.L.P. 666 Fifth Avenue, 26th Floor New York, New York 10103 (212) 237-0000	Peter J. Loughran Debevoise & Plimpton LLP 919 Third Avenue New York, New York 10022 (212) 909-6000	G. Michael O’Leary Gislar R. Donnenberg Andrews Kurth LLP 600 Travis, Suite 4200 Houston, Texas 77002 (713) 220-4200

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the “Securities Act”), check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Aggregate Offering Price(1)(2))	Amount of Registration Fee
Common units representing limited partner interests	$250,000,000	$28,650

(1)	Includes common units that the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Dated March 6, 2012

Common Units

Representing Limited Partner Interests

CVR Partners, LP

All of the common units representing limited partner interests, or common units, to be sold in this offering are being sold by Coffeyville Resources, LLC, or the Selling Unitholder, which owns our general partner and following this offering will own approximately     % of our common units. In addition, the Selling Unitholder has granted the underwriters an option to purchase up to an additional                  common units from us to cover over-allotments, if any, within 30 days from the date of this prospectus. The Selling Unitholder would own approximately     % of our common units if the underwriters exercise their option to purchase additional common units in full. We will not receive any of the proceeds from the sale of common units by the Selling Unitholder.

Our common units are listed on the New York Stock Exchange under the symbol “UAN.” The last reported sale price of our common units on March 5, 2012 was $25.35 per share.

Investing in our common units involves risks. Please read “Risk Factors” beginning on page 17. These risks include the following:

•	We may not have sufficient available cash to pay any quarterly distribution on our common units.

•

The nitrogen fertilizer business is, and nitrogen fertilizer prices are, cyclical and highly volatile and have experienced substantial downturns in the past. Cycles in demand and pricing could potentially expose us to substantial fluctuations in our operating and financial results, and expose you to substantial volatility in our quarterly cash distributions and material reductions in the trading price of our common units.

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The amount of our quarterly cash distributions will be directly dependent on the performance of our business and will vary significantly both quarterly and annually. Unlike most publicly traded partnerships, we do not have a minimum quarterly distribution or employ structures intended to consistently maintain or increase distributions over time.

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Our partnership agreement does not require us to pay distributions on a quarterly basis or otherwise. Although our general partner’s current policy is to distribute all of our available cash on a quarterly basis, the board of directors of our general partner may at any time, for any reason, change this policy, decrease the amount of distributions we pay or decide not to pay cash distributions on a quarterly basis or any other basis.

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We depend on CVR Energy, Inc., or CVR Energy, for the majority of our supply of petroleum coke, or pet coke, an essential raw material used in our operations. Any significant disruption in the supply of pet coke from CVR Energy could negatively impact our results of operations to the extent third-party pet coke is unavailable or available only at higher prices.

•	You will be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Common Unit	Total
Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds Before Expenses to the Selling Unitholder	$	$

To the extent the underwriters sell more than                  common units, the underwriters have the option to purchase up to an additional                  common units from the Selling Unitholder at the public offering price less the underwriting discounts and commissions. We will not receive any of the proceeds from the sale of common units pursuant to any exercise of the underwriters’ option to purchase additional common units.

The underwriters expect to deliver the common units to purchasers on or about                     , 2012.

Barclays Capital
Deutsche Bank Securities
Goldman, Sachs & Co.
Morgan Stanley
UBS Investment Bank

The date of this prospectus is                     , 2012.

CVR PARTNERS LP

Nitrogen Fertilizer Business Serving America's Farm Belt

The majority of CVR Partners' customers are located in the farm belt states

CVR Partners supplies customers in most states west of the Mississippi River.

LEGEND
Significant CVR Partners Rail Destination*
CVR Partners Customer Rail Destination
Coffeyville Resources Nitrogen Fertilizers
CVR Partners Corporate Headquarters
Farm Belt State
Selected U.S. Railroad Lines
UP
CSXT
SKOL-KO
CN
BNSF
KCS
KYLE
WSOR
MN
WI
St. Paul
Milwaukee
Chicago
IA
NE
Omaha
Des Moines
IL
Cleveland
OH
Indianapolis
IN
Denver
CO
Topeka
Kansas City
St. Louis
KS
Wichita
Coffeyville
MO
Lexington
KY
TN
Memphis
Little Rock
AR
Albuquerque
Amarillo
Oklahoma City
OK
NM
Ft. Worth
El Paso
TX
Sugar Land

*Compilation of Significant Customer Rail Destinations represented greater than 50% of total CVR Partners UAN shipped in FY2010.

Additional Shipments East of the Mississippi River

NX 973209

Fertilizer rail loading

Nitrogen fertilizer plant

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You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume the information appearing or incorporated by reference in this prospectus is accurate as of the date on the front cover page of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date. Information incorporated by reference from earlier documents is superseded by the information set forth in this prospectus and by information incorporated by reference from more recent documents. Any statement so superseded shall not be deemed to constitute a part of this prospectus.

For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering, or possession or distribution of this prospectus, in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the common units and the distribution of this prospectus outside of the United States.

Industry and Market Data

The data included in this prospectus regarding the nitrogen fertilizer industry, including trends in the market and our position within the nitrogen fertilizer industry, is based on a variety of sources, including independent industry publications, government publications and other published independent sources, information obtained from customers, distributors, suppliers, trade and business organizations and publicly available information, as well as our good faith estimates, which have been derived from management’s knowledge and experience in the areas in which our business operates. Estimates of market size and relative positions in a market are difficult to develop and inherently uncertain. Accordingly, investors should not place undue weight on the industry and market share data presented in this prospectus.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and the documents incorporated by reference herein. You should carefully read the entire prospectus, including the “Risk Factors” sections herein and in our Annual Report on Form 10-K for the year ended December 31, 2011 (the “2011 Form 10-K”) and the consolidated historical financial statements and related notes incorporated by reference into this prospectus, before making an investment decision. Unless otherwise indicated, the information in this prospectus assumes that the underwriters do not exercise their option to purchase additional common units from the Selling Unitholder. References in this prospectus to “CVR Partners,” “we,” “our,” “us” or like terms refer to CVR Partners, LP and its consolidated subsidiary unless the context otherwise requires or where otherwise indicated. References in this prospectus to “CVR Energy” refer to CVR Energy, Inc. and its consolidated subsidiaries other than CVR Partners unless the context otherwise requires or where otherwise indicated, references to the “Selling Unitholder” refer to Coffeyville Resources, LLC, a wholly-owned subsidiary of CVR Energy that, prior to this offering, owns approximately 70% of our common units, and following this offering, will own approximately         % of our common units (       % if the underwriters exercise their option to purchase additional common units in full) and references to “CVR GP” or “our general partner” refer to CVR GP, LLC, which is an indirect wholly-owned subsidiary of CVR Energy. You should also see the “Glossary of Selected Terms” contained in Appendix A for definitions of some of the terms we use to describe our business and industry and other terms used in this prospectus.

CVR Partners, LP

Overview

We are a Delaware limited partnership formed by CVR Energy to own, operate and grow our nitrogen fertilizer business. Strategically located adjacent to CVR Energy’s refinery in Coffeyville, Kansas, our nitrogen fertilizer manufacturing facility is the only operation in North America that utilizes a petroleum coke, or pet coke, gasification process to produce nitrogen fertilizer (based on data provided by Blue, Johnson & Associates, Inc., or Blue Johnson).

We produce and distribute nitrogen fertilizer products, which are used primarily by farmers to improve the yield and quality of their crops. Our principal products are ammonia and UAN. These products are manufactured at our facility in Coffeyville, Kansas. Our product sales are heavily weighted toward UAN and all of our products are sold on a wholesale basis.

Our facility includes a 1,225 ton-per-day ammonia unit, a 2,025 ton-per-day UAN unit and a gasifier complex with built-in redundancy having a capacity of 84 million standard cubic feet per day. We upgrade a majority of the ammonia we produce to higher margin UAN fertilizer, an aqueous solution of urea and ammonium nitrate which has historically commanded a premium price over ammonia. In 2011, we produced 411,189 tons of ammonia, of which approximately 72% was upgraded into 714,130 tons of UAN.

We are expanding our existing asset base and utilizing the experience of our and CVR Energy’s management teams to execute our growth strategy, which includes expanding production of UAN and acquiring and building additional infrastructure and production assets. A significant two-year plant expansion designed to increase our UAN production capacity by 400,000 tons, or approximately 50%, per year, is underway. CVR Energy, a New York Stock Exchange listed company, which indirectly owns our general partner and will own approximately     % of our outstanding common units following this offering, currently operates a 115,000 barrels per day (bpd) oil refinery in Coffeyville, Kansas, a 70,000 bpd oil refinery in Wynnewood, Oklahoma, and ancillary businesses.

The primary raw material feedstock utilized in our nitrogen fertilizer production process is pet coke, which is produced during the crude oil refining process. In contrast, substantially all of our nitrogen fertilizer competitors use natural gas as their primary raw material feedstock. Historically, pet coke has been less expensive than natural gas on a per ton of fertilizer produced basis and pet coke prices have been more stable when com-

pared to natural gas prices. We believe our nitrogen fertilizer business has historically been a lower cost producer and marketer of ammonia and UAN fertilizers in North America. During the past five years, over 70% of the pet coke consumed by our plant was produced and supplied by CVR Energy’s crude oil refinery pursuant to a renewable long-term agreement.

We generated net sales of $302.9 million, $180.5 million and $208.4 million, net income of $132.4 million, $33.3 million and $57.9 million, and EBITDA of $155.3 million, $38.7 million and $67.6 million, for the years ended December 31, 2011, 2010 and 2009, respectively. For a reconciliation of EBITDA to net income, see footnote 8 under “— Summary Historical Consolidated Financial Information” for the periods presented.

Our Competitive Strengths

Pure-Play Nitrogen Fertilizer Company.    We believe that as a pure-play nitrogen fertilizer company we are well positioned to benefit from positive trends in the nitrogen fertilizer market in general and the UAN market in particular. We derive substantially all of our revenue from the production and sale of nitrogen fertilizers, primarily in the agricultural market, whereas most of our competitors are meaningfully diversified into other crop nutrients, such as phosphate and potassium, and make significant sales into the lower-margin industrial market. Nitrogen is an essential element for plant growth because it is the primary determinant of crop yield. Nitrogen fertilizer production is a higher margin, growing business with more stable demand compared to the production of the two other essential crop nutrients, potassium and phosphate, because nitrogen must be reapplied annually. During the last four years, ammonia and UAN prices averaged $518 and $321 per ton, respectively, which is a substantial increase from the average prices of $354 and $217 per ton, respectively, during the prior four-year period.

High Margin Nitrogen Fertilizer Producer.    Our unique combination of pet coke raw material usage, premium product focus and transportation cost advantage has helped to keep our costs low and has enabled us to generate high margins. In 2011, 2010 and 2009, our operating margins were 45%, 11% and 23%, respectively (our 2010 operating margins were negatively affected by downtime associated with the Linde LLC, or Linde, air separation outage, the rupture of a high-pressure UAN vessel and the major scheduled turnaround).

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Stable, Fixed-Cost Production Process. We operate the only nitrogen fertilizer production facility in North America that uses pet coke gasification to produce nitrogen fertilizer. Our unique production methodology keeps our costs approximately 87% fixed and relatively stable, which allows us to benefit directly from increases in nitrogen fertilizer prices. Our variable costs consist primarily of pet coke. Our pet coke costs have averaged $27 per ton since we began operating under our current structure in October 2007, with a high of $33 per ton for 2011 and a low of $17 per ton for 2010. Third-party pet coke is readily available to us, and we paid an average cost of $43 per ton for third-party pet coke over the five year period from 2007 through 2011. Substantially all of our nitrogen fertilizer competitors use natural gas as their primary raw material feedstock (with natural gas constituting approximately 85-90% of their total production costs, based on historical data) and are therefore heavily impacted by changes in natural gas prices. This has contributed to our historical competitive cost advantage.

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Premium Product Focus.    We focus on producing higher margin, higher growth UAN nitrogen fertilizer. Historically, UAN has accounted for approximately 80% of our product tons sold. UAN commands a price premium over ammonia and urea on a nutrient ton basis. Unlike ammonia and urea, UAN is easier to apply and can be applied throughout the growing season to crops directly or mixed with crop protection products, which reduces energy and labor costs for farmers. In addition, UAN is safer for farmers to handle than ammonia. The convenience of nitrogen solutions fertilizer has led to a 16.8% increase in its consumption from 2000 through 2011 (estimated), whereas ammonia fertilizer consumption decreased by 5.5% for the same period, according to data supplied by Blue Johnson. We have spent approximately $43.6 million as of December 31, 2011, out of a total expected cost of $135.0 million, to expand our UAN upgrading capacity so that we have the flexibility to upgrade all of our ammonia production into UAN.

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Strategically Located Asset.    We and other competitors located in the U.S. farm belt share a transportation cost advantage when compared to our out-of-region competitors in serving the U.S. farm belt agricultural market. We are therefore able to cost-effectively sell substantially all of our products in the higher margin agricultural market, whereas, according to publicly available information prepared by our competitors, a significant portion of our competitors’ revenues are derived from the lower margin industrial market. Because the U.S. farm belt consumes more nitrogen fertilizer than is produced in the region, it must import nitrogen fertilizer from the U.S. Gulf Coast as well as from international producers. Accordingly, U.S. farm belt producers may offer nitrogen fertilizers at prices that factor in the transportation costs of out-of-region producers without having incurred such costs. We estimate that our plant enjoys a transportation cost advantage of approximately $25 per ton over competitors located in the U.S. Gulf Coast, based on a comparison of our actual transportation costs and recently published rail and pipeline tariffs. Our location on Union Pacific’s main line increases our transportation cost advantage. Our products leave the plant either in trucks for direct shipment to customers (in which case we incur no transportation cost) or in railcars for destinations located principally on the Union Pacific Railroad.

Highly Reliable Pet Coke Gasification Fertilizer Plant with Low Capital Requirements.    Our nitrogen fertilizer plant was completed in 2000 and, based on data supplied by Blue Johnson, is the newest ammonia-nitrogen fertilizer plant built in North America. Prior to our plant’s construction in 2000, the last ammonia plant built in the United States was constructed in 1977. Our nitrogen fertilizer facility was built with the dual objectives of being low cost and reliable. Our facility has low maintenance costs, with maintenance capital expenditures ranging between approximately $3 million and $9 million per year from 2007 through 2011. We have configured the plant to have a dual-train gasifier complex to provide redundancy and improve our reliability. In 2011, our gasifier had an on-stream factor, which is defined as the total number of hours operated divided by the total number of hours in the reporting period, of approximately 99.2% (excluding the impact of downtime associated with an outage at the Linde air separation unit).

Experienced Management Team.    We are managed by a highly experienced management team. Mr. Byron R. Kelley, our Chief Executive Officer, has over 41 years of experience in the midstream natural gas and independent power generation sectors and Mr. Randy Maffett, Executive Vice President of Development, has 32 years of experience in business development and marketing in the energy arena. Other senior management roles are performed by members of CVR Energy’s management pursuant to a services agreement. Mr. Stanley A. Riemann, our Chief Operating Officer, has over 37 years of experience in the fertilizer and energy industries, including experience running one of the largest fertilizer manufacturing systems in the United States. Mr. Frank A. Pici, Chief Financial Officer, has over 30 years of finance experience in the energy industry and prior to joining us was chief financial officer of two publicly traded energy master limited partnerships. The members of our senior operations and marketing teams have an average of nearly 34 years of experience in the fertilizer industry, and many were on-site during the construction and startup of our nitrogen fertilizer plant in 2000. See “Management — Executive Officers and Directors.”

Our Business Strategy

Our objective is to maximize quarterly distributions to our unitholders by operating our nitrogen fertilizer facility in an efficient manner, maximizing production time and growing profitably within the nitrogen fertilizer industry. We intend to accomplish this objective through the following strategies:

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Pay Out All of the Available Cash We Generate Each Quarter.    Our strategy is to pay out all of the available cash we generate each quarter. We expect that holders of our common units will receive a greater percentage of our operating cash flow when compared to most of our publicly traded competitors across the broader fertilizer sector, such as Agrium, Potash Corporation, CF Industries, Yara and Terra Nitrogen. Our general partner’s current policy is to distribute all of the available cash we generate each quarter, as described in “Our Cash Distribution Policy and Restrictions On Distributions” on page 50. We do not maintain excess distribution coverage for the purpose of maintaining stability or growth in our quarterly distributions or otherwise to reserve cash for future distributions. Unlike many publicly traded partnerships that have economic general partner interests and incentive distribution rights that entitle the general partner to receive disproportionate percentages of cash distributions as distributions increase (often up to 50%), our general partner has a non-economic interest and no incentive distribution rights, and is therefore not entitled to receive cash distributions. Our common unitholders will receive 100% of our cash distributions.

•	Pursue Growth Opportunities. We are well positioned to grow organically, through acquisitions, or both.

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Expand UAN Capacity.    Using a portion of the proceeds from our April 2011 Initial Public Offering, we have moved forward with an expansion of our nitrogen fertilizer plant designed to increase our UAN production capacity by 400,000 tons, or approximately 50%, per year. This approximately $135.0 million expansion, for which approximately $43.6 million had been spent as of December 31, 2011, will allow us the flexibility to upgrade all of our ammonia production. We expect that this additional UAN production capacity will improve our margins, as UAN has historically been a higher margin product than ammonia. The UAN expansion project is on schedule to be completed in the first quarter of 2013.

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Develop Internal Projects.    In addition to expanding our UAN production capacity, we are focused on other internal strategic initiatives designed to expand our footprint of operations. For example, in October 2011, the board of directors of our general partner approved a UAN terminal project, which will include the construction of a two million gallon UAN storage tank and related truck and rail car load-out facilities, to enable us to distribute up to approximately 20,000 tons of UAN fertilizer annually. In addition, we are working to expand our sales mix to higher margin products such as diesel emission fluid, more commonly known as DEF. DEF is the most widely accepted technology for reducing nitrogen oxides and particulate matter from diesel vehicle exhaust emissions. We also continue to evaluate opportunities to expand our overall ammonia and UAN production capacity through the development of new fertilizer production facilities.

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Selectively Pursue Accretive Acquisitions.    We intend to evaluate strategic acquisitions within the nitrogen fertilizer industry and to focus on disciplined and accretive investments that leverage our core strengths. We have no agreements or understandings with respect to any material acquisitions at the present time.

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Continue to Enhance Efficiency and Reduce Operating Costs.    We are currently engaged in certain projects that will reduce overall operating costs, increase efficiency and utilize byproducts to generate incremental revenue. For example, we have built a low btu gas recovery pipeline between our nitrogen fertilizer plant and CVR Energy’s crude oil refinery, which will allow us to sell off-gas, an exhaust gas byproduct produced by our fertilizer plant, to the refinery. This pipeline began operating in May 2011. In addition, in March 2011, we signed an agreement to sell all of the high purity carbon dioxide, or CO2, produced by our nitrogen fertilizer plant (currently approximately 850,000 tons per year) to an oil and gas exploration and production company. Revenues from sales of our CO2 are not expected to be material.

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Continue to Focus on Safety and Training.    We intend to continue our focus on safety and training in order to increase our facility’s reliability and maintain our facility’s high on-stream availability. We have developed a series of comprehensive safety programs, involving active participation of employees at all levels of the organization, that are aimed at preventing recordable incidents. In 2011, our nitrogen fertilizer plant had 3.43 recordable incidents per 200,000 hours worked.

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Provide High Level of Customer Service.    We focus on providing our customers with the highest level of service. The nitrogen fertilizer plant has demonstrated consistent levels of production while operating at close to full capacity. Substantially all of our product shipments are targeted to freight advantaged destinations located in the U.S. farm belt, allowing us to quickly and reliably service customer demand. Furthermore, we maintain our own fleet of railcars, which helps us ensure prompt delivery. As a result of these efforts, many of our largest customers have been our customers since the plant came online in 2000. We believe a continued focus on customer service will allow us to maintain relationships with existing customers and grow our business.

Recent Developments

On February 22, 2012, we announced our results for the quarter and year ended December 31, 2011. During 2011, we had the best full year operating and financial performance in our history.

In the fourth quarter of 2011, we had net sales of $87.6 million and net income of $41.2 million, or $0.56 per fully diluted common unit, compared to net sales of $39.4 million and a net loss of $6.2 million for the fourth quarter of 2010. For the full year of 2011, we had net sales of $302.9 million and record net income of $132.4 million, or $1.48 per fully diluted common unit, compared to net sales of $180.5 million and net income of $33.3 million for 2010. Our EBITDA for 2011 was $155.3 million, compared to EBITDA of $38.7 million in 2010. For a reconciliation of EBITDA to net income, see footnote 8 under “— Summary Historical Consolidated Financial Information.”

For the fourth quarter of 2011, average realized plant gate prices for ammonia and UAN were $606 per ton and $334 per ton respectively, compared to $491 per ton and $171 per ton respectively for the equivalent period in 2010. For the full year 2011, average realized plant gate prices for ammonia and UAN were $579 per ton and $284 per ton respectively, compared to $361 per ton and $179 per ton respectively for full year 2010.

We produced 100,800 tons of ammonia during the fourth quarter of 2011, of which 27,500 net tons were available for sale while the rest was upgraded to 178,300 tons of more highly valued UAN. In the 2010 fourth quarter, the plant produced 69,900 tons of ammonia with 37,700 net tons available for sale with the remainder upgraded to 77,800 tons of UAN.

For full year 2011, we produced 411,200 tons of ammonia, of which 116,800 net tons were available for sale while the rest was upgraded to 714,100 tons of UAN. In 2010, the company produced 392,700 tons of ammonia, of which 155,600 net tons were available for sale while the remaining was upgraded to 578,300 tons of UAN.

On-stream factors during the fourth quarter of 2011 were 97.6% for the gasifiers, 97.1% for the ammonia synthesis loop, and 94.1% for the UAN conversion facility. For full year 2011, on-stream factors were 99.0% for the gasifiers, 97.7% for the ammonia synthesis loop, and 95.5% for the UAN conversion facility.

On January 26, 2012, we announced our fourth quarter distribution based on available cash of 58.8 cents per common unit which was paid on February 14, 2012, to unitholders of record on February 7, 2012. This was our third distribution since our IPO in April 2011, and we have distributed a total of $1.57 per common unit to date.

CVR Energy, which indirectly owns our general partner and approximately 70% of our common units, and following this offering will own approximately     % of our common units (    % if the underwriters exercise their option to purchase additional common units in full), recently received a notice from certain funds affiliated with Carl Icahn that discloses their intent to nominate nine individuals for election to CVR Energy’s Board of Directors. Mr. Icahn has filed a Schedule 13D indicating that he and affiliated entities beneficially own approximately 14.5% of the common stock of CVR Energy. In addition, on February 23, 2012, certain funds affiliated with

Mr. Icahn commenced a tender offer for control of CVR Energy with the intention, following completion of such tender offer, to seek to sell CVR Energy to a strategic acquirer. On February 29, 2012, the Board of Directors of CVR Energy unanimously determined that the Icahn tender offer was inadequate and recommended that CVR Energy’s stockholders reject the Icahn offer and not tender their shares. Our general partner is an indirect wholly-owned subsidiary of CVR Energy, and consequently CVR Energy has the right to appoint all of the members of the board of directors of our general partner. See “Risk Factors — Risks Related to an Investment in Us — Our business could be negatively affected as a result of a threatened proxy contest and pending tender offer with respect to CVR Energy.”

Industry Overview

Nitrogen, phosphate and potassium are the three essential nutrients plants need to grow for which there are no substitutes. Nitrogen is the primary determinant of crop yield. Nutrients are depleted in soil over time and therefore must be replenished through fertilizer use. Nitrogen is the most quickly depleted nutrient and so must be replenished every year, whereas phosphate and potassium can be retained in soil for up to three years.

Global demand for fertilizers is driven primarily by population growth, dietary changes in the developing world and increased consumption of bio-fuels. According to the International Fertilizer Industry Association, or IFA, from 1972 to 2010, global fertilizer demand grew 2% annually. Fertilizer use is projected to increase by 45% between 2005 and 2030 to meet global food demand, according to a study funded by the Food and Agriculture Organization of the United Nations. Currently, the developed world uses fertilizer more intensively than the developing world, but sustained economic growth in emerging markets is increasing food demand and fertilizer use. As an example, China’s grain production increased 46% between 2001 and 2011, but still failed to keep pace with increases in demand, prompting China to double its grain imports over the same period, according to the United States Department of Agriculture, or USDA.

World grain demand has increased 9% over the last five years leading to a tight grain supply environment and significant increases in grain prices, which is highly supportive of fertilizer prices. During the last five years, corn prices in Illinois have averaged $4.65 per bushel, an increase of 93% above the average price of $2.41 per bushel during the preceding five years. Recently, this trend has continued as U.S. 30-day corn and wheat futures increased 63% and 48%, respectively, from December 2009 to 2011. From 2009 to 2011, average Southern Plains ammonia prices increased 103% from $302 per ton to $613 per ton and average corn belt UAN prices increased 74% from $215 per ton to $375 per ton. Nitrogen fertilizer prices have decoupled from their historical correlation with natural gas prices and are now driven primarily by demand dynamics. At existing grain prices and prices implied by futures markets, farmers are expected to generate substantial profits, leading to relatively inelastic demand for fertilizers.

The United States is the world’s largest exporter of coarse grains, accounting for 37% of world exports and 28% of total world production, according to the USDA. The United States is also the world’s third largest consumer of nitrogen fertilizer and historically one of the world’s largest importers of nitrogen fertilizer, importing approximately 38% of its nitrogen fertilizer needs. North American producers have a significant and sustainable cost advantage over European producers that export to the U.S. market. Over the last decade, the North American nitrogen fertilizer market has experienced significant consolidation through plant closures and corporate consolidation.

The convenience of nitrogen solutions fertilizer has led to a 16.8% increase in the United States in its consumption from 2000 through 2011 (estimated), whereas ammonia fertilizer consumption decreased by 5.5% in the United States for the same period, according to data supplied by Blue Johnson. Unlike ammonia and urea, UAN can be applied throughout the growing season and can be applied in tandem with pesticides and fungicides, providing farmers with flexibility and cost savings. As a result of these factors, UAN commands a premium price to urea and ammonia, on a nitrogen equivalent basis.

Principal Executive Offices

Our principal executive offices are located at 2277 Plaza Drive, Suite 500, Sugar Land, Texas 77479, and our telephone number is (281) 207-3200. Our website address is www.cvrpartners.com. Information contained on our website or CVR Energy’s website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus. Our periodic reports and other information filed with or furnished to the Securities and Exchange Commission, or SEC, are available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC.

Risk Factors

An investment in our common units involves risks associated with our business, our partnership structure and the tax characteristics of our common units. These risks are described under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” You should carefully consider these risk factors together with all other information included in this prospectus.

In particular, due to our relationship with CVR Energy, adverse developments or announcements concerning CVR Energy could materially adversely affect our business. The ratings assigned to CVR Energy’s senior secured indebtedness are below investment grade.

THE OFFERING

Issuer	CVR Partners, LP, a Delaware limited partnership.

Selling Unitholder	Coffeyville Resources, LLC, a wholly-owned subsidiary of CVR Energy, Inc.

Common units offered to the public by the Selling Unitholder	common units.

Option to purchase additional common units from the Selling Unitholder	common units.

Units outstanding after this offering	common units (excluding common units which are subject to issuance under our long-term incentive plan).

Use of Proceeds	We will not receive any of the proceeds from the sale of the common units by the Selling Unitholder.

Cash Distributions	Our general partner’s current policy is to distribute all of the available cash we generate each quarter. Available cash for each quarter is determined by the board of directors of our general partner following the end of such quarter. Available cash for each quarter generally equals our cash flow from operations for the quarter, less cash needed for maintenance capital expenditures, debt service and other contractual obligations, and reserves for future operating or capital needs that the board of directors of our general partner deems necessary or appropriate. We do not maintain excess distribution coverage for the purpose of maintaining stability or growth in our quarterly distribution or otherwise to reserve cash for distributions, and we do not intend to incur debt to pay quarterly distributions. We expect to finance substantially all of our growth externally, either by debt issuances or additional issuances of equity.

Because our general partner’s policy is to distribute all the available cash we generate each quarter, without reserving cash for future distributions or borrowing to pay distributions during periods of low cash flow from operations, our unitholders have direct exposure to fluctuations in the amount of cash generated by our business. We expect that the amount of our quarterly distributions, if any, will vary based on our operating cash flow during such quarter. Our quarterly cash distributions, if any, will not be stable and will vary from quarter to quarter as a direct result of variations in our operating performance and cash flow caused by fluctuations in the price of nitrogen fertilizers and in the amount of forward and prepaid sales we have in any given quarter. Such variations in the amount of our quarterly distributions may be significant. Unlike most publicly traded partnerships, we do not have a minimum quarterly distribution or employ structures intended to consistently maintain or increase distributions over time. The board of directors of our general partner may change our distribution policy at any time and from time to time. Our partnership agreement does not require us to pay cash distributions on a quarterly or other basis. In addition, the board of directors of our general partner may be required to or elect to eliminate our distributions at any time during periods of reduced prices or demand for our nitrogen fertilizer products, among other reasons. Please see “Risk Factors.”

Since the closing of our Initial Public Offering in April 2011, we paid cash distributions to holders of our common units of $0.407 per unit, or $29.7 million in the aggregate, on August 12, 2011, $0.572 per unit, or $41.8 million in the aggregate, on November 14, 2011, and $0.588 per unit, or $42.9 million in the aggregate, on February 14, 2012.

Incentive Distribution Rights (IDRs)	None.

Subordination Period	None.

Issuance of additional units	Our partnership agreement authorizes us to issue an unlimited number of additional units and rights to buy units for the consideration and on the terms and conditions determined by the board of directors of our general partner without the approval of our unitholders. See “Common Units Eligible for Future Sale” and “The Partnership Agreement — Issuance of Additional Partnership Interests.”

Limited voting rights	Our general partner manages and operates us. Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect our general partner or our general partner’s directors on an annual or other continuing basis. Our general partner may be removed by a vote of the holders of at least 66 2/3% of the outstanding common units, including any common units owned by our general partner and its affiliates (including Coffeyville Resources, a wholly-owned subsidiary of CVR Energy), voting together as a single class. Upon completion of this offering, our general partner and its affiliates, through Coffeyville Resources, will own an aggregate of approximately % of our outstanding common units. This will give Coffeyville Resources the ability to prevent removal of our general partner. See “The Partnership Agreement — Voting Rights.”

Call right	If at any time our general partner and its affiliates (including Coffeyville Resources) own more than 80% of the common units, our general partner will have the right, but not the obligation, to purchase all, but not less than all, of the common units held by public unitholders at a price not less than their then-current market price, as calculated pursuant to the terms of our Partnership Agreement. See “The Partnership Agreement — Call Right.”

Material U.S. Federal Income Tax Consequences	For a discussion of material U.S. federal income tax consequences that may be relevant to prospective unitholders, see “Material U.S. Federal Income Tax Consequences.”

Exchange Listing	Our common units are listed on the New York Stock Exchange under the symbol “UAN.”

Risk Factors	See “Risk Factors” beginning on page 17 of this prospectus for a discussion of factors that you should carefully consider before deciding to invest in our common units.

Depending on market conditions at the time of pricing of this offering and other considerations, the Selling Unitholder may sell fewer or more common units than the number set forth on the cover page of this prospectus.

Organizational Structure

The following chart provides a simplified overview of our organizational structure as of the closing of this offering, assuming the underwriters do not exercise their option to purchase additional common units in full. If the underwriters exercise their option to purchase additional common units in full, the Selling Unitholder would own     % of the common units and the public would own     % of the common units.

Summary Historical Consolidated Financial Information

The summary consolidated financial information presented below under the caption Statement of Operations Data for the years ended December 31, 2011, 2010 and 2009, and the summary consolidated financial information presented below under the caption Balance Sheet Data as of December 31, 2011 and 2010, have been derived from our audited consolidated financial statements incorporated by reference into this prospectus from our 2011 Form 10-K, which consolidated financial statements have been audited by KPMG LLP, independent registered public accounting firm. The summary consolidated financial information presented below under the caption Balance Sheet Date as of December 31, 2009 has been derived from our audited consolidated financial statements not included or incorporated into this prospectus.

Our consolidated financial statements include certain costs of CVR Energy that were incurred on our behalf. These costs, which are reflected in selling, general and administrative expenses (exclusive of depreciation and amortization) and direct operating expenses (exclusive of depreciation and amortization), are billed to us pursuant to a services agreement entered into in October 2007 and amended in connection with our Initial Public Offering that is a related party transaction. For the period of time prior to the services agreement, the consolidated financial statements include an allocation of costs and certain other amounts in order to account for a reasonable share of expenses, so that the accompanying consolidated financial statements reflect substantially all of our costs of doing business. The amounts charged or allocated to us are not necessarily indicative of the costs that we would have incurred had we operated as a stand-alone company for all periods presented.

The historical data presented below has been derived from financial statements that have been prepared using accounting principles generally accepted in the United States, or GAAP. This data should be read in conjunction with, and is qualified in its entirety by reference to, the financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference into this prospectus from our 2011 Form 10-K .

	Historical
	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
	(dollars in millions, except per unit data and as otherwise indicated)
Statement of Operations Data:
Net sales(1)	$302.9	$180.5	$208.4
Cost of product sold — Affiliates(2)	11.7	5.8	9.5
Cost of product sold — Third Parties(2)	30.8	28.5	32.7

	42.5	34.3	42.2
Direct operating expenses — Affiliates(2)(3)	1.2	2.3	2.1
Direct operating expenses — Third Parties(2)	85.3	84.4	82.4

	86.5	86.7	84.5
Insurance recovery — business interruption	(3.4)	—	—
Selling, general and administrative expenses — Affiliates(2)(3)	16.5	16.7	12.3
Selling, general and administrative expenses — Third Parties(2)	5.7	3.9	1.8

	22.2	20.6	14.1
Depreciation and amortization(4)	18.9	18.5	18.7
Operating income	$136.2	$20.4	$48.9
Interest (expense) and other financing costs	(4.0)	—	—
Interest Income(5)	—	13.1	9.0
Other income (expense)	0.2	(0.2)	—
Gain (loss) on derivatives	—	—	—

Income before income taxes	$132.4	$33.3	$57.9
Income tax expense	—	—	—

Net income	$132.4	$33.3	$57.9
Available cash for distribution(6)	$114.4	—	—
Net income per common unit — basic(7)	$1.48	—	—
Net income per common unit — diluted(7)	$1.48	—	—
Weighted-average common units outstanding:
Basic	73,008	—	—
Diluted	73,073	—	—
Financial and Other Data:
Cash flows provided by operating activities	139.8	75.9	85.5
Cash flows (used in) investing activities	(16.4)	(9.0)	(13.4)
Cash flows (used in) financing activities	70.8	(29.6)	(75.8)
EBITDA(8)	155.3	38.7	67.6
Capital expenditures for property, plant and equipment	19.1	10.1	13.4
Key Operating Data:
Product pricing (plant gate) (dollars per ton)(9):
Ammonia	579	$361	$314
UAN	284	179	198
Pet coke cost (dollars per ton)(10):
Third-party	45	40	37
CVR Energy	28	11	22
Production (thousand tons):
Ammonia (gross produced)(11)	411.2	392.7	435.2
Ammonia (net available for sale)(11)	116.8	155.6	156.6
UAN	714.1	578.3	677.7
On-stream factors(12):
Gasifier	99.0%	89.0%	97.4%
Ammonia	97.7%	87.7%	96.5%
UAN	95.5%	80.8%	94.1%
Balance Sheet Data:
Cash and cash equivalents	$237.0	$42.7	$5.4
Working capital	229.5	27.1	135.5
Total assets	659.3	452.2	551.5
Total debt including current portion	125.0	—	—
Partners’ capital	489.5	402.2	519.9

(1)	Below are the components of Net sales:

	Year Ended December 31,
	2011	2010	2009
Reconciliation to net sales (in millions):
Sales net plant gate	$266.6	$163.4	$186.3
Freight in revenue	22.1	17.0	21.3
Hydrogen and other gases revenue	14.2	0.1	0.8

Total net sales	$302.9	$180.5	$208.4

(2)	Amounts shown are exclusive of depreciation and amortization.

(3)	Our direct operating expenses (exclusive of depreciation and amortization) and selling, general and administrative expenses (exclusive of depreciation and amortization) for the years ended December 31, 2011, 2010 and 2009 include a charge related to CVR Energy’s share-based compensation expense allocated to us by CVR Energy for financial reporting purposes in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, 718 Compensation — Stock Compensation, or ASC 718. We are not responsible for the payment of cash related to any share-based compensation allocated to us by CVR Energy. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Share-Based Compensation” incorporated by reference into this prospectus from our 2011 Form 10-K.

The charges were:

	Historical
	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
	(in millions)
Direct operating expenses (exclusive of depreciation and amortization)	$0.5	$0.7	$0.2
Selling, general and administrative expenses (exclusive of depreciation and amortization)	6.8	8.3	3.0

Total	$7.3	$9.0	$3.2

(4)	Depreciation and amortization is comprised of the following components as excluded from direct operating expenses and selling, general and administrative expenses:

	Historical
	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
	(in millions)
Depreciation and amortization excluded from direct operating expenses	$18.8	$18.5	$18.7
Depreciation and amortization from cost of product sold	$0.1	—	—
Depreciation and amortization excluded from selling, general and administrative expenses	—	—	—

Total depreciation and amortization	$18.9	$18.5	$18.7

(5)	Interest income for the years ended December 31, 2010 and 2009 is primarily attributable to a due from affiliate balance owed to us by Coffeyville Resources as a result of affiliate loans. The due from affiliate balance was distributed to Coffeyville Resources in December 2010. Accordingly, such amounts are no longer owed to us.

(6)	Available cash for distribution is generally equal to our cash flow from operations for the quarter, less cash needed for maintenance capital expenditures, debt service and other contractual obligations, and reserves for future operating or capital needs that our board of directors of our general partner deems necessary or appropriate. For the year ended December 31, 2011, available cash for distribution is calculated for the period beginning at the closing of our Initial Public Offering (April 13, 2011) through December 31, 2011. The Partnership also retains the cash on hand associated with prepaid sales at each quarter end for future distribution to common unitholders based upon the recognition into income of the prepaid sales as product is delivered.

(7)	We have omitted net income per unitholder during the period we operated as a partnership through the closing of our Initial Public Offering because during those periods we operated under a different capital structure than what we are operating under following the closing of our Initial Public Offering, and, therefore, the information is not meaningful. Per unit data for the twelve months ending December 31, 2011 is calculated for the period beginning at the closing of our Initial Public Offering (April 13, 2011) through December 31, 2011.

(8)	EBITDA is defined as net income plus interest expense and other financing costs, income tax expense and depreciation and amortization, net of interest income.

We present EBITDA because it is a material component in our calculation of available cash. In addition, EBITDA is a material term utilized in our credit facility in order to determine our leverage ratio (ratio of debt to EBITDA) and our interest coverage ratio (ratio of EBITDA to interest expense). We are required to maintain specified levels of leverage and interest coverage each quarter, and the leverage ratio also affects the amount of interest we are required to pay. EBITDA is also used as a supplemental financial measure by management and by external users of our financial statements, such as investors and commercial banks, to assess:

•	the financial performance of our assets without regard to financing methods, capital structure or historical cost basis; and

•	our operating performance and return on invested capital compared to those of other publicly traded limited partnerships, without regard to financing methods and capital structure.

EBITDA should not be considered an alternative to net income, operating income, net cash provided by operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA may have material limitations as a performance measure because it excludes items that are necessary elements of our costs and operations. In addition, EBITDA presented by other companies may not be comparable to our presentation, since each company may define these terms differently.

A reconciliation of our net income to EBITDA is as follows:

	Historical
	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2011	2010	2009
	(in millions)
Net income	$132.4	$33.3	$57.9
Add:
Interest expense and other financing costs	4.0	—	—
Interest income	—	(13.1)	(9.0)
Income tax expense	—	—	—
Depreciation and amortization	18.9	18.5	18.7

EBITDA	$155.3	$38.7	$67.6

(9)	Plant gate price per ton represents net sales less freight costs and hydrogen revenue (from hydrogen sales to CVR Energy’s refinery) divided by product sales volume in tons in the reporting period. Plant gate price per ton is shown in order to provide a pricing measure that is comparable across the fertilizer industry.

(10)	We use approximately 1.1 tons of pet coke to produce 1.0 ton of ammonia.

(11)	The gross tons produced for ammonia represent the total ammonia produced, including ammonia produced that was upgraded into UAN. The net tons available for sale represent the ammonia available for sale that was not upgraded into UAN.

(12)	On-stream factor is the total number of hours operated divided by the total number of hours in the reporting period. Excluding the impact of the Linde air separation unit outage, the on-stream factors for the year ended December 31, 2011 would have been 99.2% for gasifier, 98.0% for ammonia and 95.7% for UAN. Excluding the impact of the Linde air separation unit outage, the rupture of the high-pressure UAN vessel and the major scheduled turnaround, the on-stream factors for the year ended December 31, 2010 would have been 97.6% for gasifier, 96.8% for ammonia and 96.1% for UAN. Excluding the Linde air separation unit outage in 2009, the on-stream factors would have been 99.3% for gasifier, 98.4% for ammonia and 96.1% for UAN for the year ended December 31, 2009.

RISK FACTORS

You should carefully consider each of the following risks together with the other information contained or incorporated by reference in this prospectus and all of the information set forth in our filings with the SEC before deciding to invest in our common units. If any of the following risks and uncertainties develops into an actual event, our business, financial condition, cash flows or results of operations could be materially adversely affected. In that case, we might not be able to pay distributions on our common units, the trading price of our common units could decline, and you could lose all or part of your investment. Although many of our business risks are comparable to those faced by a corporation engaged in a similar business, limited partner interests are inherently different from the capital stock of a corporation and involve additional risks described below.

Risks Related to Our Business

We may not have sufficient available cash to pay any quarterly distribution on our common units. Furthermore, we are not required to make distributions to holders of our common units on a quarterly basis or otherwise, and may elect to distribute less than all of our available cash.

We may not have sufficient available cash each quarter to enable us to pay any distributions to our common unitholders. Furthermore, our partnership agreement does not require us to pay distributions on a quarterly basis or otherwise. Although our general partner’s current policy is to distribute all of our available cash on a quarterly basis, the board of directors of our general partner may at any time, for any reason, change this policy, decrease the amount of distributions we pay or decide not to pay cash distributions on a quarterly basis or any other basis. The amount of cash we will be able to distribute on our common units principally depends on the amount of cash we generate from our operations, which is directly dependent upon the operating margins we generate, which have been volatile historically. Our operating margins are significantly affected by the market-driven UAN and ammonia prices we are able to charge our customers and our pet coke-based gasification production costs, as well as seasonality, weather conditions, governmental regulation, unscheduled maintenance or downtime at our facilities and global and domestic demand for nitrogen fertilizer products, among other factors. In addition:

•

The amount of distributions we pay, if any, and the decision to make any distribution at all will be determined by the board of directors of our general partner, whose interests may differ from those of our common unitholders. Our general partner has limited fiduciary and contractual duties, which may permit it to favor its own interests or the interests of CVR Energy to the detriment of our common unitholders.

•

Our credit facility, and any credit facility or other debt instruments we enter into in the future, may limit the distributions that we can make. Our credit facility provides that we can make distributions to holders of our common units, but only if we are in compliance with our leverage ratio and interest coverage ratio covenants on a pro forma basis after giving effect to any distribution, and there is no default or event of default under the facility. In addition, any future credit facility may contain other financial tests and covenants that we must satisfy. Any failure to comply with these tests and covenants could result in the lenders prohibiting distributions by us.

•

The amount of available cash for distribution to our unitholders depends primarily on our cash flow, and not solely on our profitability, which is affected by non-cash items. As a result, we may make distributions during periods when we record losses and may not make distributions during periods when we record net income.

•

The actual amount of available cash depends on numerous factors, some of which are beyond our control, including UAN and ammonia prices, our operating costs, global and domestic demand for nitrogen fertilizer products, fluctuations in our working capital needs, and the amount of fees and expenses incurred by us.

For a description of additional restrictions and factors that may affect our ability to make cash distributions, see “Our Cash Distribution Policy and Restrictions on Distributions.”

The amount of our quarterly cash distributions, if any, will vary significantly both quarterly and annually and will be directly dependent on the performance of our business. Unlike most publicly traded partnerships, we do not have a minimum quarterly distribution or employ structures intended to consistently maintain or increase distributions over time.

Investors who are looking for an investment that will pay regular and predictable quarterly distributions should not invest in our common units. We expect our business performance will be more seasonal and volatile, and our cash flows will be less stable, than the business performance and cash flows of most publicly traded partnerships. As a result, our quarterly cash distributions will be volatile and are expected to vary quarterly and annually. Unlike most publicly traded partnerships, we do not have a minimum quarterly distribution or employ structures intended to consistently maintain or increase distributions over time. The amount of our quarterly cash distributions will be directly dependent on the performance of our business, which has been volatile historically as a result of volatile nitrogen fertilizer and natural gas prices, and seasonal and global fluctuations in demand for nitrogen fertilizer products. Because our quarterly distributions will be subject to significant fluctuations directly related to the cash we generate after payment of our fixed and variable expenses, future quarterly distributions paid to our unitholders will vary significantly from quarter to quarter and may be zero. Given the seasonal nature of our business, we expect that our unitholders will have direct exposure to fluctuations in the price of nitrogen fertilizers. In addition, from time to time we make prepaid sales, whereby we receive cash in respect of product to be delivered in a future quarter but do not record revenue in respect of such sales until product is delivered. The cash from prepaid sales increases our operating cash flow in the quarter when the cash is received; however, we do not generate net income or EBITDA in respect of prepaid sales until product is actually delivered.

The board of directors of our general partner may modify or revoke our cash distribution policy at any time at its discretion. Our partnership agreement does not require us to make any distributions at all.

Our general partner’s current policy is to distribute all of the available cash we generate each quarter to unitholders of record on a pro rata basis. However, the board may change such policy at any time at its discretion and could elect not to make distributions for one or more quarters. Our partnership agreement does not require us to make any distributions at all. Accordingly, investors are cautioned not to place undue reliance on the permanence of such a policy in making an investment decision. Any modification or revocation of our cash distribution policy could substantially reduce or eliminate the amounts of distributions to our unitholders.

The nitrogen fertilizer business is, and nitrogen fertilizer prices are, cyclical and highly volatile and have experienced substantial downturns in the past. Cycles in demand and pricing could potentially expose us to significant fluctuations in our operating and financial results, and expose you to substantial volatility in our quarterly cash distributions and material reductions in the trading price of our common units.

We are exposed to fluctuations in nitrogen fertilizer demand in the agricultural industry. These fluctuations historically have had and could in the future have significant effects on prices across all nitrogen fertilizer products and, in turn, our financial condition, cash flows and results of operations, which could result in significant volatility or material reductions in the price of our common units or an inability to make quarterly cash distributions on our common units.

Nitrogen fertilizer products are commodities, the price of which can be highly volatile. The price of nitrogen fertilizer products depend on a number of factors, including general economic conditions, cyclical trends in end-user markets, supply and demand imbalances, and weather conditions, which have a greater relevance because of the seasonal nature of fertilizer application. If seasonal demand exceeds the projections on which we base production, our customers may acquire nitrogen fertilizer products from our competitors, and our profitability will be negatively impacted. If seasonal demand is less than we expect, we will be left with excess inventory that will have to be stored or liquidated.

Demand for nitrogen fertilizer products is dependent on demand for crop nutrients by the global agricultural industry. Nitrogen-based fertilizers are currently in high demand, driven by a growing world population, changes in dietary habits and an expanded use of corn for the production of ethanol. Supply is affected by available capacity and operating rates, raw material costs, government policies and global trade. A decrease in nitrogen fertilizer prices would have a material adverse effect on our business, cash flow and ability to make distributions.

Our internally generated cash flows and other sources of liquidity may not be adequate for our capital needs. As a result, we may not be able to pay any cash distributions to our unitholders and the trading price of our common units may be adversely impacted.

If we cannot generate adequate cash flow or otherwise secure sufficient liquidity to meet our working capital needs or support our short-term and long-term capital requirements, we may be unable to meet our debt obligations, pursue our business strategies or comply with certain environmental standards, which would have a material adverse effect on our business and results of operations. In addition, if we cannot generate adequate cash flow, we may not be able to pay any cash distributions to our unitholders or may be required to decrease the amount of distributions we pay and the trading price of our common units may be adversely impacted. As of December 31, 2011, we had cash and cash equivalents of $237.0 million and $25.0 million available under our credit facility.

The costs associated with operating our nitrogen fertilizer plant are largely fixed. If nitrogen fertilizer prices fall below a certain level, we may not generate sufficient revenue to operate profitably or cover our costs and our ability to make distributions will be adversely impacted.

Unlike our competitors, whose primary costs are related to the purchase of natural gas and whose costs are therefore largely variable, we have largely fixed costs that are not dependent on the price of natural gas because we use pet coke as the primary feedstock in our nitrogen fertilizer plant. As a result of the fixed cost nature of our operations, downtime, interruptions or low productivity due to reduced demand, adverse weather conditions, equipment failure, a decrease in nitrogen fertilizer prices or other causes can result in significant operating losses, which would have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

A decline in natural gas prices could impact our relative competitive position when compared to other nitrogen fertilizer producers.

Most nitrogen fertilizer manufacturers rely on natural gas as their primary feedstock, and the cost of natural gas is a large component of the total production cost for natural gas-based nitrogen fertilizer manufacturers. The dramatic increase in nitrogen fertilizer prices in recent years has not been the direct result of an increase in natural gas prices, but rather the result of increased demand for nitrogen-based fertilizers due to historically low stocks of global grains and a surge in the prices of corn and wheat, the primary crops in our region. This increase in demand for nitrogen-based fertilizers has created an environment in which nitrogen fertilizer prices have disconnected from their traditional correlation with natural gas prices. A decrease in natural gas prices would benefit our competitors and could disproportionately impact our operations by making us less competitive with natural gas-based nitrogen fertilizer manufacturers. A decline in natural gas prices could impair our ability to compete with other nitrogen fertilizer producers who utilize natural gas as their primary feedstock, and therefore have a material adverse impact on the trading price of our common units. In addition, if natural gas prices in the United States were to decline to a level that prompts those U.S. producers who have permanently or temporarily closed production facilities to resume fertilizer production, this would likely contribute to a global supply/demand imbalance that could negatively affect nitrogen fertilizer prices and therefore have a material adverse effect on our results of operations, financial condition, cash flows, and ability to make cash distributions.

Any decline in U.S. agricultural production or limitations on the use of nitrogen fertilizer for agricultural purposes could have a material adverse effect on the sales of nitrogen fertilizer, and on our results of operations, financial condition and ability to make cash distributions.

Conditions in the U.S. agricultural industry significantly impact our operating results. The U.S. agricultural industry can be affected by a number of factors, including weather patterns and field conditions, current and projected grain inventories and prices, domestic and international demand for U.S. agricultural products and U.S. and foreign policies regarding trade in agricultural products.

State and federal governmental policies, including farm and biofuel subsidies and commodity support programs, as well as the prices of fertilizer products, may also directly or indirectly influence the number of acres planted, the mix of crops planted and the use of fertilizers for particular agricultural applications. Developments in crop technology, such as nitrogen fixation (the conversion of atmospheric nitrogen into compounds that plants can assimilate), could also reduce the use of chemical fertilizers and adversely affect the demand for nitrogen fertilizer. In addition, from time to time various state legislatures have considered limitations on the use and application of chemical fertilizers due to concerns about the impact of these products on the environment.

A major factor underlying the current high level of demand for our nitrogen-based fertilizer products is the expanding production of ethanol. A decrease in ethanol production, an increase in ethanol imports or a shift away from corn as a principal raw material used to produce ethanol could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

A major factor underlying the current high level of demand for our nitrogen-based fertilizer products is the expanding production of ethanol in the United States and the expanded use of corn in ethanol production. Ethanol production in the United States is highly dependent upon a myriad of federal and state legislation and regulations, and is made significantly more competitive by various federal and state incentives, mandated production of ethanol pursuant to federal renewable fuel standards, and permitted increases in ethanol percentages in gasoline blends, such as E15, a gasoline blend with 15% ethanol. However, a number of factors, including a continuing “food versus fuel” debate and studies showing that expanded ethanol production may increase the level of greenhouse gases in the environment, have resulted in calls to reduce subsidies for ethanol, allow increased ethanol imports and adopt temporary waivers of the current renewable fuel standard levels, any of which could have an adverse effect on corn-based ethanol production, planted corn acreage and fertilizer demand. Therefore, ethanol incentive programs may not be renewed, or if renewed, they may be renewed on terms significantly less favorable to ethanol producers than current incentive programs. For example, Congress allowed both the 45 cents per gallon ethanol tax credit and the 54 cents per gallon ethanol import tariff to expire on December 31, 2011. Similarly, the EPA’s waivers partially approving the use of E15 could be revised, rescinded or delayed. These actions could have a material adverse effect on ethanol production in the United States, which could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

Further, most ethanol is currently produced from corn and other raw grains, such as milo or sorghum — especially in the Midwest. The current trend in ethanol production research is to develop an efficient method of producing ethanol from cellulose-based biomass, such as agricultural waste, forest residue, municipal solid waste and energy crops (plants grown for use to make biofuels or directly exploited for their energy content). If an efficient method of producing ethanol from cellulose-based biomass is developed, the demand for corn may decrease significantly, which could reduce demand for our nitrogen fertilizer products and have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

Nitrogen fertilizer products are global commodities, and we face intense competition from other nitrogen fertilizer producers.

Our business is subject to intense price competition from both U.S. and foreign sources, including competitors operating in the Persian Gulf, the Asia-Pacific region, the Caribbean, Russia and the Ukraine. Fertilizers are global commodities, with little or no product differentiation, and customers make their purchasing decisions principally on the basis of delivered price and availability of the product. Furthermore, in recent years the price of nitrogen fertilizer in the United States has been substantially driven by pricing in the global fertilizer market. We compete with a number of U.S. producers and producers in other countries, including state-owned and government-subsidized entities. Some competitors have greater total resources and are less dependent on earnings from fertilizer sales, which makes them less vulnerable to industry downturns and better positioned to pursue new expansion and development opportunities. Competitors utilizing different corporate structures may be better able to withstand lower cash flows than we can as a limited partnership. Our competitive position could suffer to the extent we are not able to expand our own resources either through investments in new or existing operations or through acquisitions, joint ventures or partnerships. An inability to compete successfully could result in the loss of customers, which could adversely affect our sales and profitability, and our ability to make cash distributions.

Adverse weather conditions during peak fertilizer application periods may have a material adverse effect on our results of operations, financial condition and ability to make cash distributions, because our agricultural customers are geographically concentrated.

Our sales of nitrogen fertilizer products to agricultural customers are concentrated in the Great Plains and Midwest states and are seasonal in nature. For example, we generate greater net sales and operating income in the first half of the year, which we refer to as the planting season, compared to the second half of the year. Accordingly, an adverse weather pattern affecting agriculture in these regions or during the planting season could have a negative effect on fertilizer demand, which could, in turn, result in a material decline in our net sales and margins and otherwise have a material adverse effect on our results of operations, financial condition and ability to make cash distributions. Our quarterly results may vary significantly from one year to the next due largely to weather-related shifts in planting schedules and purchase patterns. In addition, given the seasonal nature of our business, we expect that our distributions will be volatile and will vary quarterly and annually.

Our business is seasonal, which may result in our carrying significant amounts of inventory and seasonal variations in working capital. Our inability to predict future seasonal nitrogen fertilizer demand accurately may result in excess inventory or product shortages.

Our business is seasonal. Farmers tend to apply nitrogen fertilizer during two short application periods, one in the spring and the other in the fall. The strongest demand for our products typically occurs during the planting season. In contrast, we and other nitrogen fertilizer producers generally produce our products throughout the year. As a result, we and our customers generally build inventories during the low demand periods of the year in order to ensure timely product availability during the peak sales seasons. The seasonality of nitrogen fertilizer demand results in our sales volumes and net sales being highest during the North American spring season and our working capital requirements typically being highest just prior to the start of the spring season.

If seasonal demand exceeds our projections, we will not have enough product and our customers may acquire products from our competitors, which would negatively impact our profitability. If seasonal demand is less than we expect, we will be left with excess inventory and higher working capital and liquidity requirements.

The degree of seasonality of our business can change significantly from year to year due to conditions in the agricultural industry and other factors. As a consequence of our seasonality, we expect that our distributions will be volatile and will vary quarterly and annually.

Our operations are dependent on third-party suppliers, including Linde, which owns an air separation plant that provides oxygen, nitrogen and compressed dry air to our gasifiers, and the City of Coffeyville, which supplies us with electricity. A deterioration in the financial condition of a third-party supplier, a mechanical problem with the air separation plant, or the inability of a third-party supplier to perform in accordance with its contractual obligations could have a material adverse effect on our results of operations, financial condition and our ability to make cash distributions.

Our operations depend in large part on the performance of third-party suppliers, including Linde for the supply of oxygen, nitrogen and compressed dry air, and the City of Coffeyville for the supply of electricity. With respect to Linde, our operations could be adversely affected if there were a deterioration in Linde’s financial condition such that the operation of the air separation plant located adjacent to our nitrogen fertilizer plant was disrupted. Additionally, this air separation plant in the past has experienced numerous short-term interruptions, causing interruptions in our gasifier operations. With respect to electricity, we recently settled litigation with the City of Coffeyville regarding the price they sought to charge us for electricity and entered into an amended and restated electric services agreement which gives us an option to extend the term of such agreement through June 30, 2024. Should Linde, the City of Coffeyville or any of our other third-party suppliers fail to perform in accordance with existing contractual arrangements, our operation could be forced to halt. Alternative sources of supply could be difficult to obtain. Any shutdown of our operations, even for a limited period, could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

Our results of operations, financial condition and ability to make cash distributions may be adversely affected by the supply and price levels of pet coke. Failure by CVR Energy to continue to supply us with pet coke (to the extent third-party pet coke is unavailable or available only at higher prices), or CVR Energy’s imposition of an obligation to provide it with security for our payment obligations, could negatively impact our results of operations.

Our profitability is directly affected by the price and availability of pet coke obtained from CVR Energy’s Coffeyville, Kansas crude oil refinery pursuant to a long-term agreement and pet coke purchased from third parties (with respect to which we have no contractual arrangements), both of which vary based on market prices. Pet coke is a key raw material used by us in the manufacture of nitrogen fertilizer products. If pet coke costs increase, we may not be able to increase our prices to recover these increased costs, because market prices for our nitrogen fertilizer products are not correlated with pet coke prices.

Based on our current output, we obtain most (over 70% on average during the last five years) of the pet coke we need from CVR Energy’s adjacent crude oil refinery, and procure the remainder on the open market. The price that we pay CVR Energy for pet coke is based on the lesser of a pet coke price derived from the price we receive for UAN (subject to a UAN-based price ceiling and floor) and a pet coke index price. In most cases, the price we pay CVR Energy will be lower than the price which we would otherwise pay to third parties. Pet coke prices could significantly increase in the future. Should CVR Energy fail to perform in accordance with our existing agreement, we would need to purchase pet coke from third parties on the open market, which could negatively impact our results of operations to the extent third-party pet coke is unavailable or available only at higher prices.

We may not be able to maintain an adequate supply of pet coke. In addition, we could experience production delays or cost increases if alternative sources of supply prove to be more expensive or difficult to obtain. We currently purchase 100% of the pet coke produced by CVR Energy’s Coffeyville refinery. Accordingly, if we increase our production, we will be more dependent on pet coke purchases from third-party suppliers at open market prices. There is no assurance that we would be able to purchase pet coke on comparable terms from third parties or at all.

Under our pet coke agreement with CVR Energy, we may become obligated to provide security for our payment obligations if, in CVR Energy’s sole judgment, there is a material adverse change in our financial condition or liquidity position or in our ability to pay for our pet coke purchases. See “Certain Relationships and Related Party Transactions — Agreements with CVR Energy — Coke Supply Agreement.”

We rely on third-party providers of transportation services and equipment, which subjects us to risks and uncertainties beyond our control that may have a material adverse effect on our results of operations, financial condition and ability to make distributions.

We rely on railroad and trucking companies to ship finished products to our customers. We also lease railcars from railcar owners in order to ship our finished products. These transportation operations, equipment and services are subject to various hazards, including extreme weather conditions, work stoppages, delays, spills, derailments and other accidents and other operating hazards.

These transportation operations, equipment and services are also subject to environmental, safety and other regulatory oversight. Due to concerns related to terrorism or accidents, local, state and federal governments could implement new regulations affecting the transportation of our finished products. In addition, new regulations could be implemented affecting the equipment used to ship our finished products.

Any delay in our ability to ship our finished products as a result of these transportation companies’ failure to operate properly, the implementation of new and more stringent regulatory requirements affecting transportation operations or equipment, or significant increases in the cost of these services or equipment could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

Our facility faces operating hazards and interruptions, including unplanned maintenance or downtime. We could face potentially significant costs to the extent these hazards or interruptions cause a material decline in production and are not fully covered by our existing insurance coverage. Insurance companies that currently insure companies in our industry may cease to do so, may change the coverage provided or may substantially increase premiums in the future.

Our operations, located at a single location, are subject to significant operating hazards and interruptions. Any significant curtailing of production at our nitrogen fertilizer plant or individual units within our plant could result in materially lower levels of revenues and cash flow for the duration of any shutdown and materially adversely impact our ability to make cash distributions. Operations at our nitrogen fertilizer plant could be curtailed or partially or completely shut down, temporarily or permanently, as the result of a number of circumstances, most of which are not within our control, such as:

•	unscheduled maintenance or catastrophic events such as a major accident or fire, damage by severe weather, flooding or other natural disaster;

•	labor difficulties that result in a work stoppage or slowdown;

•	environmental proceedings or other litigation that compel the cessation of all or a portion of the operations at our nitrogen fertilizer plant;

•	increasingly stringent environmental regulations;

•	a disruption in the supply of pet coke to our nitrogen fertilizer plant; and

•	a governmental ban or other limitation on the use of nitrogen fertilizer products, either generally or specifically those manufactured at our plant.

The magnitude of the effect on us of any shutdown will depend on the length of the shutdown and the extent of the plant operations affected by the shutdown. Our plant requires a scheduled maintenance turnaround every two years, which generally lasts up to three weeks. A major accident, fire, flood, or other event could damage our facility or the environment and the surrounding community or result in injuries or loss of life. For example, the flood that occurred during the weekend of June 30, 2007 shut down our facility for approximately two weeks and required significant expenditures to repair damaged equipment, and our UAN plant was out of service for approximately six weeks after the rupture of a high pressure vessel in September 2010, which had a significant impact on our revenues and cash flows for the fourth quarter of 2010. Moreover, our facility is located adjacent to CVR Energy’s Coffeyville, Kansas refinery, and a major accident or disaster at the refinery could adversely affect our operations. Planned and unplanned maintenance could reduce our net income, cash flow and ability to make cash distributions during the period of time that any of our units is not operating. Any unplanned future downtime could have a material adverse effect on our ability to make cash distributions to our unitholders.

If we experience significant property damage, business interruption, environmental claims or other liabilities, our business could be materially adversely affected to the extent the damages or claims exceed the amount of valid and collectible insurance available to us. We are currently insured under CVR Energy’s casualty, environmental, property and business interruption insurance policies. The property and business interruption insurance policies have a $1.0 billion limit, with a $2.5 million deductible for physical damage and a 45- to 60-day waiting period (depending on the insurance carrier) before losses resulting from business interruptions are recoverable. The policies also contain exclusions and conditions that could have a materially adverse impact on our ability to receive indemnification thereunder, as well as customary sub-limits for particular types of losses. For example, the current property policy contains a specific sub-limit of $150.0 million for damage caused by flooding. We are fully exposed to all losses in excess of the applicable limits and sub-limits and for losses due to business interruptions of fewer than 45 to 60 days.

The nitrogen fertilizer industry is highly capital intensive, and the entire or partial loss of facilities can result in significant costs to participants, such as us, and their insurance carriers. Market factors, including but not limited to catastrophic perils that impact our industry, significant changes in the investment returns of insurance companies, insurance company solvency trends and industry loss ratios and loss trends, can negatively impact the future cost and availability of insurance. There can be no assurance that CVR Energy or we will be able to buy and maintain insurance with adequate limits, reasonable pricing terms and conditions.

Deliberate, malicious acts, including terrorism, could damage our facilities, disrupt our operations or injure employees, contractors, customers or the public and result in liability to us.

Intentional acts of destruction could hinder our sales or production and disrupt our supply chain. Our facilities could be damaged or destroyed, reducing our operational production capacity and requiring us to repair or replace our facilities at substantial cost. Employees, contractors and the public could suffer substantial physical injury for which we could be liable. Governmental authorities may impose security or other requirements that could make our operations more difficult or costly. The consequences of any such actions could adversely affect our operating results, financial condition and ability to make distributions.

Our results of operations are highly dependent upon and fluctuate based upon business and economic conditions and governmental policies affecting the agricultural industry. These factors are outside of our control and may significantly affect our profitability.

Our results of operations are highly dependent upon business and economic conditions and governmental policies affecting the agricultural industry, which we cannot control. The agricultural products business can be affected by a number of factors. The most important of these factors in the United States are:

•	weather patterns and field conditions (particularly during periods of traditionally high nitrogen fertilizer consumption);

•	quantities of nitrogen fertilizers imported to and exported from North America;

•	current and projected grain inventories and prices, which are heavily influenced by U.S. exports and world-wide grain markets; and

•

U.S. governmental policies, including farm and biofuel policies, which may directly or indirectly influence the number of acres planted, the level of grain inventories, the mix of crops planted or crop prices.

International market conditions, which are also outside of our control, may also significantly influence our operating results. The international market for nitrogen fertilizers is influenced by such factors as the relative value of the U.S. dollar and its impact upon the cost of importing nitrogen fertilizers, foreign agricultural policies, the existence of, or changes in, import or foreign currency exchange barriers in certain foreign markets, changes in the hard currency demands of certain countries and other regulatory policies of foreign governments, as well as the laws and policies of the United States affecting foreign trade and investment.

Ammonia can be very volatile and extremely hazardous. Any liability for accidents involving ammonia or other products we produce or transport that cause severe damage to property or injury to the environment and human health could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions. In addition, the costs of transporting ammonia could increase significantly in the future.

We manufacture, process, store, handle, distribute and transport ammonia, which can be very volatile and extremely hazardous. Major accidents or releases involving ammonia could cause severe damage or injury to property, the environment and human health, as well as a possible disruption of supplies and markets. Such an event could result in civil lawsuits, fines, penalties and regulatory enforcement proceedings, all of which could lead to significant liabilities. Any damage to persons, equipment or property or other disruption of our ability to produce or distribute our products could result in a significant decrease in operating revenues and significant additional cost to replace or repair and insure our assets, which could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions. We periodically experience minor releases of ammonia related to leaks from our equipment. We experienced more significant ammonia releases in August 2007 due to the failure of a high-pressure pump and in August and September 2010 due to a heat exchanger leak and a UAN vessel rupture. Similar events may occur in the future.

In addition, we may incur significant losses or costs relating to the operation of our railcars used for the purpose of carrying various products, including ammonia. Due to the dangerous and potentially toxic nature of the cargo, in particular ammonia, on board railcars, a railcar accident may result in fires, explosions and pollution. These circumstances may result in sudden, severe damage or injury to property, the environment and human health. In the event of pollution, we may be held responsible even if we are not at fault and we complied with the laws and regulations in effect at the time of the accident. Litigation arising from accidents involving ammonia and other products we produce or transport may result in our being named as a defendant in lawsuits asserting claims for large amounts of damages, which could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

Given the risks inherent in transporting ammonia, the costs of transporting ammonia could increase significantly in the future. Ammonia is most typically transported by pipeline and railcar. A number of initiatives are underway in the railroad and chemical industries that may result in changes to railcar design in order to minimize railway accidents involving hazardous materials. In addition, in the future, laws may more severely restrict or eliminate our ability to transport ammonia via railcar. If any railcar design changes are implemented, or if accidents involving hazardous freight increase the insurance and other costs of railcars, our freight costs could significantly increase.

Environmental laws and regulations could require us to make substantial capital expenditures to remain in compliance or to remediate current or future contamination that could give rise to material liabilities.

Our operations are subject to a variety of federal, state and local environmental laws and regulations relating to the protection of the environment, including those governing the emission or discharge of pollutants into the environment, product specifications and the generation, treatment, storage, transportation, disposal and remediation of solid and hazardous waste and materials. Violations of these laws and regulations or permit conditions can result in substantial penalties, injunctive orders compelling installation of additional controls, civil and criminal sanctions, permit revocations or facility shutdowns.

In addition, new environmental laws and regulations, new interpretations of existing laws and regulations, increased governmental enforcement of laws and regulations or other developments could require us to make additional unforeseen expenditures. Many of these laws and regulations are becoming increasingly stringent, and the cost of compliance with these requirements can be expected to increase over time. The requirements to be met, as well as the technology and length of time available to meet those requirements, continue to develop and change. These expenditures or costs for environmental compliance could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

Our facility operates under a number of federal and state permits, licenses and approvals with terms and conditions containing a significant number of prescriptive limits and performance standards in order to operate. Our facility is also required to comply with prescriptive limits and meet performance standards specific to chemical facilities as well as to general manufacturing facilities. All of these permits, licenses, approvals and standards require a significant amount of monitoring, record keeping and reporting in order to demonstrate compliance with the underlying permit, license, approval or standard. Incomplete documentation of compliance status may result in the imposition of fines, penalties and injunctive relief. Additionally, due to the nature of our manufacturing processes, there may be times when we are unable to meet the standards and terms and conditions of these permits and licenses due to operational upsets or malfunctions, which may lead to the imposition of fines and penalties or operating restrictions that may have a material adverse effect on our ability to operate our facilities and accordingly our financial performance.

Our business is subject to the occurrence of accidental spills, discharges or other releases of hazardous substances into the environment. Past or future spills related to our nitrogen fertilizer plant or transportation of products or hazardous substances from our facility may give rise to liability (including strict liability, or liability without fault, and potential cleanup responsibility) to governmental entities or private parties under federal, state or local environmental laws, as well as under common law. For example, we could be held strictly liable under the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, for past or future spills without regard to fault or whether our actions were in compliance with the law at the time of the spills. Pursuant to CERCLA and similar state statutes, we could be held liable for contamination associated with the facility we currently own and operate (whether or not such contamination occurred prior to our acquisition thereof), facilities we formerly owned or operated (if any) and facilities to which we transported or arranged for the transportation of wastes or byproducts containing hazardous substances for treatment, storage, or disposal. The potential penalties and cleanup costs for past or future releases or spills, liability to third parties for damage to their property or exposure to hazardous substances, or the need to address newly discovered information or conditions that may require response actions could be significant and could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

In addition, we may incur liability for alleged personal injury or property damage due to exposure to chemicals or other hazardous substances located at or released from our facility. We may also face liability for personal injury, property damage, natural resource damage or for cleanup costs for the alleged migration of contamination or other hazardous substances from our facility to adjacent and other nearby properties.

We may incur future costs relating to the off-site disposal of hazardous wastes. Companies that dispose of, or arrange for the transportation or disposal of, hazardous substances at off-site locations may be held jointly and severally liable for the costs of investigation and remediation of contamination at those off-site locations, regardless of fault. We could become involved in litigation or other proceedings involving off-site waste disposal and the damages or costs in any such proceedings could be material.

We may be unable to obtain or renew permits necessary for our operations, which could inhibit our ability to do business.

We hold numerous environmental and other governmental permits and approvals authorizing operations at our nitrogen fertilizer facility. Expansion of our operations is also predicated upon securing the necessary environmental or other permits or approvals. A decision by a government agency to deny or delay issuing a new or renewed material permit or approval, or to revoke or substantially modify an existing permit or approval, could have a material adverse effect on our ability to continue operations and on our business, financial condition, results of operations and ability to make cash distributions.

Environmental laws and regulations on fertilizer end-use and application and numeric nutrient water quality criteria could have a material adverse impact on fertilizer demand in the future.

Future environmental laws and regulations on the end-use and application of fertilizers could cause changes in demand for our products. In addition, future environmental laws and regulations, or new interpretations of existing laws or regulations, could limit our ability to market and sell our products to end users. From time to time, various state legislatures have proposed bans or other limitations on fertilizer products. In addition, a number of states have adopted or proposed numeric nutrient water quality criteria that could result in decreased demand for our fertilizer products in those states. Similarly, the United States Environmental Protection Agency (the “EPA”) issued a final rule establishing numeric nutrient criteria for certain Florida water bodies that may require farmers to implement best management practices, including the reduction of fertilizer use, to reduce the impact of fertilizer on water quality. Portions of the rule have been overturned and may be replaced with a new EPA rule or a state rule imposing similar numeric nutrient criteria. Such laws, regulations or interpretations could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

Climate change laws and regulations could have a material adverse effect on our results of operations, financial condition, and ability to make cash distributions.

Various regulatory and legislative measures to address greenhouse gas emissions (including CO2, methane and nitrous oxides) are in various phases of discussion or implementation. In the aftermath of its 2009 “endangerment finding” that greenhouse gas emissions pose a threat to human health and welfare, the EPA has begun to regulate greenhouse gas emissions under the authority granted to it under the Clean Air Act. In October 2009, the EPA finalized a rule requiring certain large emitters of greenhouse gases to inventory and annually report their greenhouse gas emissions to the EPA. In accordance with the rule, we began monitoring our greenhouse gas emissions from our nitrogen fertilizer plant and have already reported emissions to the EPA for the year ended 2011. In May 2010, the EPA finalized the “Greenhouse Gas Tailoring Rule,” which established new greenhouse gas emissions thresholds that determine when stationary sources, such as our nitrogen fertilizer plant, must obtain permits under the Prevention of Significant Deterioration, or PSD, and Title V programs of the federal Clean Air Act. The significance of the permitting requirement is that, in cases where a new source is constructed or an existing source undergoes a major modification, the facility would need to evaluate and install best available control technology, or BACT, for its greenhouse gas emissions. A major modification resulting in a significant expansion of production at our nitrogen fertilizer plant that causes a significant increase in greenhouse gas emissions could require the installation of BACT controls. However, we do not believe that our ongoing or anticipated expansion projects would trigger the need to install BACT controls. The EPA’s endangerment finding, Greenhouse Gas Tailoring Rule and certain other greenhouse gas emission rules have been challenged and will likely be subject to extensive litigation.

At the federal legislative level, Congressional passage of legislation adopting some form of federal mandatory greenhouse gas emission reduction, such as a nationwide cap-and-trade program, does not appear likely at this time, although it could be adopted at a future date. It is also possible that Congress may pass alternative climate change bills that do not mandate a nationwide cap-and-trade program and instead focus on promoting renewable energy and energy efficiency.

In addition to potential federal legislation, a number of states have adopted regional greenhouse gas initiatives to reduce CO2 and other greenhouse gas emissions. In 2007, a group of Midwest states, including Kansas (where our nitrogen fertilizer facility is located), formed the Midwestern Greenhouse Gas Reduction Accord, which calls for the development of a cap-and-trade system to control greenhouse gas emissions and for the inventory of such emissions. However, the individual states that have signed on to the accord must adopt laws or regulations implementing the trading scheme before it becomes effective, and it is unclear whether Kansas still intends to do so.

The implementation of EPA greenhouse gas regulations or potential federal, state or regional programs to reduce greenhouse gas emissions will likely result in increased costs to (i) operate and maintain our facilities, (ii) install new emission controls on our facilities and (iii) administer and manage any greenhouse gas emissions program. Increased costs associated with compliance with any future legislation or regulation of greenhouse gas emissions, if it occurs, may have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

In addition, climate change legislation and regulations may result in increased costs not only for our business but also for agricultural producers that utilize our fertilizer products, thereby potentially decreasing demand for our fertilizer products. Decreased demand for our fertilizer products may have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

New regulations concerning the transportation of hazardous chemicals, risks of terrorism and the security of chemical manufacturing facilities could result in higher operating costs.

The costs of complying with future regulations relating to the transportation of hazardous chemicals and security associated with our nitrogen fertilizer facility may have a material adverse effect on our results of operations, financial condition and ability to make cash distributions. Targets such as chemical manufacturing facilities may be at greater risk of future terrorist attacks than other targets in the United States. The chemical industry has responded to the issues that arose in response to the terrorist attacks on September 11, 2001 by starting new initiatives relating to the security of chemical industry facilities and the transportation of hazardous chemicals in the United States. Future terrorist attacks could lead to even stronger, more costly initiatives that could result in a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

Due to our lack of asset diversification, adverse developments in the nitrogen fertilizer industry could adversely affect our results of operations and our ability to make distributions to our unitholders.

We rely exclusively on the revenues generated from our nitrogen fertilizer business. An adverse development in the nitrogen fertilizer industry would have a significantly greater impact on our operations and cash available for distribution to holders of common units than it will on other companies with a more diverse asset and product base. The largest publicly traded companies with which we compete sell a more varied range of fertilizer products.

Our business depends on significant customers, and the loss of one or several significant customers may have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

Our business has a high concentration of customers. In the aggregate, our top five ammonia customers represented 61.3%, 44.2% and 43.9%, respectively, of our ammonia sales, and our top five UAN customers represented 49.0%, 43.3% and 44.2%, respectively, of our UAN sales, for the years ended December 31, 2011, 2010 and 2009. Given the nature of our business, and consistent with industry practice, we do not have long-term minimum purchase contracts with any of our customers. The loss of one or several of these significant customers, or a significant reduction in purchase volume by any of them, could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

There can be no assurance that the transportation costs of our competitors will not decline.

Our nitrogen fertilizer plant is located within the U.S. farm belt, where the majority of the end users of our nitrogen fertilizers grow their crops. Many of our competitors produce fertilizer outside this region and incur greater costs in transporting their products over longer distances via rail, ships and pipelines. There can be no assurance that our competitors’ transportation costs will not decline or that additional pipelines will not be built, lowering the price at which our competitors can sell their products, which could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

We are subject to strict laws and regulations regarding employee and process safety, and failure to comply with these laws and regulations could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

Our facility is subject to the requirements of the federal Occupational Safety and Health Act, or OSHA, and comparable state statutes that regulate the protection of the health and safety of workers. In addition, OSHA and certain environmental regulations require that we maintain information about hazardous materials used or produced in our operations and that we provide this information to employees and state and local governmental authorities. Failure to comply with OSHA requirements, including general industry standards, record keeping requirements and monitoring and control of occupational exposure to regulated substances, could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions if we are subjected to significant fines or compliance costs.

Instability and volatility in the global capital, credit and commodity markets could negatively impact our business, financial condition, results of operations and ability to make cash distributions.

The global capital and credit markets have experienced extreme volatility and disruption in recent years. Our business, results of operations, financial condition and ability to make cash distributions could be negatively impacted by difficult conditions and extreme volatility in the capital, credit and commodities markets and in the global economy. These factors, combined with declining business and consumer confidence and increased unemployment, precipitated an economic recession in the United States and globally. The difficult conditions in these markets and the overall economy affect us in a number of ways. For example:

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Although we believe we will have sufficient liquidity under our credit facility to run our business, under extreme market conditions there can be no assurance that such funds would be available or sufficient, and in such a case, we may not be able to successfully obtain additional financing on favorable terms, or at all.

•	Market volatility could exert downward pressure on the price of our common units, which may make it more difficult for us to raise additional capital and thereby limit our ability to grow.

•

Our credit facility contains various covenants that must be complied with, and if we are not in compliance, there can be no assurance that we would be able to successfully amend the agreement in the future. Further, any such amendment may be expensive.

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Market conditions could result in our significant customers experiencing financial difficulties. We are exposed to the credit risk of our customers, and their failure to meet their financial obligations when due because of bankruptcy, lack of liquidity, operational failure or other reasons could result in decreased sales and earnings for us.

Our acquisition and expansion strategy involves significant risks.

One of our business strategies is to pursue acquisitions and expansion projects (including the ongoing expansion of our UAN capacity). However, acquisitions and expansions involve numerous risks and uncertainties, including intense competition for suitable acquisition targets, the potential unavailability of financial resources necessary to consummate acquisitions and expansions, difficulties in identifying suitable acquisition targets and expansion projects or in completing any transactions identified on sufficiently favorable terms, and the need to obtain regulatory or other governmental approvals that may be necessary to complete acquisitions and expansions. In addition, any future acquisitions and expansions may entail significant transaction costs, tax consequences and risks associated with entry into new markets and lines of business.

We are in the process of expanding our nitrogen fertilizer plant, which is expected to allow us the flexibility to upgrade all of our ammonia production to UAN. This expansion is premised in large part on the historically higher margin that we have received for UAN compared to ammonia. If the premium that UAN currently earns over ammonia decreases, this expansion project may not yield the economic benefits and accretive effects that we currently anticipate.

In addition to the risks involved in identifying and completing acquisitions described above, even when acquisitions are completed, integration of acquired entities can involve significant difficulties, such as:

•	unforeseen difficulties in the acquired operations and disruption of the ongoing operations of our business;

•	failure to achieve cost savings or other financial or operating objectives with respect to an acquisition;

•	strain on the operational and managerial controls and procedures of our business, and the need to modify systems or to add management resources;

•	difficulties in the integration and retention of customers or personnel and the integration and effective deployment of operations or technologies;

•	assumption of unknown material liabilities or regulatory non-compliance issues;

•	amortization of acquired assets, which would reduce future reported earnings;

•	possible adverse short-term effects on our cash flows or operating results; and

•	diversion of management’s attention from the ongoing operations of our business.

In addition, in connection with any potential acquisition or expansion project, we will need to consider whether the business we intend to acquire or expansion project we intend to pursue could affect our tax treatment as a partnership for U.S. federal income tax purposes. If we are otherwise unable to conclude that the activities of the business being acquired or the expansion project would not affect our treatment as a partnership for U.S. federal income tax purposes, we could seek a ruling from the Internal Revenue Service, or IRS. Seeking such a ruling could be costly or, in the case of competitive acquisitions, place us in a competitive disadvantage compared to other potential acquirers who do not seek such a ruling. If we are unable to conclude that an activity would not affect our treatment as a partnership for U.S. federal income tax purposes, we could choose to acquire such business or develop such expansion project in a corporate subsidiary, which would subject the income related to such activity to entity-level taxation. See “— Tax Risks — Our tax treatment depends on our status as a partnership for U.S. federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the IRS were to treat us as a corporation, rather than as a partnership, for U.S. federal income tax purposes or if we were to become subject to additional amounts of entity-level taxation for state tax purposes, then our cash available for distribution to our unitholders would be substantially reduced, likely causing a substantial reduction in the value of our common units” and “Material U.S. Federal Income Tax Consequences — Partnership Status.”

Failure to manage acquisition and expansion growth risks could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions. There can be no assurance that we will be able to consummate any acquisitions or expansions, successfully integrate acquired entities, or generate positive cash flow at any acquired company or expansion project.

We rely on the executive officers of CVR Energy to manage many aspects of our business and affairs pursuant to a services agreement, which CVR Energy can terminate at any time after April 13, 2012, subject to a 180-day notice period.

Our future performance depends to a significant degree upon the continued contributions of CVR Energy’s senior management team. We have entered into a services agreement with our general partner and CVR Energy whereby CVR Energy has agreed to provide us with the services of its senior management team as well as accounting, business operations, legal, finance and other key back-office and mid-office personnel. At any time after April 13, 2012, CVR Energy can terminate this agreement, subject to a 180-day notice period. The loss or unavailability to us of any member of CVR Energy’s senior management team could negatively affect our ability to operate our business and pursue our business strategies. We do not have employment agreements with any of CVR Energy’s officers and we do not maintain any key person insurance. We can provide no assurance that CVR Energy will continue to provide us the officers that are necessary for the conduct of our business nor that such provision will be on terms that are acceptable. If CVR Energy elected to terminate the agreement on 180 days’ notice, we might not be able to find qualified individuals to serve as our executive officers within such 180-day period.

In addition, pursuant to the services agreement we are responsible for a portion of the compensation expense of such executive officers according to the percentage of time such executive officers spent working for us. However, the compensation of such executive officers is set by CVR Energy, and we have no control over the amount paid to such officers. The services agreement does not contain any cap on the amounts we may be required to pay CVR Energy pursuant to this agreement.

A shortage of skilled labor, together with rising labor costs, could adversely affect our results of operations and cash available for distribution to our unitholders.

Efficient production of nitrogen fertilizer using modern techniques and equipment requires skilled employees. Our nitrogen fertilizer facility relies on gasification technology that requires special expertise to operate efficiently and effectively. To the extent that the services of our key technical personnel become unavailable to us for any reason, we would be required to hire other personnel. We may not be able to locate or employ such qualified personnel on acceptable terms or at all. We face competition for these professionals from our competitors, our customers and other companies operating in our industry. If we are unable to find qualified employees, or if the cost to find qualified employees increases materially, our results of operations and cash available for distribution to our unitholders could be adversely affected.

If licensed technology were no longer available, our business may be adversely affected.

We have licensed, and may in the future license, a combination of patent, trade secret and other intellectual property rights of third parties for use in our business. In particular, the gasification process we use to convert pet coke to high purity hydrogen for subsequent conversion to ammonia is licensed from General Electric. The license, which is fully paid, grants us perpetual rights to use the pet coke gasification process on specified terms and conditions and is integral to the operations of our facility. If this license, or any other license agreements on which our operations rely, were to be terminated, licenses to alternative technology may not be available, or may only be available on terms that are not commercially reasonable or acceptable. In addition, any substitution of new technology for currently-licensed technology may require substantial changes to manufacturing processes or equipment and may have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

In the ordinary course of our business, we collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers and suppliers, and personally identifiable information of our employees, in our facilities and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, disrupt our operations, damage our reputation, and cause a loss of confidence, which could adversely affect our business.

We may face third-party claims of intellectual property infringement, which if successful could result in significant costs for our business.

There are currently no claims pending against us relating to the infringement of any third-party intellectual property rights. However, in the future we may face claims of infringement that could interfere with our ability to use technology that is material to our business operations. Any litigation of this type, whether successful or unsuccessful, could result in substantial costs to us and diversions of our resources, either of which could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions. In the event a claim of infringement against us is successful, we may be required to pay royalties or license fees for past or continued use of the infringing technology, or we may be prohibited from using the infringing technology altogether. If we are prohibited from using any technology as a result of such a claim, we may not be able to obtain licenses to alternative technology adequate to substitute for the technology we can no longer use, or licenses for such alternative technology may only be available on terms that are not commercially reasonable or acceptable to us. In addition, any substitution of new technology for currently licensed technology may require us to make substantial changes to our manufacturing processes or equipment or to our products, and could have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

Our indebtedness may affect our ability to operate our business, and may have a material adverse effect on our financial condition and results of operations.

As of December 31, 2011, we had $125.0 million in outstanding term loan borrowings and borrowing availability of $25.0 million under our revolving credit facility. We and our subsidiary may be able to incur significant additional indebtedness in the future. If new indebtedness is added to our current indebtedness, the risks described below could increase. Our level of indebtedness could have important consequences, such as:

•	limiting our ability to obtain additional financing to fund our working capital needs, capital expenditures, debt service requirements, acquisitions or for other purposes;

•	limiting our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to service debt;

•	limiting our ability to compete with other companies who are not as highly leveraged, as we may be less capable of responding to adverse economic and industry conditions;

•	restricting us from making strategic acquisitions, introducing new technologies or exploiting business opportunities;

•

restricting the way in which we conduct our business because of financial and operating covenants in the agreements governing our and our subsidiaries’ existing and future indebtedness, including, in the case of certain indebtedness of subsidiaries, certain covenants that restrict the ability of subsidiaries to pay dividends or make other distributions to us;

•

exposing us to potential events of default (if not cured or waived) under financial and operating covenants contained in our or our subsidiaries’ debt instruments that could have a material adverse effect on our business, financial condition and operating results;

•	increasing our vulnerability to a downturn in general economic conditions or in pricing of our products; and

•	limiting our ability to react to changing market conditions in our industry and in our customers’ industries.

In addition, borrowings under our credit facility bear interest at variable rates. If market interest rates increase, such variable-rate debt will create higher debt service requirements, which could adversely affect our ability to make distributions. While we may enter into agreements limiting our exposure to higher interest rates, any such agreements may not offer complete protection from this risk.

In addition to our debt service obligations, our operations require substantial investments on a continuing basis. Our ability to make scheduled debt payments, to refinance our obligations with respect to our indebtedness and to fund capital and non-capital expenditures necessary to maintain the condition of our operating assets, properties and systems software, as well as to provide capacity for the growth of our business, depends on our financial and operating performance, which, in turn, is subject to prevailing economic conditions and financial, business, competitive, legal and other factors.

In addition, we are and will be subject to covenants contained in agreements governing our present and future indebtedness. These covenants include, and will likely include, restrictions on certain payments (including restrictions on distributions to our unitholders), the granting of liens, the incurrence of additional indebtedness, dividend restrictions affecting subsidiaries, asset sales, transactions with affiliates and mergers and consolidations. Any failure to comply with these covenants could result in a default under our credit facility. In addition, the termination or non-renewal of, or violation by CVR Energy of its covenants in, any of the intercompany agreements between us and CVR Energy that has a material adverse effect on us would trigger an event of default under our credit facility. Upon a default, unless waived, the lenders under our credit facility would have all remedies available to a secured lender, and could elect to terminate their commitments, cease making further loans, institute foreclosure proceedings against our or our subsidiaries’ assets, and force us and our subsidiaries into bankruptcy or liquidation, subject to the intercreditor agreements. Our credit facility provides that we can make distributions to holders of our common units, but only if we are in compliance with our leverage ratio and interest coverage ratio covenants on a pro forma basis after giving effect to any distribution and there is no default or event of default under the facility. If we were unable to comply with any such covenant restrictions in any quarter, our ability to make distributions to unitholders would be curtailed. In addition, any defaults could trigger cross defaults under other or future credit agreements. Our operating results may not be sufficient to service our indebtedness or to fund our other expenditures and we may not be able to obtain financing to meet these requirements.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness that may not be successful.

Our ability to satisfy our debt obligations will depend upon, among other things:

•

our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control; and

•	our future ability to borrow under our credit facility, the availability of which depends on, among other things, our complying with the covenants in the credit facility.

We cannot offer any assurance that our business will generate sufficient cash flow from operations, or that we will be able to draw under our credit facility or otherwise, in an amount sufficient to fund our liquidity needs. CVR Energy does not guarantee any of our debt instruments or other obligations, has not executed any keepwell or similar agreements with us or any of our subsidiaries, and is under no obligation to provide us with any capital contributions or liquidity to meet our obligations. Moreover, the ability of CVR Energy to take any such actions is restricted by the terms of the instruments governing its indebtedness. In addition, our general partner’s current policy is to distribute all available cash we generate on a quarterly basis, and the board of directors of our general partner may in the future elect to pay a special distribution, engage in unit repurchases or pursue other strategic options including acquisitions of other business or asset purchases, which would reduce cash available to service our debt obligations.

If our cash flows and capital resources are insufficient to service our indebtedness, we may be forced to reduce or suspend distributions, reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness or seek bankruptcy protection. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. In addition, the terms of existing or future debt agreements may restrict us from adopting some of these alternatives. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations, sell equity, and/or negotiate with our lenders to restructure the applicable debt, in order to meet our debt service and other obligations. We may not be able to consummate those dispositions for fair market value or at all. Our credit facility or market or business conditions may limit our ability to avail ourselves of some or all of these options. Furthermore, any proceeds that we could realize from any such dispositions may not be adequate to meet our debt service obligations then due.

Our debt agreements contain restrictions that will limit our flexibility in operating our business and our ability to make distributions to our unitholders.

Our credit facility contains, and any instruments governing future indebtedness of ours would likely contain, a number of covenants that impose significant operating and financial restrictions on us, including restrictions on our and our subsidiaries’ ability to, among other things:

•	incur additional indebtedness or issue certain preferred units;

•	pay distributions in respect of our units or make other restricted payments;

•	make certain payments on debt that is subordinated or secured on a junior basis;

•	make certain investments;

•	sell certain assets;

•	create liens on certain assets;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	enter into certain transactions with our affiliates; and

•	designate our subsidiaries as unrestricted subsidiaries.

Any of these restrictions could limit our ability to plan for or react to market conditions and could otherwise restrict partnership activities. Any failure to comply with these covenants could result in a default under our credit facility. Upon a default, unless waived, the lenders under our credit facility would have all remedies available to a secured lender, and could elect to terminate their commitments, cease making further loans, institute foreclosure proceedings against our assets, and force us into bankruptcy or liquidation, subject to any applicable intercreditor agreements. In addition, a default under our credit facility would trigger a cross default under our other agreements and could trigger a cross default under the agreements governing our future indebtedness. Our operating results may not be sufficient to service our indebtedness or to fund our other expenditures and we may not be able to obtain financing to meet these requirements.

Despite our indebtedness, we may still be able to incur significantly more debt, including secured indebtedness. This could intensify the risks described above.

We may be able to incur substantially more debt in the future, including secured indebtedness. Although our credit facility contains restrictions on our incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions and, under certain circumstances, indebtedness incurred in compliance with these restrictions could be substantial. Also, these restrictions may not prevent us from incurring obligations that do not constitute indebtedness. To the extent such new debt or new obligations are added to our existing indebtedness, the risks described above could substantially increase.

We are a holding company and depend upon our subsidiary for our cash flow.

We are a holding company. All of our operations are conducted and all of our assets are owned by Coffeyville Resources Nitrogen Fertilizers, LLC, or CRNF, our wholly-owned subsidiary and our sole subsidiary. Consequently, our cash flow and our ability to meet our obligations or to make cash distributions in the future will depend upon the cash flow of our subsidiary and the payment of funds by our subsidiary to us in the form of dividends or otherwise. The ability of our subsidiary to make any payments to us will depend on its earnings, the terms of its indebtedness, including the terms of any credit facilities, and legal restrictions. In particular, future credit facilities incurred at our subsidiary may impose significant limitations on the ability of our subsidiary to make distributions to us and consequently our ability to make distributions to our unitholders.

As a publicly traded partnership we qualify for certain exemptions from the New York Stock Exchange’s corporate governance requirements.

As a publicly traded partnership, we qualify for certain exemptions from the New York Stock Exchange’s corporate governance requirements, including:

•	the requirement that a majority of the board of directors of our general partner consist of independent directors;

•	the requirement that the board of directors of our general partner have a nominating/corporate governance committee that is composed entirely of independent directors; and

•	the requirement that the board of directors of our general partner have a compensation committee that is composed entirely of independent directors.

Our general partner’s board of directors has not and does not currently intend to establish a nominating/corporate governance committee. Additionally, we could avail ourselves of the additional exemptions available to publicly traded partnerships listed above at any time in the future. Accordingly, unitholders do not have the same protections afforded to equityholders of companies that are subject to all of the corporate governance requirements of the New York Stock Exchange. See “Management.”

We are exposed to risks relating to evaluations of controls required by Section 404 of the Sarbanes-Oxley Act.

We are in the process of evaluating our internal controls systems to allow management to report on, and our independent auditors to audit, our internal controls over financial reporting. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, and under current rules will be required to comply with Section 404 in our annual report for the year ending December 31, 2012. Furthermore, upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable SEC and Public Company Accounting Oversight Board, or PCAOB, rules and regulations that remain unremediated. Although we produce our financial statements in accordance with GAAP, our internal accounting controls may not currently meet all standards applicable to companies with publicly traded securities. As a publicly traded partnership, we will be required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or that are reasonably likely to, materially affect internal controls over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

If we fail to implement the requirements of Section 404 in a timely manner, we might be subject to sanctions or investigation by regulatory authorities such as the SEC. If we do not implement improvements to our disclosure controls and procedures or to our internal controls in a timely manner, our independent registered public accounting firm may not be able to certify as to the effectiveness of our internal controls over financial reporting pursuant to an audit of our internal controls over financial reporting. This may subject us to adverse regulatory consequences or a loss of confidence in the reliability of our financial statements. We could also suffer a loss of confidence in the reliability of our financial statements if our independent registered public accounting firm reports a material weakness in our internal controls, if we do not develop and maintain effective controls and procedures or if we are otherwise unable to deliver timely and reliable financial information. Any loss of confidence in the reliability of our financial statements or other negative reaction to our failure to develop timely or adequate disclosure controls and procedures or internal controls could result in a decline in the price of our common units. In addition, if we fail to remedy any material weakness, our financial statements may be inaccurate, we may face restricted access to the capital markets and the price of our common units may be adversely affected.

Our relationship with CVR Energy and its financial condition subjects us to potential risks that are beyond our control.

Due to our relationship with CVR Energy, adverse developments or announcements concerning CVR Energy could materially adversely affect our financial condition, even if we have not suffered any similar development. The ratings assigned to CVR Energy’s senior secured indebtedness are below investment grade. Downgrades of the credit ratings of CVR Energy could increase our cost of capital and collateral requirements, and could impede our access to the capital markets.

The credit and business risk profiles of CVR Energy may be factors considered in credit evaluations of us. This is because we rely on CVR Energy for various services, including management services and the supply of pet coke. Another factor that may be considered is the financial condition of CVR Energy, including the degree of its financial leverage and its dependence on cash flow from us to service its indebtedness. The credit and risk profile of CVR Energy could adversely affect our credit ratings and risk profile, which could increase our borrowing costs or hinder our ability to raise capital.

If we were to seek a credit rating in the future, our credit rating may be adversely affected by the leverage of CVR Energy, as credit rating agencies may consider the leverage and credit profile of CVR Energy and its affiliates because of their ownership interest in and joint control of us and the strong operational links between CVR Energy’s refining business and us. Any adverse effect on our credit rating would increase our cost of borrowing or hinder our ability to raise financing in the capital markets, which would impair our ability to grow our business and make cash distributions to unitholders.

Risks Related to an Investment in Us

Our business could be negatively affected as a result of a threatened proxy contest and pending tender offer with respect to CVR Energy.

CVR Energy, which indirectly owns our general partner and approximately 70% of our common units, and following this offering will own approximately     % of our common units (    % if the underwriters exercise their option to purchase additional common units in full), recently received a notice from certain funds affiliated with Carl Icahn that discloses their intent to nominate nine individuals for election to CVR Energy’s Board of Directors. In addition, on February 23, 2012, certain funds affiliated with Carl Icahn commenced a tender offer for control of CVR Energy with the intention, following completion of such tender offer, to seek to sell CVR Energy to a strategic acquirer. Our general partner is an indirect wholly-owned subsidiary of CVR Energy, and consequently CVR Energy has the right to appoint all of the members of the board of directors of our general partner.

We could be adversely affected by these events because, among other things:

•

Perceived uncertainties as to CVR Energy’s and our future direction may result in the loss of potential business opportunities and may make it more difficult to attract and retain qualified personnel and business partners; and

•

If individuals with a specific agenda are elected to CVR Energy’s Board of Directors, or if a third party obtains control of CVR Energy, they may have a different view as to our future direction and CVR Energy’s ownership of our common units that may adversely affect our ability to implement our strategic objectives effectively and timely.

CVR Energy provides us with the services of its senior management team as well as accounting, business operations, legal, finance and other key back-office and mid-office personnel pursuant to a services agreement which it can terminate at any time after April 13, 2012, subject to a 180-day notice period. We cannot predict whether CVR Energy will terminate the services agreement and, if so, what the economic effect of termination would be. CVR Energy also has the right under our partnership agreement to sell our general partner at any time to a third party, who would be able to replace our entire board of directors. Finally, CVR Energy currently owns the majority of our common units and will continue to own a majority of our common units following this offering. A new board of directors at CVR Energy might have a different view as to whether to maintain any or all of the foregoing, which could have a material adverse effect on us.

The board of directors of our general partner has adopted a policy to distribute all of the available cash we generate on a quarterly basis, which could limit our ability to grow and make acquisitions.

Our general partner’s current policy is to distribute all of the available cash we generate on a quarterly basis to our unitholders. As a result, we will rely primarily upon external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund our acquisitions and expansion capital expenditures. As a result, to the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow.

In addition, because of our general partner’s current distribution policy, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units will decrease the amount we distribute on each outstanding unit. There are no limitations in our partnership agreement on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which, in turn, would reduce the available cash that we have to distribute to our unitholders.

Our general partner, an indirect wholly-owned subsidiary of CVR Energy, has fiduciary duties to CVR Energy and its stockholders, and the interests of CVR Energy and its stockholders may differ significantly from, or conflict with, the interests of our public common unitholders.

Our general partner is responsible for managing us. Although our general partner has fiduciary duties to manage us in a manner that is in our best interests, the fiduciary duties are specifically limited by the express terms of our partnership agreement, and the directors and officers of our general partner also have fiduciary duties to manage our general partner in a manner beneficial to CVR Energy and its stockholders. The interests of CVR Energy and its stockholders may differ from, or conflict with, the interests of our common unitholders. In resolving these conflicts, our general partner may favor its own interests, the interests of Coffeyville Resources, its sole member, or the interests of CVR Energy and holders of CVR Energy’s common stock over our interests and those of our common unitholders.

The potential conflicts of interest include, among others, the following:

•

Neither our partnership agreement nor any other agreement requires the owners of our general partner, including CVR Energy, to pursue a business strategy that favors us. The affiliates of our general partner, including CVR Energy, have fiduciary duties to make decisions in their own best interests and in the best interest of holders of CVR Energy’s common stock, which may be contrary to our interests. In addition, our general partner is allowed to take into account the interests of parties other than us or our unitholders, such as its owners or CVR Energy, in resolving conflicts of interest, which has the effect of limiting its fiduciary duty to our unitholders.

•

Our general partner has limited its liability and reduced its fiduciary duties under our partnership agreement and has also restricted the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty. As a result of purchasing common units, unitholders consent to some actions and conflicts of interest that might otherwise constitute a breach of fiduciary or other duties under applicable state law.

•

The board of directors of our general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, repayment of indebtedness and issuances of additional partnership interests, each of which can affect the amount of cash that is available for distribution to our common unitholders.

•

Our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with any of these entities on our behalf. There is no limitation on the amounts our general partner can cause us to pay it or its affiliates.

•	Our general partner may exercise its rights to call and purchase all of our common units if at any time it and its affiliates (including Coffeyville Resources) own more than 80% of the common units.

•

Our general partner controls the enforcement of obligations owed to us by it and its affiliates. In addition, our general partner decides whether to retain separate counsel or others to perform services for us.

•	Our general partner determines which costs incurred by it and its affiliates are reimbursable by us.

•

Most of the executive officers of our general partner also serve as executive officers of CVR Energy, and the executive chairman of our board of directors is the chairman and chief executive officer of CVR Energy. The executive officers who work for both CVR Energy and our general partner, including our chief financial officer, chief operating officer and general counsel, divide their time between our business and the business of CVR Energy. These executive officers will face conflicts of interest from time to time in making decisions which may benefit either us or CVR Energy.

See “Conflicts of Interest and Fiduciary Duties.”

Our partnership agreement limits the liability and reduces the fiduciary duties of our general partner and restricts the remedies available to us and our common unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Our partnership agreement limits the liability and reduces the fiduciary duties of our general partner, while also restricting the remedies available to our common unitholders for actions that, without these limitations and reductions, might constitute breaches of fiduciary duty. Delaware partnership law permits such contractual reductions of fiduciary duty. By purchasing common units, common unitholders consent to some actions that might otherwise constitute a breach of fiduciary or other duties applicable under state law. Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by state fiduciary duty law. For example:

•

Our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to its capacity as general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, our common unitholders. Decisions made by our general partner in its individual capacity are made by Coffeyville Resources as the sole member of our general partner, and not by the board of directors of our general partner. Examples include the exercise of the general partner’s call right, its voting rights with respect to any common units it may own, its registration rights and its determination whether or not to consent to any merger or consolidation or amendment to our partnership agreement.

•

Our partnership agreement provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as general partner so long as it acted in good faith, meaning it believed that the decisions were in our best interests.

•

Our partnership agreement provides that our general partner and the officers and directors of our general partner will not be liable for monetary damages to us for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or those persons acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that such person’s conduct was criminal.

•

Our partnership agreement generally provides that affiliate transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner and not involving a vote of unitholders must be on terms no less favorable to us than those generally provided to or available from unrelated third parties or be “fair and reasonable.” In determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationship between the parties involved, including other transactions that may be particularly advantageous or beneficial to us.

By purchasing a common unit, a unitholder becomes bound by the provisions of our partnership agreement, including the provisions described above. See “Description of Our Common Units — Transfer of Common Units.”

Our unitholders have limited voting rights, and CVR Energy has the power to appoint and remove our general partner’s directors.

Our general partner has control over all decisions related to our operations. Furthermore, CVR Energy, through its ownership of 100% of Coffeyville Resources, has the power to elect all of the members of the board of directors of our general partner. The goals and objectives of CVR Energy, as the indirect owner of our general partner, may not be consistent with those of our public unitholders.

Unlike the holders of common stock in a corporation, our unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Our public unitholders do not have an ability to influence any operating decisions and are not able to prevent us from entering into any transactions. Unlike publicly traded corporations, we do not hold annual meetings of our unitholders to elect directors or conduct other matters routinely conducted at annual meetings of stockholders. Furthermore, even if our unitholders are dissatisfied with the performance of our general partner, they have no practical ability to remove our general partner. As a result of these limitations, the price at which the common units will trade could be diminished.

Common units are subject to our general partner’s call right.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by public unitholders at a price not less than their then-current market price, as calculated pursuant to the terms of our partnership agreement. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your common units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the call right. There is no restriction in our partnership agreement that prevents our general partner from issuing additional common units and then exercising its call right. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. See “The Partnership Agreement — Call Right.”

Our public unitholders do not have sufficient voting power to remove our general partner without CVR Energy’s consent.

Following the closing of this offering, CVR Energy will indirectly own approximately     % of our common units (approximately     % if the underwriters exercise their option to purchase additional common units in full), which means holders of common units purchased in this offering will not be able to remove the general partner, under any circumstances, unless CVR Energy sells some of the common units that it owns or we sell additional units to the public, in either case, such that CVR Energy owns less than 50% of our common units.

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units (other than our general partner and its affiliates and permitted transferees).

Our partnership agreement restricts unitholders’ voting rights by providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, may not vote on any matter. Our partnership agreement also contains provisions limiting the ability of common unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the ability of our common unitholders to influence the manner or direction of management.

Cost reimbursements due to our general partner and its affiliates will reduce cash available for distribution to you.

Prior to making any distribution on our outstanding units, we will reimburse our general partner for all expenses it incurs on our behalf including, without limitation, our pro rata portion of management compensation and overhead charged by CVR Energy in accordance with our services agreement. The services agreement does not contain any cap on the amount we may be required to pay pursuant to this agreement. The payment of these amounts, including allocated overhead, to our general partner and its affiliates could adversely affect our ability to make distributions to you. See “Our Cash Distribution Policy and Restrictions on Distributions,” “Certain Relationships and Related Party Transactions” and “Conflicts of Interest and Fiduciary Duties — Conflicts of Interest.”

Limited partners may not have limited liability if a court finds that unitholder action constitutes control of our business.

A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. Our partnership is organized under Delaware law and our subsidiary conducts business in a number of other states, including Kansas, Nebraska and Texas. Limited partners could be liable for our obligations as if such limited partners were general partners if a court or government agency determined that:

•	we were conducting business in a state but had not complied with that particular state’s partnership statute; or

•

limited partners’ right to act with other unitholders to remove or replace our general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constituted “control” of our business.

See “The Partnership Agreement — Limited Liability” for a discussion of the implications of the limitations of liability on a limited partner.

Unitholders may have liability to repay distributions.

In the event that: (i) we make distributions to our unitholders when our nonrecourse liabilities exceed the sum of (a) the fair market value of our assets not subject to recourse liability and (b) the excess of the fair market value of our assets subject to recourse liability over such liability, or a distribution causes such a result, and (ii) a unitholder knows at the time of the distribution of such circumstances, such unitholder will be liable for a period of three years from the time of the impermissible distribution to repay the distribution under Section 17-607 of the Delaware Act.

Likewise, upon the winding up of the partnership, in the event that (a) we do not distribute assets in the following order: (i) to creditors in satisfaction of their liabilities; (ii) to partners and former partners in satisfaction of liabilities for distributions owed under our partnership agreement; (iii) to partners for the return of their contribution; and finally (iv) to the partners in the proportions in which the partners share in distributions and (b) a unitholder knows at the time of such circumstances, then such unitholder will be liable for a period of three years from the impermissible distribution to repay the distribution under Section 17-807 of the Delaware Act.

Our general partner’s interest in us and the control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest in us to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, there is no restriction in our partnership agreement on the ability of CVR Energy to transfer its equity interest in our general partner to a third party. The new equity owner of our general partner would then be in a position to replace the board of directors and the officers of our general partner with its own choices and to influence the decisions taken by the board of directors and officers of our general partner.

If control of our general partner were transferred to an unrelated third party, the new owner of the general partner would have no interest in CVR Energy. We rely substantially on the senior management team of CVR Energy and have entered into a number of significant agreements with CVR Energy, including a services agreement pursuant to which CVR Energy provides us with the services of its senior management team and a long-term agreement for the provision of pet coke. If our general partner were no longer controlled by CVR Energy, CVR Energy could be more likely to terminate the services agreement which, beginning on April 13, 2012, it may do upon 180 days’ notice, or elect not to renew the pet coke agreement, which expires in 2027.

Increases in interest rates could adversely impact our unit price and our ability to issue additional equity to make acquisitions, incur debt or for other purposes.

We cannot predict how interest rates will react to changing market conditions. Interest rates on our credit facility, future credit facilities and debt offerings could be higher than current levels, causing our financing costs to increase accordingly. Additionally, as with other yield-oriented securities, we expect that our unit price will be impacted by the level of our quarterly cash distributions and implied distribution yield. The distribution yield is often used by investors to compare and rank related yield-oriented securities for investment decision-making purposes. Therefore, changes in interest rates may affect the yield requirements of investors who invest in our common units, and a rising interest rate environment could have a material adverse impact on our unit price and our ability to issue additional equity to make acquisitions or to incur debt as well as increasing our interest costs.

We may issue additional common units and other equity interests without your approval, which would dilute your existing ownership interests.

Under our partnership agreement, we are authorized to issue an unlimited number of additional interests without a vote of the unitholders. The issuance by us of additional common units or other equity interests of equal or senior rank will have the following effects:

•	the proportionate ownership interest of unitholders immediately prior to the issuance will decrease;

•	the amount of cash distributions on each unit will decrease;

•	the ratio of our taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit will be diminished; and

•	the market price of the common units may decline.

In addition, our partnership agreement does not prohibit the issuance by our subsidiaries of equity interests, which may effectively rank senior to the common units.

Units eligible for future sale may cause the price of our common units to decline.

Sales of substantial amounts of our common units in the public market, or the perception that these sales may occur, could cause the market price of our common units to decline. This could also impair our ability to raise additional capital through the sale of our equity interests.

As of February 20, 2012, there were 73,030,936 common units outstanding. Of this amount, (i) 22,080,000 common units were sold to the public in our Initial Public Offering and (ii) common units are being sold to the public in this offering (         common units if the underwriters exercise their option to purchase additional

common units in full). All                  of these common units will be freely transferable without restriction or further registration under the Securities Act of 1933, or the Securities Act, by persons other than “affiliates,” as that term is defined in Rule 144 under the Securities Act. In addition, CVR Energy, through Coffeyville Resources, will own                  common units (                 common units if the underwriters exercise their option to purchase additional securities in full), which may only be sold pursuant to a future registration statement or an exemption from registration such as Rule 144.

Under our partnership agreement, our general partner and its affiliates (including Coffeyville Resources) have the right to cause us to register their units under the Securities Act and applicable state securities laws. We are also party to an amended and restated registration rights agreement with Coffeyville Resources pursuant to which we may be required to register the sale of the common units it holds.

In connection with this offering, we, the Selling Unitholder, our general partner and our general partner’s directors and executive officers will enter into lock-up agreements, pursuant to which they will agree, subject to certain exceptions, not to sell or transfer, directly or indirectly, any of our common units until 90 days from the date of this prospectus, subject to extension in certain circumstances. Following termination of these lockup agreements, all units held by Coffeyville Resources, our general partner and their affiliates will be freely tradable under Rule 144, subject to the volume and other limitations of Rule 144. See “Common Units Eligible for Future Sale.”

Tax Risks

In addition to reading the following risk factors, please read “Material U.S. Federal Income Tax Consequences” for a more complete discussion of the expected material U.S. federal income tax consequences of owning and disposing of our common units.

Our tax treatment depends on our status as a partnership for U.S. federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the IRS were to treat us as a corporation, rather than as a partnership, for U.S. federal income tax purposes or if we were to become subject to additional amounts of entity-level taxation for state tax purposes, then our cash available for distribution to our unitholders would be substantially reduced, likely causing a substantial reduction in the value of our common units.

The anticipated after-tax economic benefit of an investment in our common units depends largely on our being treated as a partnership for U.S. federal income tax purposes. Despite the fact that we are a limited partnership under Delaware law, it is possible in certain circumstances for a partnership such as ours to be treated as a corporation for U.S. federal income tax purposes. For 2011, and in each taxable year thereafter, we are required to derive at least 90% of our annual gross income from specific activities to continue to be treated as a partnership, rather than as a corporation, for U.S. federal income tax purposes. We may not find it possible to meet this qualifying income requirement, or may inadvertently fail to meet this qualifying income requirement.

Although we do not believe based upon our current operations that we are treated as a corporation for U.S. federal income tax purposes, a change in our business or a change in current law could cause us to be treated as a corporation for U.S. federal income tax purposes or otherwise subject us to taxation as an entity. We may in the future enter into new activities or businesses. If our legal counsel were to be unable to opine that gross income from any such activity or business will count toward satisfaction of the 90% gross income, or qualifying income, requirement to be treated as a partnership for U.S. federal income tax purposes, we could seek a ruling from the IRS that gross income we earn from any such activity or business will be qualifying income. There can be no assurance, however, that the IRS would issue a favorable ruling under such circumstances. If we did not receive a favorable ruling, we could choose to engage in the activity or business through a corporate subsidiary, which would subject the income related to such activity or business to entity-level taxation. We have not requested and do not intend to request a ruling from the IRS with respect to our treatment as a partnership for U.S. federal income tax purposes.

If we were treated as a corporation, rather than as a partnership, for U.S. federal income tax purposes, we would pay U.S. federal income tax on all of our taxable income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay additional state and local income tax at varying rates. Distributions to our unitholders would generally be taxed again as corporate distributions, and no income, gains, losses, deductions or credits would flow through to our unitholders. Because a tax would be imposed upon us as a corporation, our cash available for distribution to our unitholders would be substantially reduced. Therefore, treatment of us as a corporation, rather than as a partnership, for U.S. federal income tax purposes would result in a material reduction in the anticipated cash flow and after-tax return to our unitholders, likely causing a substantial reduction in the value of our common units.

The tax treatment of publicly traded partnerships or an investment in our common units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

The present U.S. federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by legislation or judicial or administrative ruling or interpretation at any time. Current law may change to cause us to be treated as a corporation for U.S. federal income tax purposes or otherwise subject us to entity-level taxation. The current administration and members of Congress have recently considered substantive changes to the existing U.S. federal income tax laws that would adversely affect publicly traded partnerships. Any modification to the U.S. federal income tax laws or interpretations thereof may or may not be applied retroactively and could impose additional administrative requirements on us or make it more difficult or impossible for certain publicly traded partnerships to be treated as partnerships for U.S. federal income tax purposes. Although the considered legislation would not appear to affect our treatment as a partnership for U.S. federal income tax purposes, we are unable to predict whether any of these changes or other proposals will ultimately be enacted. Any such changes could cause a substantial reduction in the value of our common units.

At the state level, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise or other forms of taxation. Specifically, we are required to pay Texas franchise tax each year at a maximum effective rate of 0.7% of our gross income apportioned to Texas in the prior year. Imposition of this tax by Texas or any entity-level tax by Texas or any other state in which we do business will reduce our cash available for distribution to our unitholders. Any changes in the entity-level taxation by the states in which we do business could cause a substantial reduction in the value of our common units.

If the IRS contests the U.S. federal income tax positions we take, the market for our common units may be materially and adversely impacted, and the cost of any IRS contest will reduce our cash available for distribution to our unitholders.

We have not requested and do not intend to request a ruling from the IRS with respect to our treatment as a partnership for U.S. federal income tax purposes. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from positions we take, and the IRS’s positions may ultimately be sustained. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel’s conclusions or the positions we take. A court may not agree with some or all of our counsel’s conclusions or the positions we take. Any contest with the IRS may materially and adversely impact the market for our common units and the price at which they trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders because the costs will reduce our cash available for distribution.

A unitholder’s share of our income is taxable for U.S. federal income tax purposes even if the unitholder does not receive any cash distributions from us.

Our unitholders are treated as partners to whom we allocate taxable income that could be different in amount than the cash we distribute. A unitholder’s allocable share of our taxable income is taxable to the unitholder, which may require the payment of U.S. federal income taxes and, in some cases, state and local income taxes on the unitholder’s share of our taxable income, even if no cash distributions are received from us. Unitholders may not receive cash distributions from us equal to their share of our taxable income or even equal to the actual tax liability that results from that income.

Tax gain or loss on the disposition of our common units could be more or less than expected.

If our unitholders sell our common units, they will recognize a gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and their tax basis in those common units. Because distributions in excess of their allocable share of our net taxable income decrease their tax basis in their common units, the amount, if any, of such prior excess distributions with respect to the common units our unitholders sell will, in effect, become taxable income to our unitholders if they sell such common units at a price greater than their tax basis in those common units, even if the price they receive is less than their original cost. Furthermore, a substantial portion of the amount realized, whether or not representing gain, may be taxed as ordinary income due to potential recapture items, including depreciation recapture. In addition, because the amount realized includes a unitholder’s share of our nonrecourse liabilities, if our unitholders sell common units, they may incur a tax liability in excess of the amount of cash the unitholders receive from the sale. Please read “Material U.S. Federal Income Tax Consequences — Disposition of Common Units — Recognition of Gain or Loss” for a further discussion of the foregoing.

Tax-exempt entities and non-U.S. persons face unique tax issues from owning our common units that may result in adverse tax consequences to them.

Investment in our common units by tax-exempt entities, such as employee benefit plans and individual retirement accounts (known as IRAs), and non-U.S. persons, raises issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from U.S. federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file U.S. federal income tax returns and pay tax on their share of our taxable income. Tax-exempt entities and non-U.S. persons should consult their tax advisor before investing in our common units.

We treat each purchaser of our common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of our common units.

Due to our inability to match transferors and transferees of common units, we have adopted depreciation and amortization positions that may not conform to all aspects of existing Treasury Regulations promulgated under the Internal Revenue Code, referred to as “Treasury Regulations.” A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to our unitholders. It also could affect the timing of these tax benefits or the amount of gain from the sale of common units and could cause a substantial reduction in the value of our common units or result in audit adjustments to our unitholders’ tax returns. Please read “Material U.S. Federal Income Tax Consequences — Tax Consequences of Common Unit Ownership — Section 754 Election” for a further discussion of the effect of the depreciation and amortization positions we will adopt.

We prorate our items of income, gain, loss and deduction, for U.S. federal income tax purposes, between transferors and transferees of our common units each month based upon the ownership of our common units on the first day of each month, instead of on the basis of the date a particular common unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

We prorate our items of income, gain, loss and deduction between transferors and transferees of our common units each month based upon the ownership of our common units on the first day of each month, instead of on the basis of the date a particular common unit is transferred. The use of this proration method may not be permitted under existing Treasury Regulations. The U.S. Treasury Department has issued proposed Treasury Regulations that provide a safe harbor pursuant to which publicly traded partnerships may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we have adopted. If the IRS were to challenge our proration method or new Treasury Regulations were issued requiring a change, we may be required to change the allocation of items of income, gain, loss and deduction among our unitholders. Vinson & Elkins L.L.P. has not rendered an opinion with respect to whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations. Please read “Material U.S. Federal Income Tax Consequences — Disposition of Common Units — Allocations Between Transferors and Transferees.”

A unitholder whose common units are loaned to a “short seller” to cover a short sale of common units may be considered as having disposed of those common units. If so, the unitholder would no longer be treated for U.S. federal income tax purposes as a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition.

Because a unitholder whose common units are loaned to a “short seller” to cover a short sale of common units may be considered as having disposed of the loaned common units, he may no longer be treated for U.S. federal income tax purposes as a partner with respect to those common units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan to the short seller, any of our income, gain, loss or deduction with respect to those common units may not be reportable by the unitholder and any cash distributions received by the common unitholder as to those common units could be fully taxable as ordinary income. Vinson & Elkins L.L.P. has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to cover a short sale of common units due to a lack of controlling authority; therefore, unitholders desiring to assure their status as partners for U.S. federal income tax purposes and avoid the risk of gain recognition from a loan to a short seller are urged to consult a tax advisor to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their common units.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for U.S. federal income tax purposes.

We will be considered to have technically terminated for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of determining whether the 50% threshold has been met, multiple sales of the same common unit will be counted only once. While we would continue our existence as a Delaware limited partnership, our technical termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns (and our unitholders could receive two Schedules K-1) for one fiscal year and could result in a significant deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than one year of our taxable income or loss being includable in his taxable income for the year of termination. A technical termination currently would not affect our classification as a partnership for U.S. federal income tax purposes, but instead, we would be treated as a new partnership for such tax purposes. If treated as a new partnership, we must make new tax elections and could be subject to penalties if we are unable to determine that a technical termination occurred. The IRS has announced a relief procedure whereby a publicly traded partnership that has technically terminated may request special relief that, if granted, would permit the partnership to provide only a single Schedule K-1 to unitholders for the tax years in which the termination occurs. Please read “Material U.S. Federal Income Tax Consequences — Disposition of Common Units — Constructive Termination” for a discussion of the consequences of a technical termination for U.S. federal income tax purposes.

Unitholders are likely to be subject to state and local taxes and return filing requirements in jurisdictions where they do not live as a result of investing in our common units.

In addition to U.S. federal income taxes, unitholders are likely to be subject to other taxes, including state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we do business or control property now or in the future, even if they do not live in any of those jurisdictions. Unitholders are likely required to file state and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, unitholders may be subject to penalties for failure to comply with those requirements. We currently own assets and conduct business in Kansas, Missouri, Nebraska and Texas. Kansas, Missouri and Nebraska currently impose a personal income tax on individuals. Kansas, Missouri and Nebraska also impose an income tax on corporations and other entities. Texas currently imposes a franchise tax on corporations and other entities. As we make acquisitions or expand our business, we may own or control assets or conduct business in additional states that impose a personal income tax. It is the responsibility of each unitholder to file all U.S. federal, state, local and non-U.S. tax returns. Our counsel has not rendered an opinion on the state, local or non-U.S. tax consequences of an investment in our common units.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the information incorporated by reference in this prospectus contains forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include the words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. Our forward-looking statements include statements about our business strategy, our industry, our future profitability, our expected capital expenditures (including environmental expenditures) and the impact of such expenditures on our performance, the costs of operating as a public company, and our capital programs. These statements involve known and unknown risks, uncertainties and other factors, including the factors described under “Risk Factors,” that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. Such risks and uncertainties include, among other things:

•	our ability to make cash distributions on the units;

•	the volatile nature of our business and the variable nature of our distributions;

•	the ability of our general partner to modify or revoke our distribution policy at any time;

•	the cyclical nature of our business;

•	adverse weather conditions, including potential floods and other natural disasters;

•	the seasonal nature of our business;

•	the dependence of our operations on a few third-party suppliers, including providers of transportation services and equipment;

•	our reliance on pet coke that we purchase from CVR Energy;

•	the supply and price levels of essential raw materials;

•	the risk of a material decline in production at our nitrogen fertilizer plant;

•	potential operating hazards from accidents, fire, severe weather, floods or other natural disasters;

•	the risk associated with governmental policies affecting the agricultural industry;

•	competition in the nitrogen fertilizer business;

•	capital expenditures and potential liabilities arising from environmental laws and regulations;

•	existing and proposed environmental laws and regulations, including those relating to climate change, alternative energy or fuel sources, and on the end-use and application of fertilizers;

•	new regulations concerning the transportation of hazardous chemicals, risks of terrorism and the security of chemical manufacturing facilities;

•	our lack of asset diversification;

•	our dependence on significant customers;

•	the potential loss of our transportation cost advantage over our competitors;

•	our potential inability to successfully implement our business strategies, including the completion of significant capital programs;

•	our reliance on CVR Energy’s senior management team and conflicts of interest they face operating both us and CVR Energy;

•	the threatened proxy contest and pending tender offer with respect to CVR Energy;

•	risks relating to evaluations of internal controls required by Section 404 of the Sarbanes-Oxley Act;

•	risks relating to our relationships with CVR Energy;

•	control of our general partner by CVR Energy;

•	our ability to continue to license the technology used in our operations;

•	restrictions in our debt agreements;

•	our limited operating history as a stand-alone company;

•	changes in our treatment as a partnership for U.S. income or state tax purposes; and

•	instability and volatility in the capital and credit markets.

You should not place undue reliance on our forward-looking statements. Although forward-looking statements reflect our good faith beliefs, forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise, unless required by law.

OUR STRUCTURE AND ORGANIZATION

Management

Our general partner, which is indirectly owned by CVR Energy, manages our operations and activities. For information about the executive officers and directors of our general partner, see “Management — Executive Officers and Directors.” Our general partner does not receive any management fee or other compensation in connection with the management of our business but is entitled to be reimbursed for all direct and indirect expenses incurred on our behalf, including management compensation and overhead allocated to us by CVR Energy in accordance with our services agreement. Our general partner owns a non-economic general partner interest and therefore is not entitled to receive cash distributions. However, it may acquire common units in the future and would be entitled to receive pro rata distributions therefrom.

Unlike shareholders in a corporation, our common unitholders are not entitled to elect our general partner or the board of directors of our general partner. See “Management — Management of CVR Partners, LP.”

Conflicts of Interest and Fiduciary Duties

CVR GP, LLC, our general partner, has legal duties to manage us in a manner that is in our best interests. These legal duties are commonly referred to as “fiduciary duties.” Because our general partner is indirectly owned by CVR Energy, the officers and directors of our general partner and the officers and directors of CVR Energy, which indirectly owns our general partner, also have fiduciary duties to manage the business of our general partner in a manner beneficial to CVR Energy. As a result of these relationships, conflicts of interest exist and may arise in the future between us and our unitholders, on the one hand, and our general partner and its affiliates, on the other hand. For a more detailed description of the conflicts of interest and fiduciary duties of our general partner, see “Risk Factors — Risks Related to an Investment in Us” and “Conflicts of Interest and Fiduciary Duties.”

Our partnership agreement limits the liability and reduces the fiduciary duties of our general partner and its directors and officers to our unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions that might otherwise constitute breaches of our general partner’s fiduciary duties. By purchasing a common unit, you are consenting to various limitations on fiduciary duties contemplated in our partnership agreement and conflicts of interest that might otherwise be considered a breach of fiduciary or other duties under applicable law. See “Conflicts of Interest and Fiduciary Duties — Fiduciary Duties” for a description of the fiduciary duties imposed on our general partner by Delaware law, the material modifications of these duties contained in our partnership agreement and certain legal rights and remedies available to unitholders. In addition, our general partner will have the right to call, under specified circumstances, all of the outstanding common units without considering whether this is in the interest of our common unitholders. For a description of such call right, see “The Partnership Agreement — Call Right.”

For a description of our other relationships with our affiliates, see “Certain Relationships and Related Party Transactions.”

Trademarks, Trade Names and Service Marks

This prospectus may include our and our affiliates’ trademarks, including CVR Energy, Coffeyville Resources, CVR Partners, LP and the CVR Partners, LP logo, each of which is registered with the United States Patent and Trademark Office. This prospectus may also contain trademarks, service marks, copyrights and trade names of other companies.

CVR Energy

CVR Energy, which indirectly owns our general partner and following this offering will own approximately     % of our outstanding units (    % of our common units if the underwriters exercise their option to purchase additional common units in full), currently operates a 115,000 bpd sour crude oil refinery in Coffeyville, Kansas, a 70,000 bpd refinery in Wynnewood, Oklahoma, and ancillary businesses. CVR Energy’s common stock is listed for trading on the New York Stock Exchange under the symbol “CVI.”

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of common units by the Selling Unitholder. See “Principal and Selling Unitholders.” CVR Energy has previously announced its intention to use the after-tax proceeds of this offering primarily to pay a special dividend to CVR Energy stockholders and also to strengthen CVR Energy’s balance sheet.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of December 31, 2011.

You should read this table in conjunction with “Selected Historical Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes incorporated by reference into this prospectus from our 2011 Form 10-K.

As of December 31, 2011
(in thousands)
Cash and cash equivalents	$236,975

Revolving credit facility(1)	—
Term loan facility	125,000
Partners’ capital:
Equity held by public:
22,110,936 common units(2)	148,921
Equity held by CVR Energy and its subsidiaries:
50,920,000 common units(2)	342,955
General partner’s interest	1
Unrealized gains (losses) on interest rate swaps	(2,388)

Total partners’ capital	489,489

Total capitalization	$614,489

(1)	As of December 31, 2011, we had $25.0 million of available capacity under our revolving credit facility.
(2)	Following this offering, common units will be held by the public ( common units if the underwriters exercise their option to purchase additional securities) and common units will be held by CVR Energy and its subsidiaries ( common units if the underwriters exercise their option to purchase additional securities).

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy and restrictions on distributions in conjunction with the specific assumptions upon which our cash distribution policy is based. See “— Assumptions and Considerations” below. For additional information regarding our historical operating results, you should refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our audited historical consolidated financial statements incorporated by reference into this prospectus from our 2011 Form 10-K. In addition, you should read “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

Our Cash Distribution Policy

Our general partner’s current policy is to distribute all of the available cash we generate each quarter. Available cash for each quarter is determined by the board of directors of our general partner following the end of such quarter. Available cash for each quarter generally equals our cash flow from operations for the quarter, less cash needed for maintenance capital expenditures, debt service and other contractual obligations, and reserves for future operating or capital needs that the board of directors of our general partner deems necessary or appropriate. We do not maintain excess distribution coverage for the purpose of maintaining stability or growth in our quarterly distribution or otherwise to reserve cash for distributions, nor do we intend to incur debt to pay quarterly distributions. We expect to finance substantially all of our growth externally, either by debt issuances or additional issuances of equity.

Because our policy is to distribute all available cash we generate each quarter, without reserving cash for future distributions or borrowing to pay distributions during periods of low cash flow from operations, our unitholders have direct exposure to fluctuations in the amount of cash generated by our business. We expect that the amount of our quarterly distributions, if any, will vary based on our operating cash flow during each quarter. Our quarterly cash distributions, if any, will not be stable and will vary from quarter to quarter as a direct result of variations in our operating performance and cash flow caused by fluctuations in the price of nitrogen fertilizers as well as forward and prepaid sales; see “Business — Distribution, Sales and Marketing.” Such variations may be significant. The board of directors of our general partner may change the foregoing distribution policy at any time and from time to time. Our partnership agreement does not require us to pay cash distributions on a quarterly or other basis.

From time to time, we make prepaid sales, whereby we receive cash during one quarter in respect of product to be produced and sold in a future quarter, but we do not record revenue in respect of the cash received until the quarter when product is delivered.

Limitations on Cash Distributions; Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly cash distributions from us. Our distribution policy may be changed at any time and is subject to certain restrictions, including:

•

Our unitholders have no contractual or other legal right to receive cash distributions from us on a quarterly or other basis. Our general partner’s current policy is to distribute to our unitholders each quarter all of the available cash we generate each quarter, as determined quarterly by the board of directors, but it may change this policy at any time.

•

Our business performance is expected to be more seasonal and volatile, and our cash flows are expected to be less stable, than the business performance and cash flows of most publicly traded partnerships. As a result, our quarterly cash distributions will be volatile and are expected to vary quarterly and annually. Unlike most publicly traded partnerships, we do not have a minimum quarterly distribution or employ structures intended to consistently maintain or increase quarterly distributions over time. Furthermore, none of our limited partnership interests, including those held by Coffeyville Resources are subordinate in right of distribution payment to the common units sold in this offering.

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The amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by the board of directors of our general partner. Our partnership agreement does not provide for any minimum quarterly distributions.

•	Under Section 17-607 of the Delaware Act, we may not make a distribution to our limited partners if the distribution would cause our liabilities to exceed the fair value of our assets.

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Our distribution policy is subject to restrictions on distributions under our credit facility. The credit facility provides that we can make distributions to holders of our common units, but only if we are in compliance with our leverage ratio and interest coverage ratio covenants on a pro forma basis after giving effect to any distribution and there is no default or event of default under the facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Credit Facility” incorporated by reference into this prospectus from our 2011 Form 10-K. Should we be unable to satisfy these restrictions under our credit facility, we would be prohibited from making cash distributions to you.

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We may lack sufficient cash to make distributions to our unitholders due to a number of factors that would adversely affect us, including but not limited to decreases in net sales or increases in operating expenses, principal and interest payments on debt, working capital requirements, capital expenditures or anticipated cash needs. See “Risk Factors” for information regarding these factors.

PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS

Our common units trade on the New York Stock Exchange under the symbol “UAN”. On March 5, 2012, the last reported sales price for our common units was $25.35 per unit. As of March 2, 2012, we had 73,030,936 common units outstanding, held by approximately 10 holders of record and including 50,920,000 common units held by the Selling Unitholder.

The following table sets forth the range of the daily high and low sales prices for our common units, as reported on the New York Stock Exchange and quarterly cash distributions paid per common unit for the periods indicated:

	Price Ranges		Cash Distributions Per Common Unit
	High	Low
Year ended December 31, 2011
Second Quarter(1)	$23.37	$16.75	$0.407
Third Quarter	$27.75	$19.47	$0.572
Fourth Quarter	$26.49	$18.66	$0.588
Year ending December 31, 2012
First Quarter through March 5, 2012	$31.00	$24.25	—(2)

(1)	Represents the period from April 13, 2011, the closing of our Initial Public Offering, through June 30, 2011.

(2)	The distribution with respect to the first quarter of 2012 will be declared and paid in the second quarter of 2012.

HOW WE MAKE CASH DISTRIBUTIONS

General

We expect to make distributions within 45 days after the end of each quarter as determined by the board of directors of our general partner, to unitholders of record on the applicable record date.

Common Units Eligible for Distribution

As of the date of this prospectus, we have 73,030,936 common units outstanding. Each common unit is allocated a portion of our income, gain, loss, deduction and credit on a pro-rata basis, and each common unit will be entitled to receive distributions (including upon liquidation) in the same manner as each other unit.

Method of Distributions

We will pay distributions pursuant to our general partner’s determination of the amount of available cash for the applicable quarter, which we then distribute to our unitholders, pro rata. However, our partnership agreement allows us to issue an unlimited number of additional equity interests of equal or senior rank. Our partnership agreement permits us to borrow to make distributions, but we are not required and do not intend to borrow to pay quarterly distributions. Accordingly, there is no guarantee that we will pay any distribution on the units in any quarter. We do not have a legal obligation to pay distributions, and the amount of distributions paid under our policy and the decision to make any distribution is determined by the board of directors of our general partner. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Credit Facility” incorporated by reference into this prospectus from our 2011 Form 10-K for a discussion of provisions included in our credit facility that restrict our ability to make distributions.

General Partner Interest

Our general partner owns a non-economic general partner interest and is not entitled to receive cash distributions. However, it may acquire common units and other equity interests in the future and will be entitled to receive pro rata distributions therefrom.

Adjustments to Capital Accounts Upon Issuance of Additional Common Units

We will make adjustments to capital accounts upon the issuance of additional common units. In doing so, we will generally allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to our unitholders prior to such issuance on a pro rata basis, so that after such issuance, the capital account balances attributable to all common units are equal.

BUSINESS

Overview

We are a Delaware limited partnership formed by CVR Energy to own, operate and grow our nitrogen fertilizer business. Strategically located adjacent to CVR Energy’s refinery in Coffeyville, Kansas, our nitrogen fertilizer manufacturing facility is the only operation in North America that utilizes a petroleum coke, or pet coke, gasification process to produce nitrogen fertilizer. We produce and distribute nitrogen fertilizer products, which are used primarily by farmers to improve the yield and quality of their crops. Our principal products are ammonia and UAN. These products are manufactured at our facility in Coffeyville, Kansas. Our product sales are heavily weighted toward UAN and all of our products are sold on a wholesale basis.

We are expanding our existing asset base and utilizing the experience of our and CVR Energy’s management teams to execute our growth strategy, which includes expanding production of UAN and acquiring and building additional infrastructure and production assets. A significant two-year plant expansion designed to increase our UAN production capacity by 400,000 tons, or approximately 50%, per year, is underway. CVR Energy, a New York Stock Exchange listed company, which indirectly owns our general partner and will own approximately     % of our outstanding common units following this offering, currently operates a 115,000 bpd oil refinery in Coffeyville, Kansas, a 70,000 bpd oil refinery in Wynnewood, Oklahoma, and ancillary businesses.

Our facility includes a 1,225 ton-per-day ammonia unit, a 2,025 ton-per-day UAN unit and a gasifier complex with built-in redundancy having a capacity of 84 million standard cubic feet per day. We upgrade a majority of the ammonia we produce to higher margin UAN fertilizer, an aqueous solution of urea and ammonium nitrate which has historically commanded a premium price over ammonia. In 2011, we produced 411,189 tons of ammonia, of which approximately 72% was upgraded into 714,130 tons of UAN.

The primary raw material feedstock utilized in our nitrogen fertilizer production process is pet coke, which is produced during the crude oil refining process. In contrast, substantially all of our nitrogen fertilizer competitors use natural gas as their primary raw material feedstock. Historically, pet coke has been less expensive than natural gas on a per ton of fertilizer produced basis and pet coke prices have been more stable when compared to natural gas prices. We believe our nitrogen fertilizer business has historically been a lower cost producer and marketer of ammonia and UAN fertilizers in North America. The facility uses a gasification process for which we have a fully paid, perpetual license from an affiliate of General Electric, to convert pet coke to high purity hydrogen for subsequent conversion to ammonia. We currently purchase most of our pet coke (between 950 and 1,050 tons per day) from CVR Energy pursuant to a long-term agreement having an initial term that ends in 2027, subject to renewal. During the past five years, over 70% of the pet coke consumed by our plant was produced and supplied by CVR Energy’s crude oil refinery pursuant to a renewable long-term agreement. Our plant uses another 250 to 300 tons per day from unaffiliated, third-party sources such as other Midwestern refineries or pet coke brokers.

We generated net sales of $302.9 million, $180.5 million and $208.4 million, net income of $132.4 million, $33.3 million and $57.9 million, and EBITDA of $155.3 million, $38.7 million and $67.6 million, for the years ended December 31, 2011, 2010 and 2009, respectively. For a reconciliation of EBITDA to net income, see footnote 8 under “— Summary Historical Consolidated Financial Information” for the periods presented.

Our Competitive Strengths

Pure-Play Nitrogen Fertilizer Company.    We believe that as a pure-play nitrogen fertilizer company we are well positioned to benefit from positive trends in the nitrogen fertilizer market in general and the UAN market in particular, including strengthening demand, tightening supply, rising crop prices and increased corn acreage. We derive substantially all of our revenue from the production and sale of nitrogen fertilizers, primarily in the agricultural market, whereas most of our competitors are meaningfully diversified into other crop nutrients, such as phosphate and potassium, and make significant sales into the lower-margin industrial market. Nitrogen is an essential element for plant growth because it is the primary determinant of crop yield. Nitrogen fertilizer production is a higher margin, growing business with more stable demand compared to the production of the two other essential crop nutrients, potassium and phosphate, because nitrogen must be reapplied annually. During the last four years, ammonia and UAN prices averaged $518 and $321 per ton, respectively, which is a substantial increase from the average prices of $354 and $217 per ton, respectively, during the prior four-year period.

High Margin Nitrogen Fertilizer Producer.    Our unique combination of pet coke raw material usage, premium product focus and transportation cost advantage has helped to keep our costs low and has enabled us to generate high margins. In 2011, 2010 and 2009, our operating margins were 45%, 11% and 23%, respectively (our 2010 operating margins were negatively affected by downtime associated with the Linde air separation outage, the rupture of a high-pressure UAN vessel and the major scheduled turnaround). Over the last five years, U.S. natural gas prices at the Henry Hub pricing point have averaged $5.63 per MMbtu.

Stable, Fixed-Cost Production Process.    We operate the only nitrogen fertilizer production facility in North America that uses pet coke gasification to produce nitrogen fertilizer. Our unique production methodology keeps our costs approximately 87% fixed and relatively stable, which allows us to benefit directly from increases in nitrogen fertilizer prices. Our variable costs consist primarily of pet coke. Our pet coke costs have averaged $27 per ton since we began operating under our current structure in October 2007, with a high of $33 per ton for 2011 and a low of $17 per ton for 2010. Third-party pet coke is readily available to us, and we paid an average cost of $43 per ton for third-party pet coke over the five year period from 2007 through 2011. Substantially all of our nitrogen fertilizer competitors use natural gas as their primary raw material feedstock (with natural gas constituting approximately 85-90% of their total production costs, based on historical data) and are therefore heavily impacted by changes in natural gas prices. This has contributed to our historical competitive cost advantage.

Premium Product Focus.    We focus on producing higher margin, higher growth UAN nitrogen fertilizer. Historically, UAN has accounted for approximately 80% of our product tons sold. UAN commands a price premium over ammonia and urea on a nutrient ton basis. Unlike ammonia and urea, UAN is easier to apply and can be applied throughout the growing season to crops directly or mixed with crop protection products, which reduces energy and labor costs for farmers. In addition, UAN is safer for farmers to handle than ammonia. The convenience of nitrogen solutions fertilizer has led to a 16.8% increase in its consumption from 2000 through 2011 (estimated), whereas ammonia fertilizer consumption decreased by 5.5% for the same period, according to data supplied by Blue Johnson. We have spent approximately $43.6 million as of December 31, 2011, out of a total cost of $135.0 million, to expand our UAN upgrading capacity so that we have the flexibility to upgrade all of our ammonia production into UAN.

Strategically Located Asset.    We and other competitors located in the U.S. farm belt share a transportation cost advantage when compared to our out-of-region competitors in serving the U.S. farm belt agricultural market. We are therefore able to cost-effectively sell substantially all of our products in the higher margin agricultural market, whereas, according to publicly available information prepared by our competitors, a significant portion of our competitors’ revenues are derived from the lower margin industrial market. Because the U.S. farm belt consumes more nitrogen fertilizer than is produced in the region, it must import nitrogen fertilizer from the U.S. Gulf Coast as well as from international producers. Accordingly, U.S. farm belt producers may offer nitrogen fertilizers at prices that factor in the transportation costs of out-of-region producers without having incurred such costs. We estimate that our plant enjoys a transportation cost advantage of approximately $25 per ton over competitors located in the U.S. Gulf Coast, based on a comparison of our actual transportation costs and recently published rail and pipeline tariffs. Our location on Union Pacific’s main line increases our transportation cost advantage by lowering the costs of bringing our products to customers. Our products leave the plant either in trucks for direct shipment to customers (in which case we incur no transportation cost) or in railcars for destinations located principally on the Union Pacific Railroad.

Highly Reliable Pet Coke Gasification Fertilizer Plant with Low Capital Requirements.    Our nitrogen fertilizer plant was completed in 2000 and, based on data supplied by Blue Johnson, is the newest ammonia-nitrogen fertilizer plant built in North America. Prior to our plant’s construction in 2000, the last ammonia plant built in the United States was constructed in 1977. Construction of a new nitrogen fertilizer facility would require significant capital investment. Our nitrogen fertilizer facility was built with the dual objectives of being low cost and reliable. Our facility has low maintenance costs, with maintenance capital expenditures ranging between approximately $3 million and $9 million per year from 2007 through 2011. We have configured the plant to have a dual-train gasifier complex to provide redundancy and improve our reliability. We use gasification technology that has been proven through over 50 years of industrial use, principally for power generation. In 2011, our gasifier had an on-stream factor, which is defined as the total number of hours operated divided by the total number of hours in the reporting period, of approximately 99.2% (excluding the impact of downtime associated with an outage at the Linde air separation unit).

Experienced Management Team.    We are managed by a highly experienced management team. Mr. Byron R. Kelley, our Chief Executive Officer, has over 41 years of experience in the midstream natural gas and independent power generation sectors and Mr. Randy Maffett, Executive Vice President of Development, has 32 years of experience in business development and marketing in the energy arena. Other senior management roles are performed by members of CVR Energy’s management pursuant to a services agreement. Mr. Stanley A. Riemann, our Chief Operating Officer, has over 37 years of experience in the fertilizer and energy industries, including experience running one of the largest fertilizer manufacturing systems in the United States. Mr. Frank A. Pici, Chief Financial Officer, has over 30 years of finance experience in the energy industry and prior to joining us was chief financial officer of two publicly traded energy master limited partnerships. The members of our senior operations and marketing teams have an average of nearly 34 years of experience in the fertilizer industry, and many were on-site during the construction and startup of our nitrogen fertilizer plant in 2000. See “Management — Executive Officers and Directors.”

Our Business Strategy

Our objective is to maximize quarterly distributions to our unitholders by operating our nitrogen fertilizer facility in an efficient manner, maximizing production time and growing profitably within the nitrogen fertilizer industry. We intend to accomplish this objective through the following strategies:

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Pay Out All of the Available Cash We Generate Each Quarter.    Our strategy is to pay out all of the available cash we generate each quarter. We expect that holders of our common units will receive a greater percentage of our operating cash flow when compared to most of our publicly traded competitors across the broader fertilizer sector, such as Agrium, Potash Corporation, CF Industries, Yara and Terra Nitrogen. Our general partner’s current policy is to distribute all of the available cash we generate each quarter, as described in “Our Cash Distribution Policy and Restrictions On Distributions” on page 50. We do not intend to maintain excess distribution coverage for the purpose of maintaining stability or growth in our quarterly distributions or otherwise to reserve cash for future distributions. Unlike many publicly traded partnerships that have economic general partner interests and incentive distribution rights that entitle the general partner to receive disproportionate percentages of cash distributions as distributions increase (often up to 50%), our general partner has a non-economic interest and no incentive distribution rights, and is therefore not entitled to receive cash distributions. Our common unitholders will receive 100% of our cash distributions.

•	Pursue Growth Opportunities. We are well positioned to grow organically, through acquisitions, or both.

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Expand UAN Capacity.    Using a portion of the proceeds from our April 2011 Initial Public Offering, we have moved forward with an expansion of our nitrogen fertilizer plant designed to increase our UAN production capacity by 400,000 tons, or approximately 50%, per year. This approximately $135.0 million expansion, for which approximately $43.6 million had been spent as of December 31, 2011, will allow us the flexibility to upgrade all of our ammonia production. We expect that this additional UAN production capacity will improve our margins, as UAN has historically been a higher margin product than ammonia. The UAN expansion project is on schedule to be completed in the first quarter of 2013.

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Develop Internal Projects.    In addition to expanding our UAN production capacity, we are focused on other internal strategic initiatives designed to expand our footprint of operations. For example, in October 2011, the board of directors of our general partner approved a UAN terminal project, which will include the construction of a two million gallon UAN storage tank and related truck and rail car load-out facilities, to enable us to distribute up to approximately 20,000 tons of UAN fertilizer annually. In addition, we are working to expand our sales mix to higher margin products such as diesel emission fluid, more commonly known as DEF. DEF is the most widely accepted technology for reducing nitrogen oxides and particulate matter from diesel vehicle exhaust emissions. We also continue to evaluate opportunities to expand our overall ammonia and UAN production capacity through the development of new fertilizer production facilities.

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Selectively Pursue Accretive Acquisitions.    We intend to evaluate strategic acquisitions within the nitrogen fertilizer industry and to focus on disciplined and accretive investments that leverage our core strengths. We have no agreements or understandings with respect to any material acquisitions at the present time.

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Continue to Enhance Efficiency and Reduce Operating Costs.    We are currently engaged in certain projects that will reduce overall operating costs, increase efficiency and utilize byproducts to generate incremental revenue. For example, we have built a low btu gas recovery pipeline between our nitrogen fertilizer plant and CVR Energy’s crude oil refinery, which will allow us to sell off-gas, an exhaust gas byproduct produced by our fertilizer plant, to the refinery. This pipeline began operating in May 2011. In addition, in March 2011, we signed an agreement to sell all of the high purity carbon dioxide, or CO2, produced by our nitrogen fertilizer plant (currently approximately 850,000 tons per year) to an oil and gas exploration and production company. Revenues from sales of our CO2 are not expected to be material.

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Continue to Focus on Safety and Training.    We intend to continue our focus on safety and training in order to increase our facility’s reliability and maintain our facility’s high on-stream availability. We have developed a series of comprehensive safety programs, involving active participation of employees at all levels of the organization, that are aimed at preventing recordable incidents. In 2011, our nitrogen fertilizer plant had 3.43 recordable incidents per 200,000 hours worked.

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Provide High Level of Customer Service.    We focus on providing our customers with the highest level of service. The nitrogen fertilizer plant has demonstrated consistent levels of production while operating at close to full capacity. Substantially all of our product shipments are targeted to freight advantaged destinations located in the U.S. farm belt, allowing us to quickly and reliably service customer demand. Furthermore, we maintain our own fleet of railcars, capable of safely transporting UAN and ammonia, which helps us ensure prompt delivery. As a result of these efforts, many of our largest customers have been our customers since the plant came online in 2000 and our customer retention rate year to year has been consistently high. We believe a continued focus on customer service will allow us to maintain relationships with existing customers and grow our business.

Our History

Prior to March 3, 2004, our nitrogen fertilizer plant was operated as a small component of Farmland, an agricultural cooperative. Farmland filed for bankruptcy protection on May 31, 2002. Coffeyville Resources, LLC, a subsidiary of Coffeyville Group Holdings, LLC, won the bankruptcy court auction for Farmland’s nitrogen fertilizer plant (and the refinery and related businesses now operated by CVR Energy) and completed the purchase of these assets on March 3, 2004.

On June 24, 2005, pursuant to a stock purchase agreement dated May 15, 2005, all of the subsidiaries of Coffeyville Group Holdings, LLC, including our nitrogen fertilizer plant (and the refinery and related businesses now operated by CVR Energy), were acquired by Coffeyville Acquisition, a newly formed entity principally owned by funds affiliated with Goldman, Sachs & Co. and Kelso & Company, or the Goldman Sachs Funds and the Kelso Funds, respectively.

On October 26, 2007, CVR Energy completed its initial public offering. CVR Energy was formed as a wholly-owned subsidiary of Coffeyville Acquisition in September 2006 in order to complete the initial public offering of the businesses acquired by Coffeyville Acquisition. At the time of its initial public offering, CVR Energy operated the petroleum refining business and indirectly owned all of the partnership interests in us (other than the interests held by CVR GP).

We were formed by CVR Energy in June 2007 in order to hold the nitrogen fertilizer business in a structure that might be separately financed in the future as a limited partnership. In October 2007, in consideration for CVR Energy contributing its nitrogen fertilizer business to us, CVR Special GP, LLC (“Special GP”), a subsidiary of CVR Energy, acquired 30,303,000 special GP units and 30,333 special LP units, and CVR GP, a subsidiary of CVR Energy at that time, acquired the general partner interest and the IDRs. CVR Energy concurrently sold our general partner, together with the IDRs, to Coffeyville Acquisition III, an entity owned by funds affiliated with Goldman, Sachs & Co., Kelso & Company, L.P. and certain members of CVR Energy’s senior management team, for its fair market value on the date of sale.

On April 13, 2011, we completed our Initial Public Offering of 22,080,000 common units priced at $16.00 per unit. As part of the transactions occurring in connection with our Initial Public Offering, Special GP was merged with and into Coffeyville Resources, with Coffeyville Resources continuing as the surviving entity and Coffeyville Acquisition III sold our general partner to Coffeyville Resources for nominal consideration. The net proceeds to us from the Initial Public Offering were approximately $324.2 million, after deducting underwriting discounts and commissions and offering expenses. The net proceeds from our Initial Public Offering were used as follows: approximately $18.4 million was used to make a distribution to CRLLC in satisfaction of the Partnership’s obligation to reimburse CRLLC for certain capital expenditures it made on our behalf; approximately $117.1 million was used to make a special distribution to CRLLC in order to, among other things, fund the offer to purchase CRLLC’s senior secured notes required upon consummation of our Initial Public Offering; approximately $26.0 million was used to purchase (and subsequently extinguish) the IDRs owned by our general partner; approximately $4.8 million was used to pay financing fees and associated legal and professional fees resulting from our credit facility; and the balance was used for or will be used for general partnership purposes, including approximately $104.0 million to fund the expected capital costs of the continuation of our $135.0 million UAN expansion. As of December 31, 2011, approximately $43.6 million had been spent on this UAN expansion.

Raw Material Supply

The nitrogen fertilizer facility’s primary input is pet coke. Pet coke is produced as a byproduct of a refinery’s coker unit process. In order to refine heavy or sour crude oil, which are lower in cost and more prevalent than higher quality crude oil, refiners use coker units, which enables refiners to further upgrade heavy crude oil. Our fertilizer plant is located in Coffeyville, Kansas, which is part of the Midwest pet coke market. The Midwest pet coke market is not subject to the same level of pet coke price variability as is the Texas Gulf Coast pet coke market, where daily production exceeds 40,000 tons per day. Our average daily pet coke demand from 2009-2011 was less than 1,400 tons per day. Given the fact that the majority of our third-party pet coke suppliers are located in the Midwest, our geographic location gives us (and our similarly located competitors) a transportation cost advantage over our U.S. Gulf Coast market competitors.

During the past five years, over 70% of our pet coke requirements on average were supplied by CVR Energy’s adjacent crude oil refinery, pursuant to a renewable long-term agreement. Historically we have obtained the remainder of our pet coke requirements from third parties such as other Midwestern refineries or pet coke brokers at spot prices. If necessary, the gasifier can also operate on low grade coal as an alternative, which provides an additional raw material source. There are significant supplies of low grade coal within a 60-mile radius of our nitrogen fertilizer plant.

Linde LLC (“Linde”) owns, operates, and maintains the air separation plant that provides contract volumes of oxygen, nitrogen, and compressed dry air to our gasifiers for a monthly fee. We provide and pay for all utilities required for operation of the air separation plant. The air separation plant has not experienced any long-term operating problems; however, CVR Energy maintains, for our benefit, contingent business interruption insurance with a $50 million limit for any interruption that results in a loss of production from an insured peril. The agreement with Linde provides that if our requirements for liquid or gaseous oxygen, liquid or gaseous nitrogen or clean dry air exceed specified instantaneous flow rates by at least 10%, we can solicit bids from Linde and third parties to supply our incremental product needs. We are required to provide notice to Linde of the approximate quantity of excess product that we will need and the approximate date by which we will need it; we and Linde will then jointly develop a request for proposal for soliciting bids from third parties and Linde. The bidding procedures may be limited under specified circumstances. The agreement with Linde expires in 2020.

We import start-up steam for the nitrogen fertilizer plant from CVR Energy’s adjacent crude oil refinery, and then export steam back to the crude oil refinery once all of our units are in service. We have entered into a feedstock and shared services agreement with CVR Energy, which regulates, among other things, the import and export of start-up steam between the adjacent refinery and the nitrogen fertilizer plant. Monthly charges and credits are recorded with the steam valued at the natural gas price for the month.

Production Process

Our nitrogen fertilizer plant was built in 2000 with two separate gasifiers to provide redundancy and reliability. It uses a gasification process licensed from an affiliate of the General Electric Company (“General Electric”) to convert pet coke to high purity hydrogen for a subsequent conversion to ammonia. The nitrogen fertilizer plant is capable of processing approximately 1,400 tons per day of pet coke from CVR Energy’s crude oil refinery and third-party sources and converting it into approximately 1,200 tons per day of ammonia. A majority of the ammonia is converted to approximately 2,000 tons per day of UAN. Typically 0.41 tons of ammonia are required to produce one ton of UAN.

Pet coke is first ground and blended with water and a fluxant (a mixture of fly ash and sand) to form a slurry that is then pumped into the partial oxidation gasifier. The slurry is then contacted with oxygen from an air separation unit. Partial oxidation reactions take place and the synthesis gas, or syngas, consisting predominantly of hydrogen and carbon monoxide, is formed. The mineral residue from the slurry is a molten slag (a glasslike substance containing the metal impurities originally present in pet coke) and flows along with the syngas into a quench chamber. The syngas and slag are rapidly cooled and the syngas is separated from the slag.

Slag becomes a byproduct of the process. The syngas is scrubbed and saturated with moisture. The syngas next flows through a shift unit where the carbon monoxide in the syngas is reacted with the moisture to form hydrogen and CO2. The heat from this reaction generates saturated steam. This steam is combined with steam produced in the ammonia unit and the excess steam not consumed by the process is sent to the adjacent crude oil refinery.

After additional heat recovery, the high-pressure syngas is cooled and processed in the acid gas removal unit. The syngas is then fed to a pressure swing absorption, or PSA, unit, where the remaining impurities are extracted. The PSA unit reduces residual carbon monoxide and CO2 levels to trace levels, and the moisture-free, high-purity hydrogen is sent directly to the ammonia synthesis loop.

The hydrogen is reacted with nitrogen from the air separation unit in the ammonia unit to form the ammonia product. A large portion of the ammonia is converted to UAN. In 2011, we produced 411,189 tons of ammonia, of which approximately 72% was upgraded into 714,130 tons of UAN.

The following is an illustrative Nitrogen Fertilizer Plant Process Flow Chart:

We schedule and provide routine maintenance to our critical equipment using our own maintenance technicians. Pursuant to a technical services agreement with General Electric, which licenses the gasification technology to us, General Electric provides technical advice and technological updates from their ongoing research as well as other licensees’ operating experiences. The pet coke gasification process is licensed from General Electric pursuant to a perpetual license agreement that is fully paid. The license grants us perpetual rights to use the pet coke gasification process on specified terms and conditions.

Distribution, Sales and Marketing

The primary geographic markets for our fertilizer products are Kansas, Missouri, Nebraska, Iowa, Illinois, Colorado and Texas. We market the ammonia products to industrial and agricultural customers and the UAN products to agricultural customers. The demand for nitrogen fertilizers occurs during three key periods. The highest level of ammonia demand is traditionally in the spring pre-plant season, from March through May. The second-highest period of demand occurs during fall pre-plant in late October and November. The summer wheat pre-plant occurs in August and September. In addition, smaller quantities of ammonia are sold in the off-season to fill available storage at the dealer level.

Ammonia and UAN are distributed by truck or by railcar. If delivered by truck, products are sold on a freight-on-board basis, and freight is normally arranged by the customer. We lease a fleet of railcars for use in product delivery, and also negotiate with distributors that have their own leased railcars to utilize these assets to deliver products. We operate two truck loading and four rail loading racks for each of ammonia and UAN, with an additional four rail loading racks for UAN. We own all of the truck and rail loading equipment at our nitrogen fertilizer facility.

We market agricultural products to destinations that produce strong margins. The UAN market is primarily located near the Union Pacific Railroad lines or destinations that can be supplied by truck. The ammonia market is primarily located near the Burlington Northern Santa Fe or Kansas City Southern Railroad lines or destinations that can be supplied by truck. By securing this business directly, we reduce our dependence on distributors serving the same customer base, which enables us to capture a larger margin and allows us to better control our product distribution. Most of the agricultural sales are made on a competitive spot basis. We also offer products on a prepay basis for in-season demand. The heavy in-season demand periods are spring and fall in the corn belt and summer in the wheat belt. The corn belt is the primary corn producing region of the United States, which includes Illinois, Indiana, Iowa, Minnesota, Missouri, Nebraska, Ohio and Wisconsin. The wheat belt is the primary wheat producing region of the United States, which includes Kansas, North Dakota, Oklahoma, South Dakota and Texas. Some of the industrial sales are spot sales, but most are on annual or multiyear contracts.

We use forward sales of our fertilizer products to optimize our asset utilization, planning process and production scheduling. These sales are made by offering customers the opportunity to purchase product on a forward basis at prices and delivery dates that we propose. We use this program to varying degrees during the year and between years depending on market conditions. We have the flexibility to decrease or increase forward sales depending on our view as to whether price environments will be increasing or decreasing. Fixing the selling prices of our products months in advance of their ultimate delivery to customers typically causes our reported selling prices and margins to differ from spot market prices and margins available at the time of shipment. As of December 31, 2011, we have sold forward 22,813 tons of ammonia at an average netback of $655 and 77,895 tons of UAN at an average netback of $372 for shipment over the next six months. As of December 31, 2011, $9.0 million of our forward sales are prepaid sales, which means we received payment for such product in advance of delivery. Cash received as a result of prepayments is recognized as deferred revenue on our balance sheet upon receipt; revenue and resultant net income and EBITDA are recorded as the product is actually delivered.

Customers

We sell ammonia to agricultural and industrial customers. Based upon a three-year average, we have sold approximately 87% of the ammonia we produce to agricultural customers primarily located in the mid-continent area between North Texas and Canada, and approximately 13% to industrial customers. Agricultural customers include distributors such as MFA, United Suppliers, Inc., Brandt Consolidated Inc., Gavilon Fertilizer LLC, Transammonia, Inc., Agri Services of Brunswick, LLC, Interchem, and CHS Inc. Industrial customers include Tessenderlo Kerley, Inc., National Cooperative Refinery Association, and Dyno Nobel, Inc. We sell UAN products to retailers and distributors. Given the nature of our business, and consistent with industry practice, we do not have long-term minimum purchase contracts with any of our customers.

For the year ended December 31, 2011, 2010 and 2009, the top five ammonia customers in the aggregate represented 61.3%, 44.2% and 43.9% and of our ammonia sales, respectively, and the top five UAN customers in the aggregate represented 49.0%, 43.3%, and 44.2% of our UAN sales, respectively. For the years ended December 31, 2011, 2010 and 2009, our two largest customers represented approximately 17% and 12%, 12% and 10% and 15% and 9% of our aggregate sales, respectively.

Competition

We have experienced and expect to continue to meet significant levels of competition from current and potential competitors, many of whom have significantly greater financial and other resources. See “Risk Factors — Risks Related to Our Business — Nitrogen fertilizer products are global commodities, and we face intense competition from other nitrogen fertilizer producers.”

Competition in our industry is dominated by price considerations. However, during the spring and fall application seasons, farming activities intensify and delivery capacity is a significant competitive factor. We maintain a large fleet of leased rail cars and seasonally adjust inventory to enhance our manufacturing and distribution operations.

Our major competitors include Agrium, Koch Nitrogen, Potash Corporation and CF Industries. Domestic competition is intense due to customers’ sophisticated buying tendencies and production strategies that focus on cost and service. Also, foreign competition exists from producers of fertilizer products manufactured in countries with lower cost natural gas supplies. In certain cases, foreign producers of fertilizer who export to the United States may be subsidized by their respective governments.

Based on Blue Johnson data regarding total U.S. use of UAN and ammonia, we estimate that our UAN production in 2011 represented approximately 5% of the total U.S. UAN use and that the net ammonia produced and marketed at our facility represented less than 1% of the total U.S. ammonia use.

Seasonality

Because we primarily sell agricultural commodity products, our business is exposed to seasonal fluctuations in demand for nitrogen fertilizer products in the agricultural industry. As a result, we typically generate greater net sales in the first half of the calendar year, which we refer to as the planting season, and our net sales tend to be lower during the second half of each calendar year, which we refer to as the fill season. In addition, the demand for fertilizers is affected by the aggregate crop planting decisions and fertilizer application rate decisions of individual farmers who make planting decisions based largely on the prospective profitability of a harvest. The specific varieties and amounts of fertilizer they apply depend on factors like crop prices, farmers’ current liquidity, soil conditions, weather patterns and the types of crops planted.

Environmental Matters

Our business is subject to extensive and frequently changing federal, state and local, environmental, health and safety laws and regulations governing the emission and release of hazardous substances into the environment, the treatment and discharge of waste water and the storage, handling, use and transportation of our nitrogen fertilizer products. These laws and regulations, their underlying regulatory requirements and the enforcement thereof impact us by imposing:

•	restrictions on operations or the need to install enhanced or additional controls;

•	the need to obtain and comply with permits and authorizations;

•	liability for the investigation and remediation of contaminated soil and groundwater at current and former facilities (if any) and off-site waste disposal locations; and

•	specifications for the products we market, primarily UAN and ammonia.

Our operations require numerous permits and authorizations. Failure to comply with these permits or environmental laws and regulations generally could result in fines, penalties or other sanctions or a revocation of our permits. In addition, the laws and regulations to which we are subject are often evolving and many of them have become more stringent or have become subject to more stringent interpretation or enforcement by federal and state agencies. The ultimate impact on our business of complying with existing laws and regulations is not always clearly known or determinable due in part to the fact that our operations may change over time and certain implementing regulations for laws, such as the federal Clean Air Act, have not yet been finalized, are under governmental or judicial review or are being revised. These laws and regulations could result in increased capital, operating and compliance costs or result in delays or limits to our operations or growth while attempting to obtain required permits.

The principal environmental risks associated with our business are outlined below.

The Federal Clean Air Act

The federal Clean Air Act and its implementing regulations, as well as the corresponding state laws and regulations that regulate emissions of pollutants into the air, affect us through the federal Clean Air Act’s permitting requirements and emission control requirements relating to specific air pollutants, as well as the requirement to maintain a risk management program to help prevent accidental releases of certain substances. Some or all of the standards promulgated pursuant to the federal Clean Air Act, or any future promulgations of standards, may require the installation of controls or changes to our nitrogen fertilizer facility in order to comply. If new controls or changes to operations are needed, the costs could be significant. In addition, failure to comply with the requirements of the federal Clean Air Act and its implementing regulations could result in fines, penalties or other sanctions.

The regulation of air emissions under the federal Clean Air Act requires that we obtain various construction and operating permits and incur capital expenditures for the installation of certain air pollution control devices at our operations. Various regulations specific to our operations have been implemented, such as National Emission Standard for Hazardous Air Pollutants, New Source Performance Standards and New Source Review. We have incurred, and expect to continue to incur, substantial capital expenditures to maintain compliance with these and other air emission regulations that have been promulgated or may be promulgated or revised in the future. The EPA recently proposed revisions to the New Source Performance Standards for nitric acid plants. We do not expect to incur capital expenditures or any significant additional operational expenses associated with the revised standards, as proposed.

Release Reporting

The release of hazardous substances or extremely hazardous substances into the environment is subject to release reporting requirements under federal and state environmental laws. We periodically experience releases of hazardous or extremely hazardous substances from our equipment. We experienced more significant releases in August 2007 due to the failure of a high pressure pump and in August and September 2010 due to a heat exchanger leak and a UAN vessel rupture. Such releases are reported to the EPA and relevant state and local agencies. From time to time, the EPA has conducted inspections and issued information requests to us with respect to our compliance with risk reporting requirements under the Comprehensive Environmental Response, Compensation and Liability Act and the Emergency Planning and Community Right-to-Know Act and the risk management program under the federal Clean Air Act. If we fail to properly report a release, or if the release violates the law or our permits, it could cause us to become the subject of a governmental enforcement action or third-party claims. Government enforcement or third-party claims relating to releases of hazardous or extremely hazardous substances could result in significant expenditures and liability.

Greenhouse Gas Emissions

Various regulatory and legislative measures to address greenhouse gas emissions (including carbon dioxide, or CO2, methane and nitrous oxides) are in different phases of implementation or discussion. In the aftermath of its 2009 “endangerment finding” that greenhouse gas emissions pose a threat to human health and welfare, the EPA has begun to regulate greenhouse gas emissions under the authority granted to it under the federal Clean Air Act. In October 2009, the EPA finalized a rule requiring certain large emitters of greenhouse gases to inventory and report their greenhouse gas emissions to the EPA. In accordance with the rule, we have begun monitoring and reporting greenhouse gas emissions from our nitrogen fertilizer plant. In May 2010, the EPA finalized the “Greenhouse Gas Tailoring Rule,” which establishes new greenhouse gas emissions thresholds that determine when stationary sources, such as our nitrogen fertilizer plant, must obtain permits under the Prevention of Significant Deterioration, or PSD, and Title V programs of the federal Clean Air Act. In cases where a new source is constructed or an existing source undergoes a major modification, the facility would need to evaluate and install best available control technology, or BACT, for its greenhouse gas emissions. Phase-in permit requirements began for the largest stationary sources in 2011. A major modification at our nitrogen fertilizer plant, subject to the PSD or Title V permitting process after July 2011, which results in a significant expansion of production at our nitrogen fertilizer plant and a significant increase in greenhouse gas emissions, may require us to install BACT for our greenhouse gas emissions as part of the permitting process. We do not currently believe that any currently anticipated projects at our nitrogen fertilizer plant will result in a significant increase in greenhouse gas emissions triggering the need to install BACT controls. At the federal legislative level, Congressional passage of legislation adopting some form of federal mandatory greenhouse gas emission reduction, such as a nationwide cap-and-trade program, does not appear likely at this time, although it could be adopted at a future date. It is also possible that Congress may pass alternative climate change bills that do not mandate a nationwide cap-and-trade program and instead focus on promoting renewable energy and energy efficiency.

In addition to potential federal legislation, a number of states have adopted regional greenhouse gas initiatives to reduce CO2 and other greenhouse gas emissions. In 2007, a group of Midwest states, including Kansas (where our nitrogen fertilizer facility is located), formed the Midwestern Greenhouse Gas Reduction Accord, which calls for the development of a cap-and-trade system to control greenhouse gas emissions and for the inventory of such emissions. However, the individual states that have signed on to the accord must adopt laws or regulations implementing the trading scheme before it becomes effective, and it is unclear whether Kansas still intends to do so.

The implementation of EPA regulations and/or the passage of federal or state climate change legislation will likely result in increased costs to (i) operate and maintain our facilities, (ii) install new emission controls on our facilities and (iii) administer and manage any greenhouse gas emissions program. Increased costs associated with compliance with any future legislation or regulation of greenhouse gas emissions, if it occurs, may have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

In addition, climate change legislation and regulations may result in increased costs not only for our business but also for agricultural producers that utilize our fertilizer products, thereby potentially decreasing demand for our fertilizer products. Decreased demand for our fertilizer products may have a material adverse effect on our results of operations, financial condition and ability to make cash distributions.

Environmental Remediation

Under the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), the Resource Conservation and Recovery Act (“RCRA”), and related state laws, certain persons may be liable for the release or threatened release of hazardous substances. These persons can include the current owner or operator of property where a release or threatened release occurred, any persons who owned or operated the property when the release occurred, and any persons who disposed of, or arranged for the transportation or disposal of, hazardous substances at a contaminated property. Liability under CERCLA is strict, and, under certain circumstances, joint and several, so that any responsible party may be held liable for the entire cost of investigating and remediating the release of hazardous substances. As is the case with all companies engaged in similar industries, we face potential exposure from future claims and lawsuits involving environmental matters, including soil and water contamination, personal injury or property damage allegedly caused by hazardous substances that we manufactured, handled, used, stored, transported, spilled, disposed of or released. We cannot assure you that we will not become involved in future proceedings related to our release of hazardous or extremely hazardous substances or that, if we were held responsible for damages in any existing or future proceedings, such costs would be covered by insurance or would not be material.

Environmental Insurance

We are covered by CVR Energy’s premises pollution liability insurance policies with an aggregate limit of $50.0 million per pollution condition, subject to a self-insured retention of $5.0 million. The policies include business interruption coverage, subject to a 10-day waiting period deductible. This insurance expires on July 1, 2012. The policies insure specific covered locations, including our nitrogen fertilizer facility. The policies insure (i) claims, remediation costs, and associated legal defense expenses for pollution conditions at, or migrating from, a covered location, and (ii) the transportation risks associated with moving waste from a covered location to any location for unloading or depositing waste. The policies cover any claim made during the policy period as long as the pollution conditions giving rise to the claim commenced on or after March 3, 2004. The premises pollution liability policies contain exclusions, conditions, and limitations that could apply to a particular pollution condition claim, and there can be no assurance such claim will be adequately insured for all potential damages.

In addition to the premises pollution liability insurance policies, we benefit from casualty insurance policies maintained by CVR Energy having an aggregate and occurrence limit of $150.0 million, subject to a self-insured retention of $2.0 million. This insurance provides coverage for claims involving pollutants where the discharge is sudden and accidental and first commenced at a specific day and time during the policy period. Coverage under the casualty insurance policies for pollution does not apply to damages at or within our insured premises. The pollution coverage provided in the casualty insurance policies contains exclusions, definitions, conditions and limitations that could apply to a particular pollution claim, and there can be no assurance such claim will be adequately insured for all potential damages.

Safety, Health and Security Matters

We are subject to a number of federal and state laws and regulations related to safety, including the federal Occupational Safety and Health Act, or “OSHA,” and comparable state statutes, the purpose of which are to protect the health and safety of workers. We also are subject to OSHA Process Safety Management regulations, which are designed to prevent or minimize the consequences of catastrophic releases of toxic, reactive, flammable or explosive chemicals.

We operate a comprehensive safety, health and security program, involving active participation of employees at all levels of the organization. We have developed comprehensive safety programs aimed at preventing recordable incidents. Despite our efforts to achieve excellence in our safety and health performance, there can be no assurances that there will not be accidents resulting in injuries or even fatalities. We routinely audit our programs and consider improvements in our management systems.

Process Safety Management.    We maintain a process safety management, or PSM, program. This program is designed to address all aspects of OSHA guidelines for developing and maintaining a comprehensive process safety management program. We will continue to audit our programs and consider improvements in our management systems and equipment.

Emergency Planning and Response.    We have an emergency response plan that describes the organization, responsibilities and plans for responding to emergencies in our facility. This plan is communicated to local regulatory and community groups. We have on-site warning siren systems and personal radios. We will continue to audit our programs and consider improvements in our management systems and equipment.

Employees

As of December 31, 2011, we had 124 direct employees. These employees operate our facilities at the nitrogen fertilizer plant level and are directly employed and compensated by us. These employees are covered by health insurance, disability and retirement plans established by CVR Energy. None of our employees are unionized, and we believe that our relationship with our employees is good.

We also rely on the services of employees of CVR Energy in the operation of our business pursuant to a services agreement among us, CVR Energy and our general partner. CVR Energy provides us with the following services under the agreement, among others:

•

services from CVR Energy’s employees in capacities equivalent to the capacities of corporate executive officers, including chief operating officer, chief financial officer, general counsel, and vice president for environmental, health and safety, except that those who serve in such capacities under the agreement serve us on a shared, part-time basis only, unless we and CVR Energy agree otherwise;

•	administrative and professional services, including legal, accounting, human resources, insurance, tax, credit, finance, government affairs and regulatory affairs;

•	management of our property and the property of our operating subsidiary in the ordinary course of business;

•	recommendations on capital raising activities, including the issuance of debt or equity interests, the entry into credit facilities and other capital market transactions;

•	managing or overseeing litigation and administrative or regulatory proceedings, establishing appropriate insurance policies, and providing safety and environmental advice;

•	recommending the payment of distributions; and

•	managing or providing advice for other projects as may be agreed by CVR Energy and our general partner from time to time.

For more information on this services agreement, see “Certain Relationships and Related Party Transactions — Agreements with CVR Energy — Services Agreement.”

Properties

We own one facility, our 60-acre nitrogen fertilizer plant, which is located in Coffeyville, Kansas. Our executive offices are located at 2277 Plaza Drive in Sugar Land, Texas, with administrative office in Kansas City, Kansas. The offices in Sugar Land and Kansas City are leased by a subsidiary of CVR Energy and we pay a pro rata share of the rent on those offices. We believe that our owned facility, together with CVR Energy’s leased facilities, will be sufficient for our needs over the next twelve months.

We have entered into a cross-easement agreement with CVR Energy so that both we and CVR Energy are able to access and utilize each other’s land in certain circumstances in order to operate our respective businesses in a manner to provide flexibility for both parties to develop their respective properties, without depriving either party of the benefits associated with the continuous reasonable use of the other party’s property. For more information on this cross-easement agreement, see “Certain Relationships and Related Party Transactions — Agreements with CVR Energy — Cross-Easement Agreement.”

In October 2011, the board of directors of our general partner approved a UAN terminal project, which will include the construction of a two million gallon UAN storage tank and related truck and rail car load-out facilities, to enable us to distribute up to approximately 20,000 tons of UAN fertilizer annually. The property that this terminal will be constructed on is located in Phillipsburg, Kansas and is owned by a subsidiary of CVR Energy who will also operate the terminal.

Legal Proceedings

We are, and will continue to be, subject to litigation from time to time in the ordinary course of our business. We are not party to any pending legal proceedings that we believe will have a material adverse effect on our business, and there are no existing legal proceedings where we believe that the reasonably possible loss or range of loss is material.

We received a ten year property tax abatement from Montgomery County, Kansas in connection with the construction of the nitrogen fertilizer plant that expired on December 31, 2007. In connection with the expiration of the abatement, the county reassessed our nitrogen fertilizer plant and classified the nitrogen fertilizer plant as almost entirely real property instead of almost entirely personal property. The reassessment resulted in an increase in our annual property tax expense by an average of approximately $10.7 million per year for the years ended December 31, 2008 and December 31, 2009, $11.7 million for the year ended December 31, 2010 and $11.4 million for the year ended December 31, 2011. We do not agree with the county’s classification of our nitrogen fertilizer plant and have been disputing it before the Kansas Court of Tax Appeals, or COTA. However, we have fully accrued and paid the property taxes the county claims are owed for the years ended December 31, 2010, 2009 and 2008, and have fully accrued such amounts for the year ended December 31, 2011. The first payment in respect of our 2011 property taxes was paid in December 2011 and the second payment will be made in May 2012. This property tax expense is reflected as a direct operating expense in our financial results. In January 2012 COTA issued a ruling indicating that the assessment in 2008 of our fertilizer plant as almost entirely real property instead of almost entirely personal property was appropriate. We disagree with the ruling and filed a petition for reconsideration with COTA (which was denied) and plan to file an appeal to the Kansas Court of Appeals. We are also protesting the valuation of our fertilizer plant for tax years 2009 through 2011, which cases remain pending before COTA. If we are successful in having the nitrogen fertilizer plant reclassified as personal property, in whole or in part, then a portion of the accrued and paid expenses would be refunded to us, which could have a material positive effect on our results of operations. If we are not successful in having the nitrogen fertilizer plant reclassified as personal property, in whole or in part, then we expect that we will continue to pay property taxes at elevated rates currently in effect.

MANAGEMENT

Management of CVR Partners, LP

Our general partner, CVR GP, LLC, manages our operations and activities subject to the terms and conditions specified in our partnership agreement. Our general partner is owned by Coffeyville Resources, a wholly-owned subsidiary of CVR Energy. The operations of our general partner in its capacity as general partner are managed by its board of directors. Actions by our general partner that are made in its individual capacity are made by Coffeyville Resources as the sole member of our general partner and not by the board of directors of our general partner. Our general partner is not elected by our unitholders and is not be subject to re-election on a regular basis in the future. The officers of our general partner manage the day-to-day affairs of our business.

Limited partners are not entitled to elect the directors of our general partner or directly or indirectly participate in our management or operation. Our partnership agreement contains various provisions which replace default fiduciary duties with contractual corporate governance standards. See “The Partnership Agreement.” Our general partner is liable, as a general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made expressly non-recourse to it. Our general partner therefore may cause us to incur indebtedness or other obligations that are non-recourse to it. Our credit facility is non-recourse to our general partner.

As a publicly traded partnership, we qualify for certain exemptions from the New York Stock Exchange’s corporate governance requirements. Our general partner’s board of directors has not and does not currently intend to establish a nominating/corporate governance committee. Additionally, we could avail ourselves of the additional exemptions available to publicly traded partnerships (including exemptions from the requirements that the majority of the board consist of independent directors and that the board of directors of our general partner have a compensation committee composed entirely of independent directors) at any time in the future. Accordingly, unitholders do not have the same protections afforded to equityholders of companies that are subject to all of the corporate governance requirements of the New York Stock Exchange.

The board of directors of our general partner consists of seven directors, four of whom the board has affirmatively determined are independent in accordance with the rules of the New York Stock Exchange.

The board of directors of our general partner has established an audit committee comprised of Donna R. Ecton (chairman), Mark A. Pytosh and Jon R. Whitney, each of whom meets the independence and experience standards established by the New York Stock Exchange and the Exchange Act. The audit committee’s responsibilities are to review our accounting and auditing principles and procedures, accounting functions and internal controls; to oversee the qualifications, independence, appointment, retention, compensation and performance of our independent registered public accounting firm; to recommend to the board of directors the engagement of our independent accountants; to review with the independent accountants the plans and results of the auditing engagement; and to oversee “whistle-blowing” procedures and certain other compliance matters.

In addition, the board of directors of our general partner has established a conflicts committee comprised of Donna R. Ecton (chairman), Mark A. Pytosh and Jon R. Whitney. Pursuant to our partnership agreement, the board may, but is not required to, seek the approval of the conflicts committee whenever a conflict arises between our general partner or its affiliates, on the one hand, and us or any public unitholder, on the other. The conflicts committee may then determine whether the resolution of the conflict of interest is in the best interests of the Partnership. The members of the conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates, and must meet the independence standard established by the New York Stock Exchange and the Exchange Act to serve on an audit committee of a board of directors. Any matters approved by the conflicts committee are conclusively deemed to be fair and reasonable to us, approved by all of our partners and not a breach by the general partner of any duties it may owe us or our unitholders.

The board of directors of our general partner also created a compensation committee comprised of Frank M. Muller, Jr. (chairman) and Jon R. Whitney. The compensation committee (1) establishes policies and periodically determines matters involving executive compensation, (2) grants or recommends the grant of equity awards under the CVR Partners Long-Term Incentive Plan, (3) provides counsel regarding key personnel selection,

(4) may elect to retain independent compensation consultants, (5) recommends to the board of directors the structure of non-employee director compensation and (6) assists the board of directors in assessing any risks to the Partnership associated with employee compensation practices and policies. In addition, the compensation committee reviews and discusses our Compensation Discussion and Analysis with management and produces a report on executive compensation for inclusion in our annual report on Form 10-K in compliance with applicable federal securities laws.

The board of directors of our general partner has created an environmental, health and safety committee comprised of Mark A. Pytosh (chairman), Donna R. Ecton, Frank M. Muller, Jr. and Stanley A. Riemann. The environmental, health and safety committee’s responsibilities are to provide oversight with respect to management’s establishment and administration of environmental, health and safety policies, programs, procedures and initiatives.

Whenever our general partner makes a determination or takes or declines to take an action in its individual, rather than representative, capacity, it is entitled to make such determination or to take or decline to take such other action free of any fiduciary duty or obligation whatsoever to us, any limited partner or assignee, and it is not required to act in good faith or pursuant to any other standard imposed by our partnership agreement or under Delaware law or any other law. Examples include the exercise of its call right or its registration rights, its voting rights with respect to the units it owns and its determination whether or not to consent to any merger or consolidation of the partnership. Actions by our general partner that are made in its individual capacity are made by Coffeyville Resources, the sole member of our general partner, not by its board of directors.

Executive Officers and Directors

The following table sets forth the names, positions and ages (as of February 20, 2012) of the executive officers and directors of our general partner.

The executive officers named below (other than our chief executive officer and Executive Vice President, Business Development) are also executive officers of CVR Energy and are providing their services to our general partner and us pursuant to the services agreement entered into among us, CVR Energy and our general partner. The shared executive officers divide their working time between the management of CVR Energy and us. The approximate weighted-average percentages of the amount of time the shared executive officers spent on management of our partnership in 2011 are as follows: John J. Lipinski (21%), Stanley A. Riemann (24%), Edward A. Morgan (36%), Edmund S. Gross (30%), Kevan A. Vick (100%) and Christopher G. Swanberg (28%). During 2011, Byron R. Kelley spent 100% of his time working for us and Randal T. Maffett spent 71% of his time working for us as an employee of the general partner. Frank A. Pici was appointed Chief Financial Officer effective January 4, 2012 (in place of Edward A. Morgan, who became CVR Energy’s Executive Vice President — Investor Relations). Kevan A. Vick, Executive Vice President and Fertilizer General Manager, announced his retirement effective February 1, 2012.

Name	Age	Position With Our General Partner
John J. Lipinski	60	Executive Chairman of the Board and Director
Byron R. Kelley	64	Chief Executive Officer, President and Director
Stanley A. Riemann	60	Chief Operating Officer and Director
Frank A. Pici	56	Chief Financial Officer and Treasurer
Edmund S. Gross	61	Senior Vice President, General Counsel and Secretary
Randal T. Maffett	51	Executive Vice President, Business Development
Christopher G. Swanberg	54	Vice President, Environmental, Health and Safety
Donna R. Ecton	64	Director
Frank M. Muller, Jr.	69	Director
Mark A. Pytosh	47	Director
Jon R. Whitney	67	Director

John J. Lipinski has served as executive chairman of the board of our general partner since June 2011. Prior to assuming that role, he served as chief executive officer, president and a director of our general partner beginning in October 2007 and chairman of the board of directors of our general partner beginning in November 2010.

He has also served as chairman of the board of directors of CVR Energy since October 2007 and chief executive officer, president and a member of the board of directors of CVR Energy beginning in September 2006. Mr. Lipinski has over 38 years of experience in the petroleum refining and nitrogen fertilizer industries. He began his career with Texaco Inc. In 1985, Mr. Lipinski joined The Coastal Corporation, eventually serving as Vice President of Refining with overall responsibility for Coastal Corporation’s refining and petrochemical operations. Upon the merger of Coastal with El Paso Corporation in 2001, Mr. Lipinski was promoted to Executive Vice President of Refining and Chemicals, where he was responsible for all refining, petrochemical, nitrogen-based chemical processing and lubricant operations, as well as the corporate engineering and construction group. Mr. Lipinski left El Paso in 2002 and became an independent management consultant. In 2004, he became a managing director and partner of Prudentia Energy, an advisory and management firm. Mr. Lipinski graduated from Stevens Institute of Technology with a Bachelor of Engineering (Chemical) and received a JD from Rutgers University School of Law. Mr. Lipinski’s over 38 years of experience in the petroleum refining and nitrogen fertilizer industries adds significant value to the board of directors of our general partner. His in-depth knowledge of the issues, opportunities and challenges facing our business provides the direction and focus the board needs to ensure the most critical matters are addressed.

Byron R. Kelley has served as chief executive officer, president and a director of our general partner since June 2011. Prior to joining CVR Partners, Mr. Kelley served as Chief Executive Officer, President and director of the general partner of Regency Energy Partners LP, a master limited partnership controlled by Energy Transfer Equity LP that specializes in the gathering and processing, contract compression, treating and transportation of natural gas and natural gas liquids. From 2003 to 2008, Mr. Kelley was Executive Vice President and Group President of the pipeline group of CenterPoint Energy in Houston, a business which included two interstate pipeline companies, a gathering and processing company, a pipeline services company and a remote data gathering and communications company. Prior to CenterPoint Energy, he served for six years in senior management at El Paso Energy International in Houston, retiring in 2002 as the company’s president. With 41 years experience in energy related companies, Mr. Kelley’s career also included executive, management and engineering positions at Tenneco Energy Corporation, where he rose to become Senior Vice President, Strategy, and at Louisiana Intrastate Gas Corporation and Southern Natural Gas Company. Mr. Kelley also is past president of the Interstate Natural Gas Association of America and currently serves as a board advisor to the Bright Light Foundation of Houston and to Martin Midstream Partners L.P. Mr. Kelley received a BS in civil engineering from Auburn University.

Stanley A. Riemann has served as chief operating officer of our general partner since October 2007 and has been a director of our general partner since July 2011. He has also served as chief operating officer of CVR Energy since September 2006 and chief operating officer of Coffeyville Resources since 2004. Prior to joining Coffeyville Resources in February 2004, Mr. Riemann held various positions associated with the Crop Production and Petroleum Energy Division of Farmland for over 30 years, including, most recently, Executive Vice President of Farmland and President of Farmland’s Energy and Crop Nutrient Division. In this capacity, he was directly responsible for managing the petroleum refining operation and all domestic fertilizer operations, which included the Trinidad and Tobago nitrogen fertilizer operations. His leadership also extended to managing Farmland’s interests in SF Phosphates in Rock Springs, Wyoming and Farmland Hydro, L.P., a phosphate production operation in Florida and managing all company-wide transportation assets and services. On May 31, 2002, Farmland filed for Chapter 11 bankruptcy protection. Mr. Riemann has served as a board member and board chairman on several industry organizations including the Phosphate Potash Institute, the Florida Phosphate Council and the International Fertilizer Association. He currently serves on the Board of The Fertilizer Institute. Mr. Riemann received a BS from the University of Nebraska and an MBA from Rockhurst University.

Frank A. Pici has served as chief financial officer and treasurer of our general partner and CVR Energy since January 2012. From 2001 to 2010, he was Executive Vice President and CFO of Penn Virginia Corporation (“PVA”), a publicly traded oil and gas exploration and production company focused on unconventional resource and shale plays. For most of that time, he simultaneously served as CFO of Penn Virginia GP Holdings, L.P. and Penn Virginia Resource Partners, L.P., two publicly-traded master limited partnerships. Prior to working for PVA, Mr. Pici served five years as Vice President and CFO for Mariner Energy, Inc., an oil and gas exploration and production company operating onshore and in the deepwater Gulf of Mexico. Prior to Mariner Energy,

Mr. Pici served for seven years in senior financial management positions at Cabot Oil & Gas Corp., a publicly traded oil and gas exploration and production company. He has an MBA from the University of Pittsburgh and a Business Administration degree from Clarion University of Pennsylvania and is a Certified Public Accountant (presently inactive).

Edmund S. Gross has served as senior vice president, general counsel and secretary of our general partner since October 2007. He has also served as senior vice president, general counsel and secretary of CVR Energy since October 2007, vice president, general counsel and secretary of CVR Energy since September 2006 and general counsel and secretary of Coffeyville Resources since July 2004. Prior to joining Coffeyville Resources, Mr. Gross was of counsel at Stinson Morrison Hecker LLP in Kansas City, Missouri from 2002 to 2004, was Senior Corporate Counsel with Farmland from 1987 to 2002 and was an associate and later a partner at Weeks, Thomas & Lysaught, a law firm in Kansas City, Kansas, from 1980 to 1987. Mr. Gross received a BA in history from Tulane University, a JD from the University of Kansas and an MBA from the University of Kansas.

Randal T. Maffett has served as Executive Vice President of Business Development for our general partner since August 2011. Prior to joining CVR Partners, Mr. Maffett was President and Chief Executive Officer of Sendero Capital Partners, Inc., a private equity firm focused on investments, acquisitions and operations in the upstream, midstream and downstream sectors of the energy industry from 2004 to 2011. Prior to joining Sendero Capital Partners, Mr. Maffett held senior executive positions at RWE Trading Americas and Enron Corp., where he was responsible for developing and executing corporate growth strategies, corporate turnarounds and corporate restructurings. He has over 30 years experience including engineering, operations, marketing and commodities trading for Ladd Petroleum Corporation, Altresco Financial Inc., Delhi Gas Pipeline and Mobil Oil Corporation. Mr. Maffett received a BS in petroleum engineering from Louisiana State University.

Christopher G. Swanberg has served as vice president, environmental, health and safety at our general partner since October 2007. He has also served as vice president, environmental, health and safety at CVR Energy since September 2006 and as vice president, environmental, health and safety at Coffeyville Resources since June 2005. He has served in numerous management positions in the petroleum refining industry such as Manager, Environmental Affairs for the refining and marketing division of Atlantic Richfield Company (ARCO) and Manager, Regulatory and Legislative Affairs for Lyondell-Citgo Refining. Mr. Swanberg’s experience includes technical and management assignments in project, facility and corporate staff positions in all environmental, safety and health areas. Prior to joining Coffeyville Resources, he was Vice President of Sage Environmental Consulting, an environmental consulting firm focused on petroleum refining and petrochemicals, from September 2002 to June 2005. Mr. Swanberg received a BS in Environmental Engineering Technology from Western Kentucky University and an MBA from the University of Tulsa.

Donna R. Ecton has been a member of the board of directors of our general partner since March 2008. Ms. Ecton is founder, chairman, and chief executive officer of the management consulting firm EEI Inc, which she founded in 1998. Prior to founding EEI, she served as a board member of H&R Block, Inc. from 1993 to 2007, a board member of PETsMART, Inc. from 1994 to 1998, PETsMART’s chief operating officer from 1996 to 1998, and as chairman, president and chief executive officer of Business Mail Express, Inc., a privately held expedited print/mail business, from 1995 to 1996. Ms. Ecton was president and chief executive officer of Van Houten North America Inc. from 1991 to 1994 and Andes Candies Inc from 1991 to 1994. She has also held senior management positions at Nutri/System, Inc. and Campbell Soup Company. She started her business career in banking with both Chemical Bank and Citibank N.A. Ms. Ecton currently serves on the board of directors of Body Central Corp., a multi-channel specialty woman’s apparel retailer. Ms. Ecton is a member of the Council on Foreign Relations in New York City. She was also elected to and served on Harvard University’s Board of Overseers. Ms. Ecton received a BA in economics from Wellesley College and an MBA from the Harvard Graduate School of Business Administration. We believe Ms. Ecton’s significant background as both an executive officer and director of public companies and experience in finance is an asset to our board. Her knowledge and experience provide the audit committee with valuable perspective in managing the relationship with our independent accountants and the performance of the financial auditing oversight.

Frank M. Muller, Jr. has been a member of the board of directors of our general partner since May 2008. Until August 2009, Mr. Muller served as the chairman and chief executive officer of the technology design and manufacturing firm TenX Technology, Inc., which he founded in 1985. He is currently the president of Toby

Enterprises, which he founded in 1999 to invest in startup companies, and the chairman of Topaz Technologies, Ltd., a software engineering company. Mr. Muller was a senior vice president of The Coastal Corporation from 1989 to 2001, focusing on business acquisitions and joint ventures, and general manager of the Kensington Company, Ltd. from 1984 to 1989. Mr. Muller started his business career in the oil and chemical industries with Pepsico, Inc. and Agrico Chemical Company. Mr. Muller served in the United States Army from 1965 to 1973. Mr. Muller received a BS and MBA from Texas A&M University. We believe Mr. Muller’s experience in the chemical industry and expertise in developing and growing new businesses is an asset to our board.

Mark A. Pytosh has been a member of the board of directors of our general partner since June 2011. Mr. Pytosh has served as the Chief Financial Officer of CCS Corporation since April 2010. CCS is a privately-held company that is the largest oil and gas environmental services company in North America. Before joining CCS, Mr. Pytosh served as Executive Vice President and Chief Financial Officer of Covanta Holding Corporation from December 2007 through March 2010 and as Senior Vice President and Chief Financial Officer of Covanta from September 2006 to December 2007. Covanta is a publicly-traded company which owns and operates energy-from-waste power facilities, biomass power facilities and independent power plants in the United States, Europe and Asia. From February 2004 to August 2006 Mr. Pytosh served as Executive Vice President and from May 2005 to August 2006 as Chief Financial Officer, of Waste Services, Inc., a publicly-traded integrated solid waste services company. From 2000 to early 2004 Mr. Pytosh was a managing director in Investment Banking at Lehman Brothers where he led the firm’s Global Industrial Group. Prior to joining Lehman Brothers he was a managing director at Donaldson, Lufkin & Jenrette where he led the firm’s Environmental Services and Automotive industry groups. He began his career at Kidder, Peabody. We believe Mr. Pytosh’s experience with public companies in the energy industry and strong financial background is an asset to our board.

Jon R. Whitney has been a member of the board of directors of our general partner since June 2011. He previously worked at Colorado Interstate Gas Company (CIG), a natural gas transmission company, from 1968 until 2001. He served as President and Chief Executive Officer of CIG from 1990 until it merged with El Paso Corporation in 2001. After leaving CIG, he served as Co-Chairman of the Board for TransLink, an independent electric power system operator, was a member of Peak Energy Ventures, LLC, a natural gas consulting company, and served on the boards of directors of Storm Cat Energy Corporation, Patina Oil and Gas Corporation (prior to its merger with Noble Energy in 2005), American Oil and Gas Corporation (prior to its merger with Hess Corporation in 2010), Bear Cub Energy and Bear Paw Energy. He also held committee positions with the Interstate Natural Gas Association of America and the American Gas Association. He is currently a director of Bear Tracker Energy LLC, a private company in the midstream energy business. We believe Mr. Whitney’s experience in the natural gas industry and as a director to multiple companies in the energy space is an asset to our board.

The directors of our general partner hold office until the earlier of their death, resignation or removal.

PRINCIPAL AND SELLING UNITHOLDERS

The following table presents information regarding beneficial ownership of our common units prior to and following this offering by:

•	our general partner;

•	each of our general partner’s directors;

•	each of our general partner’s executive officers;

•	each unitholder known by us to beneficially hold five percent or more of our outstanding units;

•	the Selling Unitholder; and

•	all of our general partner’s named executive officers and directors as a group.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Unless indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all common units beneficially owned, subject to community property laws where applicable. The business address for each of our beneficial owners is c/o CVR Partners, LP, 2277 Plaza Drive, Suite 500, Sugar Land, Texas 77479. The table does not reflect any common units that directors and executive officers may purchase in this offering through the directed unit program described under “Underwriting.”

Name of Beneficial Owner	Common Units Beneficially Owned Prior to this Offering		Number of Common Units Offered(1)	Common Units Beneficially owned after this Offering(1)
	Number	Percent		Number	Percent
CVR GP, LLC(2)	—	—	—	—	—
Coffeyville Resources, LLC(3)	50,920,000	69.7%
John J. Lipinski(4)	187,500	*	—	187,500	*
Byron R. Kelley(5)	—	—	—	—	—
Stanley A. Riemann	60,000	*	—	60,000	*
Frank A. Pici	—	—	—	—	—
Edmund S. Gross	—	—	—	—	—
Christopher G. Swanberg	15,000	*	—	15,000	*
Randal T. Maffett(6)	—	—	—	—	—
Donna R. Ecton(7)	24,433	*	—	24,433	*
Frank M. Muller, Jr.(8)	33,086	*	—	33,086	*
Mark A. Pytosh(9)	53,896	*	—	53,896	*
Jon R. Whitney(10)	10,896	*	—	10,896	*
All directors and executive officers of our general partner as a group (11 persons)(11)	384,811	*	—	384,811	*

*	Less than 1%

(1)	The Selling Unitholder has granted the underwriters the option to purchase from it, on a pro rata basis, an aggregate of additional common units. If the option to purchase additional common units were exercised in full, after the offering the Selling Unitholder would own common units.

(2)	CVR GP, LLC, a wholly-owned subsidiary of Coffeyville Resources, is our general partner and manages and operates our business and has a non-economic general partner interest.

(3)	Coffeyville Resources, LLC is an indirect wholly-owned subsidiary of CVR Energy, a publicly traded company. CVR Energy may be deemed to have direct beneficial ownership of the common units held by Coffeyville Resources, LLC by virtue of its control of Coffeyville Resources, LLC. The directors of CVR Energy are John J. Lipinski, Barbara M. Baumann, William J. Finnerty, C. Scott Hobbs, George E. Matelich, Steve A. Nordaker, Robert T. Smith, Joseph E. Sparano and Mark E. Tomkins.

(4)	Mr. Lipinski owns 62,500 common units directly. In addition, Mr. Lipinski may be deemed to be the beneficial owner of an additional 125,000 common units, which are owned by the 2011 Lipinski Exempt Family Trust, which are held in trust for the benefit of Mr. Lipinski’s family. Mr. Lipinski’s spouse is the trustee of the trust.

(5)	Mr. Kelley was awarded 50,659 phantom units on June 1, 2011 and 40,291 phantom units on December 30, 2011. Each phantom unit represents the right to receive one common unit upon vesting. These phantom units are scheduled to become vested in equal installments on the first three anniversaries of the date of grant, provided that the executive continues to serve as an employee of the Partnership or one of its subsidiaries or parents on each such date, subject to accelerated vesting under certain circumstances. Subject to vesting requirements, Mr. Kelley is required to retain at least 50% of such common units for a period equal to the lesser of (i) three years, commencing with the date of the award, or (ii) as long as Mr. Kelley remains an officer or employee of the Company (or an affiliate). No portion of the phantom units held by Mr. Kelley will vest within 60 days of February 23, 2012. Therefore, such phantom units do not give Mr. Kelley beneficial ownership of any of our common units.

(6)	Mr. Maffett was awarded 12,815 phantom units on August 22, 2011 and 11,080 phantom units on December 30, 2011. Each phantom unit represents the right to receive one common unit upon vesting. These phantom units are scheduled to become vested in equal installments on the first three anniversaries of the date of grant, provided that the executive continues to serve as an employee of the Partnership or one of its subsidiaries or parents on each such date, subject to accelerated vesting under certain circumstances. Subject to vesting requirements, Mr. Maffett is required to retain at least 50% of such common units for a period equal to the lesser of (i) three years, commencing with the date of the award, or (ii) as long as Mr. Maffett remains an officer or employee of the Company (or an affiliate). No portion of the phantom units held by Mr. Maffett will vest within 60 days of February 23, 2012. Therefore, such phantom units do not give Mr. Maffett beneficial ownership of any of our common units.

(7)	Ms. Ecton purchased 12,500 common units in connection with CVR Partners’ Initial Public Offering in April 2011. Ms. Ecton was awarded 14,655 phantom units in connection with the Initial Public Offering, subject to a six-month vesting period. Upon vesting in October 2011, the phantom units converted to 14,655 common units, with 4,412 common units being withheld for tax purposes, resulting in a net award of 10,243 common units. Ms. Ecton was also awarded 2,418 common units on December 30, 2011, with 728 common units being withheld for tax purposes, resulting in a net award of 1,690 common units. These common units vested immediately. However, Ms. Ecton is required to retain at least 60% of the common units (including those vesting in October 2011 through the phantom unit award in April 2011) awarded for a period equal to the lesser of (i) three years, commencing with the date of the award, or (ii) as long as she remains on the Board.

(8)	Mr. Muller purchased 21,875 common units in connection with CVR Partners’ Initial Public Offering in April 2011. Mr. Muller was awarded 8,793 phantom units in connection with the Initial Public Offering, subject to a six-month vesting period. Upon vesting in October 2011, the phantom units converted to 8,793 common units. Mr. Muller was also awarded 2,418 common units on December 30, 2011. These common units vested immediately. However, Mr. Muller is required to retain at least 60% of the common units (including those vesting in October 2011 through the phantom unit award in April 2011) awarded for a period equal to the lesser of (i) three years, commencing with the date of the award, or (ii) as long as he remains on the Board.

(9)	Mr. Pytosh purchased 50,000 common units in connection with CVR Partners’ Initial Public Offering in April 2011. Mr. Pytosh was awarded 1,478 common units on June 1, 2011 and 2,418 common units on December 30, 2011. These common units vested immediately. However, Mr. Pytosh is required to retain at least 60% of the common units awarded for a period equal to the lesser of (i) three years, commencing with the date of the award, or (ii) as long as he remains on the Board.

(10)	Mr. Whitney purchased 7,000 common units in connection with CVR Partners’ Initial Public Offering in April 2011. Mr. Whitney was awarded 1,478 common units on June 1, 2011 and 2,418 common units on December 30, 2011. These common units vested immediately. However, Mr. Whitney is required to retain at least 60% of the common units awarded for a period equal to the lesser of (i) three years, commencing with the date of the award, or (ii) as long as he remains on the Board.

(11)	The number of common units owned by all of the directors and executive officers of our general partner, as a group, reflects the sum of (1) the 187,500 common units owned by Mr. Lipinski, the 60,000 common units owned by Mr. Riemann and the 15,000 common units owned by Mr. Christopher G. Swanberg, (2) the 24,433 common units owned by Ms. Ecton, (3) the 33,086 common units owned by Mr. Muller, (4) the 53,896 common units owned by Mr. Pytosh and (5) the 10,896 common units owned by Mr. Whitney.

The following table sets forth, as of February 22, 2012, the number of shares of common stock of CVR Energy owned by each of the executive officers and directors of our general partner and all directors and executive officers of our general partner as a group.

	Shares Beneficially Owned
Name	Number	Percent
John J. Lipinski	755,236	*
Byron R. Kelley	—	—
Stanley A. Riemann	200,553	*
Frank A. Pici	35,071	*
Edmund S. Gross	160,883	*
Christopher G. Swanberg	61,578	*
Randal T. Maffett	—	—
Donna R. Ecton	3,500	*
Frank M. Muller, Jr.	—	—
Mark A. Pytosh	—	—
Jon R. Whitney	—	—
All directors and executive officers of our general partner as a group (11 persons)	1,216,821	1.4%

*	Less than 1%

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Prior to this offering, Coffeyville Resources, a wholly-owned subsidiary of CVR Energy, owned (i) 50,920,000 common units, representing approximately 69.7% of our common units and (ii) our general partner with its non-economic general partner interest in us. Following this offering, Coffeyville Resources will continue to own our general partner and is expected to own common units, representing approximately     % of our outstanding common units (or common units, representing approximately     % of our outstanding common units, if the underwriters exercise their option to purchase additional common units in full).

Distributions and Payments to CVR Energy and its Affiliates

The following table summarizes the distributions and payments made or to be made by us to CVR Energy and its affiliates and Coffeyville Acquisition III (an entity owned by funds associated with Goldman, Sachs & Co. (the “Goldman Sachs Funds”) and Kelso & Company, L.P. (the “Kelso Funds”), our former sponsors and members of CVR Energy’s senior management), which owned CVR GP, LLC, prior to the closing of our Initial Public Offering, in connection with the formation, ongoing operation and any liquidation of CVR Partners, LP. These distributions and payments were or will be determined by and among affiliated entities and, consequently, are not the result of arm’s-length negotiations.

Formation Stage

The consideration received by CVR Energy and its affiliates for the contribution of assets and liabilities to us in October 2007	• 30,333,333special units.
• Thegeneral partner interest and associated incentive distribution rights, or IDRs.

•   Ouragreement, contingent on our completing an initial public or private offering, to reimburse Coffeyville Resources for certain capital expenditures made with respect to the nitrogen fertilizer business.

Pre-IPO Operational Stage

Distributions of Operating Cash Flow	• In2008, we paid a distribution of $50.0 million to Coffeyville Resources.

Loans to Coffeyville Resources

•   In2009 and 2010, we maintained a lending relationship with Coffeyville Resources in order to supplement Coffeyville Resources’ working capital needs. We were paid interest on those borrowings, which we recorded as a due from affiliate balance, equal to the interest rate Coffeyville Resources paid on its revolving credit facility. The $160.0 million due from affiliate balance, which bore interest at a rate of 8.5% per annum for the year ended December 31, 2010, was distributed to Coffeyville Resources on December 31, 2010.

IPO Stage

Distributions to Coffeyville Resources	• Wedistributed approximately $54.0 million to Coffeyville Resources, which represented all cash on our balance sheet as of April 12, 2011.

•   Wedistributed approximately $18.4 million of the proceeds of the IPO to Coffeyville Resources in satisfaction of our obligation to reimburse it for certain capital expenditures made with respect to the nitrogen fertilizer business.

•   Wedistributed approximately $117.1 million of the proceeds of the IPO to make a special distribution to Coffeyville Resources in order to, among other things, fund the offer to purchase Coffeyville Resources’ senior secured notes required upon consummation of the IPO;

Purchase of CVR GP, LLC

•   Weused approximately $26.0 million of the proceeds of the IPO to purchase (and subsequently extinguish) the IDRs owned by our general partner. The proceeds of this sale were paid as a distribution to the owners of Coffeyville Acquisition III, which include the Goldman Sachs Funds, the Kelso Funds and members of our senior management.

Conversion of Special Units	• Inconnection with the IPO, all of the special units owned by CVR Energy and its affiliates were converted into 50,920,000 common units.

Post-IPO Operational Stage

Distributions to CVR Energy and its affiliates

•   Wegenerally make cash distributions to the unitholders pro rata, including to Coffeyville Resources, as the holder of common units. Following this offering, based on our anticipated ownership of our common units, CVR Energy will receive     % of the available cash that we distribute (    % if the underwriters exercise their option to purchase additional common units in full).

Payments to our general partner and its affiliates

•   Wewill reimburse our general partner and its affiliates for all expenses incurred on our behalf. In addition we will reimburse CVR Energy for certain operating expenses and for the provision of various general and administrative services for our benefit under the services agreement.

Liquidation Stage

Liquidation	• Uponour liquidation, our unitholders will be entitled to receive liquidating distributions according to their respective capital account balances.

Agreements with CVR Energy

In connection with our formation and the initial public offering of CVR Energy in October 2007, we entered into several agreements with CVR Energy and its affiliates that govern the business relations among us, CVR Energy and its affiliates, and our general partner. In connection with our Initial Public Offering in April 2011, we amended and restated certain of the intercompany agreements and entered into several new agreements with CVR Energy and its affiliates, including our partnership agreement, the terms of which are more fully described under “The Partnership Agreement” and elsewhere in this prospectus. These agreements were not the result of arm’s-length negotiations and the terms of these agreements are not necessarily at least as favorable to the parties to these agreements as terms which could have been obtained from unaffiliated third parties.

Pet Coke Supply Agreement

We are party to a pet coke supply agreement with CVR Energy pursuant to which CVR Energy supplies us with pet coke. This agreement provides that CVR Energy must deliver to us during each calendar year an annual required amount of pet coke equal to the lesser of (i) 100 percent of the pet coke produced at CVR Energy’s Coffeyville, Kansas petroleum refinery or (ii) 500,000 tons of pet coke. We are also obligated to purchase this annual required amount. If during a calendar month CVR Energy produces more than 41,667 tons of pet coke, then we will have the option to purchase the excess at the purchase price provided for in the agreement. If we decline to exercise this option, CVR Energy may sell the excess to a third party.

We obtain most (over 70% on average during the last five years) of the pet coke we need from CVR Energy’s adjacent crude oil refinery pursuant to the pet coke supply agreement, and procure the remainder on the open market. The price we pay pursuant to the pet coke supply agreement is based on the lesser of a pet coke price derived from the price received for UAN, or the UAN-based price, and a pet coke price index. The UAN-based price begins with a pet coke price of $25 per ton based on a price per ton for UAN (exclusive of transportation cost), or netback price, of $205 per ton, and adjusts up or down $0.50 per ton for every $1.00 change in the netback price. The UAN-based price has a ceiling of $40 per ton and a floor of $5 per ton.

We also pay any taxes associated with the sale, purchase, transportation, delivery, storage or consumption of the pet coke. We will be entitled to offset any amount payable for the pet coke against any amount due from CVR Energy under the feedstock and shared services agreement between the parties. If we fail to pay an invoice on time, we will pay interest on the outstanding amount payable at a rate of three percent above the prime rate.

In the event CVR Energy delivers pet coke to us on a short term basis and such pet coke is off-specification on more than 20 days in any calendar year, there will be a price adjustment to compensate us and/or capital contributions will be made to us to allow us to modify our equipment to process the pet coke received. If CVR Energy determines that there will be a change in pet coke quality on a long-term basis, then it will be required to notify us of such change with at least three years’ notice. We will then determine the appropriate changes necessary to our nitrogen fertilizer plant in order to process such off-specification pet coke. CVR Energy will compensate us for the cost of making such modifications and/or adjust the price of pet coke on a mutually agreeable commercially reasonable basis.

The terms of the pet coke supply agreement provide benefits both to us and CVR Energy’s petroleum business. The cost of the pet coke supplied by CVR Energy to us in most cases will be lower than the price which we otherwise would pay to third parties. The cost to us will be lower both because the actual price paid will be lower and because we will pay significantly reduced transportation costs (since the pet coke is supplied by an adjacent facility which will involve no freight or tariff costs). In addition, because the cost we pay will be formulaically related to the price received for UAN (subject to a UAN based price floor and ceiling), we will enjoy lower pet coke costs during periods of lower revenues regardless of the prevailing pet coke market.

In return for CVR Energy receiving a potentially lower price for pet coke in periods when the pet coke price is impacted by lower UAN prices, it enjoys the following benefits associated with the disposition of a low value by-product of the refining process: avoiding the capital cost and operating expenses associated with handling pet coke; enjoying flexibility in its crude slate and operations as a result of not being required to meet a specific pet coke quality; and avoiding the administration, credit risk and marketing fees associated with selling pet coke.

We may be obligated to provide security for our payment obligations under the agreement if in CVR Energy’s sole judgment there is a material adverse change in our financial condition or liquidity position or in our ability to make payments. This security shall not exceed an amount equal to 21 times the average daily dollar value of pet coke we purchase for the 90-day period preceding the date on which CVR Energy gives us notice that it has deemed that a material adverse change has occurred. Unless otherwise agreed by CVR Energy and us, we can provide such security by means of a standby or documentary letter of credit, prepayment, a surety instrument, or a combination of the foregoing. If we do not provide such security, CVR Energy may require us to pay for future deliveries of pet coke on a cash-on-delivery basis, failing which it may suspend delivery of pet coke until such security is provided and terminate the agreement upon 30 days’ prior written notice. Additionally, we may terminate the agreement within 60 days of providing security, so long as we provide five days’ prior written notice.

The agreement has an initial term of 20 years, which will be automatically extended for successive five year renewal periods. Either party may terminate the agreement by giving notice no later than three years prior to a renewal date. The agreement is also terminable by mutual consent of the parties or if a party breaches the agreement and does not cure within applicable cure periods. Additionally, the agreement may be terminated in some circumstances if substantially all of the operations at the nitrogen fertilizer plant or the Coffeyville, Kansas refinery are permanently terminated, or if either party is subject to a bankruptcy proceeding or otherwise becomes insolvent.

Either party may assign its rights and obligations under the agreement to an affiliate of the assigning party, to a party’s lenders for collateral security purposes, or to an entity that acquires all or substantially all of the equity or assets of the assigning party related to the refinery or fertilizer plant, as applicable, in each case subject to applicable consent requirements.

The agreement contains an obligation to indemnify the other party and its affiliates against liability arising from breach of the agreement, negligence, or willful misconduct by the indemnifying party or its affiliates. The indemnification obligation will be reduced, as applicable, by amounts actually recovered by the indemnified party from third parties or insurance coverage. The agreement also contains a provision that prohibits recovery of lost profits or revenue, or special, incidental, exemplary, punitive or consequential damages, from either party or certain affiliates.

Our pet coke cost per ton purchased from CVR Energy averaged $28, $11 and $22 for the years ended December 31, 2011, 2010 and 2009, respectively. Total purchases of pet coke from CVR Energy were approximately $10.7 million, $4.0 million and $7.9 million for the years ended December 31, 2011, 2010 and 2009, respectively. Third-party pet coke prices averaged $45, $40 and $37 for the years ended December 31, 2011, 2010 and 2009, respectively. Total purchases of pet coke from third parties were approximately $6.2 million, $3.4 million and $5.0 million for the years ended December 31, 2011, 2010 and 2009, respectively.

Feedstock and Shared Services Agreement

We are party to a feedstock and shared services agreement with CVR Energy under which we and CVR Energy provide feedstock and other services to one another. These feedstocks and services are utilized in the respective production processes of CVR Energy’s Coffeyville, Kansas refinery and our nitrogen fertilizer plant. Feedstocks provided under the agreement include, among others, hydrogen, high-pressure steam, nitrogen, instrument air, oxygen and natural gas.

Pursuant to the feedstock agreement, we and CVR Energy have the obligation to transfer excess hydrogen to one another. We are only obligated to provide hydrogen to CVR Energy upon demand if the hydrogen is not required for operation of our fertilizer plant, as determined in a commercially reasonable manner as based upon our current or anticipated operational needs. The feedstock agreement provides hydrogen supply and pricing terms for sales of hydrogen by both parties. Pricing for sales of hydrogen from us to CVR Energy is structured to make us whole as if we had used the hydrogen sold to CVR Energy to produce ammonia. After extended periods of time and in excess of certain quantity thresholds, pricing to CVR Energy reverts to a UAN pricing structure to make us whole, as if we had produced UAN for sale. Pricing for sales of hydrogen by CVR Energy to us is based on the price of natural gas. The hydrogen transfers that we and CVR Energy make to each other are netted on a monthly basis, and we or CVR Energy will be paid to the extent that either of us transfers more hydrogen than received in any given month. Net monthly transfers of hydrogen to CVR Energy have been reflected as net sales for CVR Partners. Net monthly receipts of hydrogen from CVR Energy have been reflected in cost of product sold (exclusive of depreciation and amortization) for us. For the years ended December 31, 2011, 2010 and 2009, the net sales generated from the sale of hydrogen to CVR Energy were approximately $14.2 million, $0.1 million and $0.8 million, respectively. For the years ended December 31, 2011, 2010 and 2009, we also recognized $1.0 million, $1.8 million and $1.6 million of cost of product sold (exclusive of depreciation and amortization) related to the transfer of excess hydrogen from the refinery. At December 31, 2011 and 2010, there was approximately $0.1 million and $0, respectively, of receivables included in prepaid expenses and other current assets on the Consolidated Balance Sheets associated with unpaid balances related to hydrogen sales.

The agreement provides that both parties must deliver high-pressure steam to one another under certain circumstances. Net direct operating expenses reimbursed to us or (paid by us) during the years ended

December 31, 2011, 2010 and 2009 were approximately $(0.3) million, $(0.1) million and $0.2 million, respectively, related to high-pressure steam. Reimbursements for each of the years on a gross basis were nominal.

We are also obligated to make available to CVR Energy any nitrogen produced by the Linde air separation plant that is not required for the operation of the nitrogen fertilizer plant, as determined by us in a commercially reasonable manner. The price for the nitrogen we provide to CVR Energy is determined based on a cost of $0.035 cents per kilowatt hour, as adjusted to reflect changes in our electric bill. Direct operating expense reimbursements received from CVR Energy associated with nitrogen for the years ended December 31, 2011, 2010 and 2009, were approximately $1.5 million, $0.8 million and $0.8 million, respectively. No amounts were paid by us to CVR Energy for any of the years.

The agreement also provides that both we and CVR Energy must deliver instrument air to one another in some circumstances. We must make instrument air available for purchase by CVR Energy at a minimum flow rate, to the extent produced by the Linde air separation plant and available to us. The price for such instrument air is $18,000 per month, prorated according to the number of days of use per month, subject to certain adjustments, including adjustments to reflect changes in our electric bill. To the extent that instrument air is not available from the Linde air separation plant and is available from CVR Energy, CVR Energy is required to make instrument air available to us for purchase at a price of $18,000 per month, prorated according to the number of days of use per month, subject to certain adjustments, including adjustments to reflect changes in CVR Energy’s electric bill. Direct operating expense reimbursements or paid amounts for the years ended December 31, 2011, 2010 and 2009 were zero.

The agreement provides a mechanism pursuant to which we may transfer a tail gas stream (which is otherwise flared) to CVR Energy, which, installed a pipe between the Coffeyville, Kansas refinery and the nitrogen fertilizer plant to transfer the tail gas. The pipeline began operating in May 2011. We agreed to reimburse CVR Energy for the $1.34 million cost of installing the pipe from May 2011 through May 2014, and to compensate CVR Energy for its cost of capital through a credit in the amount it pays us for tail gas from May 2014 through May 2015. At December 31, 2011, an asset of approximately $0.2 million was included in other current assets and approximately $1.5 million was included in other non-current assets with an offset liability of approximately $0.6 million in other current liabilities and approximately $0.9 million other non-current liabilities in our Consolidated Balance Sheet.

With respect to oxygen requirements, we are obligated to provide oxygen produced by the Linde air separation plant and made available to us to the extent that such oxygen is not required for operation of our nitrogen fertilizer plant. The oxygen is required to meet certain specifications and is to be sold at a fixed price.

The agreement also addresses the means by which we and CVR Energy obtain natural gas. Currently, natural gas is delivered to both our nitrogen fertilizer plant and the refinery pursuant to a contract between CVR Energy and Atmos Energy Corp., or Atmos. Under the feedstock and shared services agreement, we reimburse CVR Energy for natural gas transportation and natural gas supplies purchased on our behalf. At our request or at the request of CVR Energy, in order to supply us with natural gas directly, both parties will be required to use their commercially reasonable efforts to (i) add us as a party to the current contract with Atmos or reach some other mutually acceptable accommodation with Atmos whereby both we and CVR Energy would each be able to receive, on an individual basis, natural gas transportation service from Atmos on similar terms and conditions as set forth in the current contract, and (ii) purchase natural gas supplies on their own account.

The agreement also addresses the allocation of various other feedstocks, services and related costs between the parties. Sour water, water for use in fire emergencies, finished product tank capacity, costs associated with security services, and costs associated with the removal of excess sulfur are all allocated between the two parties by the terms of the agreement. The agreement also requires us to reimburse CVR Energy for utility costs related to a sulfur processing agreement between Tessenderlo Kerley, Inc. and CVR Energy. We have a similar agreement with Tessenderlo Kerley. Otherwise, costs relating to both our and CVR Energy’s existing agreements with Tessenderlo Kerley are allocated equally between the two parties except in certain circumstances.

The parties may temporarily suspend the provision of feedstocks or services pursuant to the terms of the agreement if repairs or maintenance are necessary on applicable facilities. Additionally, the agreement imposes minimum insurance requirements on the parties and their affiliates.

The agreement has an initial term of 20 years, and will be automatically extended for successive five-year renewal periods. Either party may terminate the agreement, effective upon the last day of a term, by giving notice no later than three years prior to a renewal date. The agreement will also be terminable by mutual consent of the parties or if one party breaches the agreement and does not cure within applicable cure periods and the breach materially and adversely affects the ability of the terminating party to operate its facility. Additionally, the agreement may be terminated in some circumstances if substantially all of the operations at the nitrogen fertilizer plant or the Coffeyville, Kansas refinery are permanently terminated, or if either party is subject to a bankruptcy proceeding or otherwise becomes insolvent. Either party is entitled to assign its rights and obligations under the agreement to an affiliate of the assigning party, to a party’s lenders for collateral security purposes, or to an entity that acquires all or substantially all of the equity or assets of the assigning party related to the refinery or fertilizer plant, as applicable, in each case subject to applicable consent requirements. The agreement contains an obligation to indemnify the other party and its affiliates against liability arising from breach of the agreement, negligence, or willful misconduct by the indemnifying party or its affiliates. The indemnification obligation will be reduced, as applicable, by amounts actually recovered by the indemnified party from third parties or insurance coverage. The agreement also contains a provision that prohibits recovery of lost profits or revenue, or special, incidental, exemplary, punitive or consequential damages, from either party or certain affiliates.

Raw Water and Facilities Sharing Agreement

We are party to a raw water and facilities sharing agreement with CVR Energy which (i) provides for the allocation of raw water resources between the refinery and our nitrogen fertilizer plant and (ii) provides for the management of the water intake system (consisting primarily of a water intake structure, water pumps, meters, and a short run of piping between the intake structure and the origin of the separate pipes that transport the water to each facility) which draws raw water from the Verdigris River for both our facility and CVR Energy’s refinery. This agreement provides that a water management team consisting of one representative from each party to the agreement will manage the Verdigris River water intake system. The water intake system is owned and operated by CVR Energy. The agreement provides that both companies have an undivided one-half interest in the water rights that allow the water to be removed from the Verdigris River for use at our nitrogen fertilizer plant and CVR Energy’s refinery.

The agreement provides that both our nitrogen fertilizer plant and the refinery are entitled to receive sufficient amounts of water from the Verdigris River each day to enable them to conduct their businesses at their appropriate operational levels. However, if the amount of water available from the Verdigris River is insufficient to satisfy the operational requirements of both facilities, then such water shall be allocated between the two facilities on a prorated basis. This prorated basis will be determined by calculating the percentage of water used by each facility over the two calendar years prior to the shortage, making appropriate adjustments for any operational outages involving either of the two facilities.

Costs associated with operation of the water intake system and administration of water rights are also allocated on a prorated basis, calculated by CVR Energy based on the percentage of water used by each facility during the calendar year in which such costs are incurred. However, in certain circumstances, such as where one party bears direct responsibility for the modification or repair of the water pumps, one party will bear all costs associated with such activity. Additionally, we must reimburse CVR Energy for electricity required to operate the water pumps on a prorated basis that is calculated monthly.

Either we or CVR Energy are entitled to terminate the agreement by giving at least three years’ prior written notice. Between the time that notice is given and the termination date, CVR Energy must cooperate with us to allow us to build our own water intake system on the Verdigris River to be used for supplying water to our nitrogen fertilizer plant. CVR Energy is required to grant easements and access over its property so that we can construct and utilize such new water intake system, provided that no such easements or access over CVR Energy’s property shall have a material adverse affect on its business or operations at the refinery. We will bear all costs and expenses for such construction if we are the party that terminated the original water sharing agreement. If CVR Energy terminates the original water sharing agreement, we may either install a new water intake system at our own expense, or require CVR Energy to sell the existing water intake system to us for a price equal to the depreciated book value of the water intake system as of the date of transfer.

Either party may assign its rights and obligations under the agreement to an affiliate of the assigning party, to a party’s lenders for collateral security purposes, or to an entity that acquires all or substantially all of the equity or assets of the assigning party related to the refinery or fertilizer plant, as applicable, in each case subject to applicable consent requirements. The parties may obtain injunctive relief to enforce their rights under the agreement. The agreement contains an obligation to indemnify the other party and its affiliates against liability arising from breach of the agreement, negligence, or willful misconduct by the indemnifying party or its affiliates. The indemnification obligation will be reduced, as applicable, by amounts actually recovered by the indemnified party from third parties or insurance coverage. The agreement also contains a provision that prohibits recovery of lost profits or revenue, or special, incidental, exemplary, punitive or consequential damages from either party or certain affiliates.

The term of the agreement is perpetual unless (1) the agreement is terminated by either party upon three years’ prior written notice in the manner described above or (2) the agreement is otherwise terminated by the mutual written consent of the parties.

Real Estate Transactions

Land Transfer.    In January 2008, CVR Energy transferred five parcels of land consisting of approximately 30 acres located on the Coffeyville, Kansas site to us. No consideration was exchanged. The land was transferred for purposes of (i) creating clean distinctions between the refinery and the fertilizer plant property, (ii) providing us with additional space for completing our UAN expansion and (iii) providing us with additional storage area for pet coke.

Cross-Easement Agreement.    We are party to a cross-easement agreement with CVR Energy so that both we and CVR Energy can access and utilize each other’s land in certain circumstances in order to operate our respective businesses. The agreement grants easements for the benefit of both parties and establishes easements for operational facilities, pipelines, equipment, access, and water rights, among other easements. The intent of the agreement is to structure easements that provide flexibility for both parties to develop their respective properties, without depriving either party of the benefits associated with the continuous reasonable use of the other party’s property.

The agreement provides that facilities located on each party’s property will generally be owned and maintained by the property-owning party; provided, however, that in certain specified cases where a facility that benefits one party is located on the other party’s property, the benefited party will have the right to use, and will be responsible for operating and maintaining, the overlapping facility.

The easements granted under the agreement are non-exclusive to the extent that future grants of easements do not interfere with easements granted under the agreement. The duration of the easements granted under the agreement will vary, and some will be perpetual. Easements pertaining to certain facilities that are required to carry out the terms of our other agreements with CVR Energy will terminate upon the termination of such related agreements. We have obtained a water rights easement from CVR Energy that is perpetual in duration. See “— Raw Water and Facilities Sharing Agreement.”

The agreement contains an obligation to indemnify, defend and hold harmless the other party against liability arising from negligence or willful misconduct by the indemnifying party. The agreement also requires the parties to carry minimum amounts of employer’s liability insurance, commercial general liability insurance, and other types of insurance. If either party transfers its fee simple ownership interest in the real property governed by the agreement, the new owner of the real property will be deemed to have assumed all of the obligations of the transferring party under the agreement, except that the transferring party will retain liability for all obligations under the agreement which arose prior to the date of transfer.

Lease Agreement.    We are party to a lease agreement with CVR Energy under which we lease certain office and laboratory space. The initial term of the lease will expire in October 2017, provided, however, that we may terminate the lease at any time during the initial term by providing 180 days prior written notice. In addition, we have the option to renew the lease agreement for up to five additional one-year periods by providing CVR Energy with notice of renewal at least 60 days prior to the expiration of the then existing term. There were no unpaid amounts outstanding with respect to the lease agreement as of December 31, 2011 and 2010, respectively.

Environmental Agreement

We are party to an environmental agreement with CVR Energy which provides for certain indemnification and access rights in connection with environmental matters affecting the Coffeyville, Kansas refinery and the nitrogen fertilizer plant.

To the extent that one party’s property experiences environmental contamination due to the activities of the other party and the contamination is known at the time the agreement was entered into, the contaminating party is required to implement all government-mandated environmental activities relating to the contamination, or else indemnify the property-owning party for expenses incurred in connection with implementing such measures.

To the extent that liability arises from environmental contamination that is caused by CVR Energy but is also commingled with environmental contamination caused by us, CVR Energy may elect in its sole discretion and at its own cost and expense to perform government mandated environmental activities relating to such liability, subject to certain conditions and provided that CVR Energy will not waive any rights to indemnification or compensation otherwise provided for in the agreement.

The agreement also addresses situations in which a party’s responsibility to implement such government-mandated environmental activities as described above may be hindered by the property-owning party’s creation of capital improvements on the property. If a contaminating party bears such responsibility but the property-owning party desires to implement a planned and approved capital improvement project on its property, the parties must meet and attempt to develop a soil management plan together. If the parties are unable to agree on a soil management plan 30 days after receiving notice, the property-owning party may proceed with its own commercially reasonable soil management plan. The contaminating party is responsible for the costs of disposing of hazardous materials pursuant to such plan.

If the property-owning party needs to do work that is not a planned and approved capital improvement project but is necessary to protect the environment, health, or the integrity of the property, other procedures will be implemented. If the contaminating party still bears responsibility to implement government-mandated environmental activities relating to the property and the property-owning party discovers contamination caused by the other party during work on the capital improvement project, the property-owning party will give the contaminating party prompt notice after discovery of the contamination, and will allow the contaminating party to inspect the property. If the contaminating party accepts responsibility for the contamination, it may proceed with government-mandated environmental activities relating to the contamination, and it will be responsible for the costs of disposing of hazardous materials relating to the contamination. If the contaminating party does not accept responsibility for such contamination or fails to diligently proceed with government-mandated environmental activities related to the contamination, then the contaminating party must indemnify and reimburse the property-owning party upon the property-owning party’s demand for costs and expenses incurred by the property-owning party in proceeding with such government-mandated environmental activities.

Either party is entitled to assign its rights and obligations under the agreement to an affiliate of the assigning party, to a party’s lenders for collateral security purposes, or to an entity that acquires all or substantially all of the equity or assets of the assigning party related to the refinery or fertilizer plant, as applicable, in each case subject to applicable consent requirements. The agreement has a term of at least 20 years or for so long as the feedstock and shared services agreement is in force, whichever is longer. The agreement also contains a provision that prohibits recovery of lost profits or revenue, or special, incidental, exemplary, punitive or consequential damages, from either party or certain of its affiliates.

The agreement also provides for indemnification in the case of contamination or releases of hazardous materials that are present but unknown at the time the agreement is entered into to the extent such contamination or releases are identified in reasonable detail through October 2012. The agreement further provides for indemnification in the case of contamination or releases that occur subsequent to the execution of the agreement. If one party causes such contamination or release on the other party’s property, the latter party must notify the contaminating party, and the contaminating party must take steps to implement all government-mandated environmental activities relating to the contamination, or else indemnify the property-owning party for the costs associated with doing such work.

The agreement also grants each party reasonable access to the other party’s property for the purpose of carrying out obligations under the agreement. However, both parties must keep certain information relating to the environmental conditions on the properties confidential. Furthermore, both parties are prohibited from investigating soil or groundwater conditions except as required for government-mandated environmental activities, in responding to an accidental or sudden contamination of certain hazardous materials, or in connection with implementation of our comprehensive pet coke management plan.

The agreement provided for the development of a comprehensive pet coke management plan that established procedures for the management of pet coke and the identification of significant pet coke-related contamination. Also, the parties agreed to indemnify and defend one another and each other’s affiliates against liabilities arising under the pet coke management plan or relating to a failure to comply with or implement the pet coke management plan.

Omnibus Agreement

We are party to an omnibus agreement with CVR Energy and our general partner, pursuant to which we have agreed not to, and will cause our controlled affiliates not to, engage in, whether by acquisition or otherwise, (i) the ownership or operation within the United States of any refinery with processing capacity greater than 20,000 bpd whose primary business is producing transportation fuels or (ii) the ownership or operation outside the United States of any refinery, regardless of its processing capacity or primary business, or a refinery restricted business, in either case, for so long as CVR Energy and certain of its affiliates continue to own at least 50% of our outstanding units. The restrictions will not apply to:

•

any refinery restricted business acquired as part of a business or package of assets if a majority of the value of the total assets or business acquired is not attributable to a refinery restricted business, as determined in good faith by our general partner’s board of directors; provided, however, if at any time we complete such an acquisition, we must, within 365 days of the closing of the transaction, offer to sell the refinery-related assets to CVR Energy for their fair market value plus any additional tax or other similar costs that would be required to transfer the refinery-related assets to CVR Energy separately from the acquired business or package of assets;

•

engaging in any refinery restricted business subject to the offer to CVR Energy described in the immediately preceding bullet point pending CVR Energy’s determination whether to accept such offer and pending the closing of any offers CVR Energy accepts;

•	engaging in any refinery restricted business if CVR Energy has previously advised us that it has elected not to cause it to acquire or seek to acquire such business; or

•	acquiring up to 9.9% of any class of securities of any publicly traded company that engages in any refinery restricted business.

Under the omnibus agreement, CVR Energy has agreed not to, and will cause its controlled affiliates other than us not to, engage in, whether by acquisition or otherwise, the production, transportation or distribution, on a wholesale basis, of fertilizer in the contiguous United States, or a fertilizer restricted business, for so long as CVR Energy and certain of its affiliates continue to own at least 50% of our outstanding units. The restrictions do not apply to:

•

any fertilizer restricted business acquired as part of a business or package of assets if a majority of the value of the total assets or business acquired is not attributable to a fertilizer restricted business, as determined in good faith by CVR Energy’s board of directors, as applicable ;provided, however, if at any time CVR Energy completes such an acquisition, it must, within 365 days of the closing of the transaction, offer to sell the fertilizer-related assets to us for their fair market value plus any additional tax or other similar costs that would be required to transfer the fertilizer-related assets to us separately from the acquired business or package of assets;

•

engaging in any fertilizer restricted business subject to the offer to us described in the immediately preceding bullet point pending our determination whether to accept such offer and pending the closing of any offers the we accept;

•	engaging in any fertilizer restricted business if we have previously advised CVR Energy that we have elected not to acquire such business; or

•	acquiring up to 9.9% of any class of securities of any publicly traded company that engages in any fertilizer restricted business.

Under the omnibus agreement, we have also agreed that CVR Energy will have a preferential right to acquire any assets or group of assets that do not constitute assets used in a fertilizer restricted business. In determining whether to exercise any preferential right under the omnibus agreement, CVR Energy will be permitted to act in its sole discretion, without any fiduciary obligation to us or the unitholders whatsoever. These obligations will continue so long as CVR Energy owns our general partner directly or indirectly.

Services Agreement

We obtain certain management and other services from CVR Energy pursuant to a services agreement between us, CVR GP, LLC and CVR Energy. Under this agreement, our general partner has engaged CVR Energy to conduct our day-to-day business operations. CVR Energy provides us with the following services under the agreement, among others:

•

services from CVR Energy’s employees in capacities equivalent to the capacities of corporate executive officers, except that those who serve in such capacities under the agreement shall serve us on a shared, part-time basis only, unless we and CVR Energy agree otherwise;

•	administrative and professional services, including legal, accounting, human resources, insurance, tax, credit, finance, government affairs and regulatory affairs;

•	management of our property and the property of our operating subsidiary in the ordinary course of business;

•

recommendations on capital raising activities to the board of directors of our general partner, including the issuance of debt or equity interests, the entry into credit facilities and other capital market transactions;

•	managing or overseeing litigation and administrative or regulatory proceedings, and establishing appropriate insurance policies for us, and providing safety and environmental advice;

•	recommending the payment of distributions; and

•	managing or providing advice for other projects, including acquisitions, as may be agreed by CVR Energy and our general partner from time to time.

As payment for services provided under the agreement, we, our general partner or CRNF must pay CVR Energy (i) all costs incurred by CVR Energy or its affiliates in connection with the employment of its employees, other than administrative personnel, who provide us services under the agreement on a full-time basis, but excluding share-based compensation; (ii) a prorated share of costs incurred by CVR Energy or its affiliates in connection with the employment of its employees, including administrative personnel, who provide us services under the agreement on a part-time basis, but excluding share-based compensation, and such prorated share shall be determined by CVR Energy on a commercially reasonable basis, based on the percentage of total working time that such shared personnel are engaged in performing services for the Partnership; (iii) a prorated share of certain administrative costs, including office costs, services by outside vendors, other sales, general and administrative costs and depreciation and amortization; and (iv) various other administrative costs in accordance with the terms of the agreement, including travel, insurance, legal and audit services, government and public relations and bank charges. We must pay CVR Energy within 15 days for invoices it submits under the agreement.

We and our general partner are not required to pay any compensation, salaries, bonuses or benefits to any of CVR Energy’s employees who provide services to us or our general partner on a full-time or part-time basis; CVR Energy will continue to pay their compensation. However, personnel performing the actual day-to-day business and operations at the nitrogen fertilizer plant level will be employed directly by us and our subsidiaries, and we will bear all personnel costs for these employees.

Either CVR Energy or our general partner may temporarily or permanently exclude any particular service from the scope of the agreement upon 180 days’ notice. CVR Energy also has the right to delegate the performance of some or all of the services to be provided pursuant to the agreement to one of its affiliates or any other person or entity, though such delegation does not relieve CVR Energy from its obligations under the agreement. Beginning on April 13, 2012, either CVR Energy or our general partner may terminate the agreement upon at least 180 days’ notice, but not more than one year’s notice. Furthermore, our general partner may terminate the agreement immediately if CVR Energy becomes bankrupt, or dissolves and commences liquidation or winding-up.

In order to facilitate the carrying out of services under the agreement, we, on the one hand, and CVR Energy and its affiliates, on the other, have granted one another certain royalty-free, non-exclusive and non-transferable rights to use one another’s intellectual property under certain circumstances.

The agreement also contains an indemnity provision whereby we, our general partner, and CRNF, as indemnifying parties, agree to indemnify CVR Energy and its affiliates (other than the indemnifying parties themselves) against losses and liabilities incurred in connection with the performance of services under the agreement or any breach of the agreement, unless such losses or liabilities arise from a breach of the agreement by CVR Energy or other misconduct on its part, as provided in the agreement. The agreement also contains a provision stating that CVR Energy is an independent contractor under the agreement and nothing in the agreement may be construed to impose an implied or express fiduciary duty owed by CVR Energy, on the one hand, to the recipients of services under the agreement, on the other hand. The agreement prohibits recovery of lost profits or revenue, or special, incidental, exemplary, punitive or consequential damages from CVR Energy or certain affiliates, except in cases of gross negligence, willful misconduct, bad faith, reckless disregard in performance of services under the agreement, or fraudulent or dishonest acts on our part.

Net amounts incurred under the services agreement for the years ended December 31, 2011, 2010 and 2009, were approximately $10.2 million, $10.6 million and $12.1 million, respectively.

GP Services Agreement

We are party to a GP Services Agreement dated November 29, 2011 between us, CVR GP, LLC and CVR Energy. This agreement allows CVR Energy to engage CVR GP, LLC, in its capacity as our general partner, to provide CVR Energy with (i) business development and related services and (ii) advice or recommendations for such other projects as may be agreed between our general partner and CVR Energy from time to time. As payment for services provided under the agreement, CVR Energy must pay a prorated share of costs incurred by us or our general partner in connection with the employment of our employees who provide CVR Energy services on a part-time basis, as determined by our general partner on a commercially reasonable basis based on the percentage of total working time that such shared personnel are engaged in performing services for CVR Energy. Pursuant to this GP Services Agreement, one of our executive officers has performed business development services for CVR Energy from time to time.

CVR Energy is not required to pay any compensation, salaries, bonuses or benefits to any of our general partner’s employees who provide services to CVR Energy on a full-time or part-time basis; we will continue to pay their compensation.

Either CVR Energy or our general partner may temporarily or permanently exclude any particular service from the scope of the agreement upon 180 days’ notice. Our general partner also has the right to delegate the performance of some or all of the services to be provided pursuant to the agreement to one of its affiliates or any other person or entity, though such delegation does not relieve our general partner from its obligations under the agreement. Either CVR Energy or our general partner may terminate the agreement upon at least 180 days’ notice, but not more than one year’s notice. Furthermore, CVR Energy may terminate the agreement immediately if we or our general partner become bankrupt, or dissolve and commence liquidation or winding-up.

Trademark License Agreement

We are party to a Trademark License Agreement with CVR Energy pursuant to which CVR Energy has granted us a non-exclusive, non-transferrable license to use the CVR Partners and Coffeyville Resources logos in connection with our business. We agreed to use the marks only in the form and manner and with appropriate legends as prescribed from time to time by CVR Energy, and CVR Energy agreed that the nature and quality of the business that uses the marks will conform to standards currently applied by CVR Partners. Either party can terminate the license with 60 days’ prior notice.

Registration Rights Agreement

In connection with our Initial Public Offering, we entered into an amended and restated registration rights agreement with Coffeyville Resources in April 2011, pursuant to which we may be required to register the sale of the common units Coffeyville Resources holds. Under the amended and restated registration rights agreement, Coffeyville Resources has the right to request that we register the sale of common units held by it on its behalf on six occasions, including requiring us to make available shelf registration statements permitting sales of common units into the market from time to time over an extended period. In addition, Coffeyville Resources and its permitted transferees have the ability to exercise certain piggyback registration rights with respect to their securities if we elect to register any of our equity interests. The registration rights agreement also includes provisions dealing with holdback agreements, indemnification and contribution, and allocation of expenses. All of our common units held by Coffeyville Resources and any permitted transferee will be entitled to these registration rights, except that the demand registration rights may only be transferred in whole and not in part. Coffeyville Resources has exercised its registration rights under this amended and restated registration rights agreement in connection with this offering.

Contribution Agreement

We entered into an amended and restated contribution, conveyance and assumption agreement with various affiliates of CVR Energy in April 2011 in order to facilitate the consummation of our Initial Public Offering and related transactions. Pursuant to this agreement, (1) we distributed all of our cash on hand, other than cash in respect of prepaid sales, to Coffeyville Resources, (2) CVR Special GP exchanged its 33,303,000 special GP units for a specified amount of our common units, (3) Coffeyville Resources exchanged its 30,333 special LP units for a specified amount of our common units, (4) CVR Special GP merged with and into Coffeyville Resources, (5) we used the net proceeds of our Initial Public Offering to repay Coffeyville Resources for capital expenditures incurred previously, to make a distribution to Coffeyville Resources, and to redeem the IDRs from CVR GP, with the remainder used for general corporate purposes, (6) Coffeyville Resources and CVR GP executed an amended and restated partnership agreement, (7) CVR GP distributed the proceeds it received from the redemption of the IDRs to Coffeyville Acquisition III, and (8) Coffeyville Acquisition III sold its interest in CVR GP to Coffeyville Resources.

Distributions of the Proceeds of the Sale of the General Partner and Incentive Distribution Rights by Coffeyville Acquisition III

Coffeyville Acquisition III, the owner of our general partner (and the associated IDRs) immediately prior to our Initial Public Offering, is owned by the Goldman Sachs Funds, the Kelso Funds, a former board member, our managing general partner’s executive officers, and other members of CVR Energy’s management. Coffeyville Acquisition III distributed the proceeds of its sale of our general partner and the IDRs to its members pursuant to its limited liability company agreement. Each of the entities and individuals named below received the following approximate amounts in respect of their common units and override units in Coffeyville Acquisition III:

Entity/Individual	Amount Distributed by Coffeyville Acquisition III
(in millions)
The Goldman Sachs Funds	$11.7
The Kelso Funds	$11.5
John J. Lipinski	$1.1
Stanley A. Riemann	$0.4
Kevan A. Vick	$0.2
All management members, as a group	$2.4
Total distributions	$26.0

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates (including Coffeyville Resources and CVR Energy), on the one hand, and us and our public unitholders, on the other hand. Conflicts may arise as a result of (1) the overlap of directors and officers between our general partner and CVR Energy, which may result in conflicting obligations by these officers and directors, and (2) duties of our general partner to act for the benefit of CVR Energy and its stockholders, which may conflict with our interests and the interests of our public unitholders. The directors and officers of our general partner have fiduciary duties to manage our general partner in a manner beneficial to Coffeyville Resources, its owner, and the stockholders of CVR Energy, its indirect parent. At the same time, our general partner has a contractual duty under our partnership agreement to manage us in a manner that is in our best interests.

Whenever a conflict arises between our general partner, on the one hand, and us or any other public unitholder, on the other, our general partner will resolve that conflict. Our partnership agreement contains provisions that replace default fiduciary duties with contractual corporate governance standards as set forth therein. Our partnership agreement also restricts the remedies available to unitholders for actions taken that, without such replacement, might constitute breaches of fiduciary duty.

Our general partner will not be in breach of its obligations under our partnership agreement or its duties to us or our unitholders if the resolution of a conflict is:

•	approved by the conflicts committee of the board of directors of our general partner, although our general partner is not obligated to seek such approval;

•

approved by the vote of a majority of the outstanding common units, excluding any units owned by the general partner or any of its affiliates, although our general partner is not obligated to seek such approval;

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	fair and reasonable to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

Our general partner may, but is not required to, seek the approval of such resolution from the conflicts committee of its board of directors or from the common unitholders. If our general partner does not seek approval from the conflicts committee and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, our general partner or the conflicts committee may consider any factors it determines in good faith to consider when resolving a conflict. When our partnership agreement requires someone to act in good faith, it requires that person to reasonably believe that he is acting in the best interests of the partnership, unless the context otherwise requires.

Conflicts of interest could arise in the situations described below, among others.

We rely primarily on the executive officers of our general partner, many of which also serve as the senior management team of CVR Energy and its affiliates, to manage many aspects of our business and affairs.

Although we have entered into a services agreement with CVR Energy under which we compensate CVR Energy for the services of its management, CVR Energy’s management is not required to devote any specific amount of time to our business and may devote a substantial majority of their time to the business of CVR Energy rather than to our business. Moreover, after April 13, 2012, either CVR Energy or our general partner can terminate the services agreement at any time, subject to a 180-day notice period. In addition, the executive offi-

cers of CVR Energy, including its chief operating officer, chief financial officer, general counsel and vice president for environmental, health and safety, will face conflicts of interest if decisions arise in which we and CVR Energy have conflicting points of view or interests.

Our general partner’s affiliates may compete with us.

Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner, guaranteeing debt of its affiliates and those activities incidental to its ownership of interests in us. However, except as provided in our partnership agreement and the omnibus agreement, affiliates of our general partner (which includes CVR Energy) are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us. See “Certain Relationship and Related Party Transactions — Agreements with CVR Energy — Omnibus Agreement.”

The owners of our general partner are not required to share business opportunities with us.

Our partnership agreement provides that the owners of our general partner are permitted to engage in separate businesses which directly compete with us and are not required to share or communicate or offer any potential business opportunities to us even if the opportunity is one that we might reasonably have pursued. The partnership agreement provides that the owners of our general partner will not be liable to us or any unitholder for breach of any duty or obligation by reason of the fact that such person pursued or acquired for itself any business opportunity.

Neither our partnership agreement nor any other agreement requires CVR Energy or its affiliates to pursue a business strategy that favors us or utilizes our assets or dictates what markets to pursue or grow. CVR Energy’s directors and officers have a fiduciary duty to make these decisions in the best interests of the stockholders of CVR Energy, which may be contrary to our interests.

The officers and certain directors of our general partner who are also officers or directors of CVR Energy have fiduciary duties to CVR Energy that may cause them to pursue business strategies that disproportionately benefit CVR Energy or which otherwise are not in our best interests.

Our general partner is allowed to take into account the interests of parties other than us (such as CVR Energy) in exercising certain rights under our partnership agreement.

Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its call right, its voting rights with respect to the units it owns, its registration rights and the determination of whether to consent to any merger or consolidation of the partnership or amendment of the partnership agreement.

Our general partner has limited its liability in the partnership agreement and replaced default fiduciary duties with contractual corporate governance standards set forth therein, thereby restricting the remedies available to our unitholders for actions that, without such replacement, might constitute breaches of fiduciary duty.

In addition to the provisions described above, our partnership agreement contains provisions that restrict the remedies available to our unitholders for actions that might otherwise constitute breaches of fiduciary duty. For example, our partnership agreement:

•

permits our general partner to make a number of decisions in its individual capacity, as opposed to its capacity as general partner, thereby entitling our general partner to consider only the interests and factors that it desires, and imposes no duty or obligation on our general partner to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner;

•

provides that our general partner shall not have any liability to us or our unitholders for decisions made in its capacity as general partner so long as it acted in good faith, meaning it believed that the decision was in the best interests of our partnership;

•

generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us, as determined by our general partner in good faith, and that, in determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us;

•

provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that the general partner or its officers or directors acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal; and

•

provides that in resolving conflicts of interest, it will be presumed that in making its decision, the general partner or its conflicts committee acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.

By purchasing a common unit, a common unitholder will agree to become bound by the provisions in our partnership agreement, including the provisions discussed above. See “— Fiduciary Duties.”

Actions taken by our general partner may affect the amount of cash distributions to unitholders.

The amount of cash that is available for distribution to unitholders is affected by decisions of the board of directors of our general partner regarding such matters as:

•	the expenses associated with being a public company and other general and administrative expenses;

•	interest expense and other financing costs related to current and future indebtedness;

•	amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings; and

•	issuance of additional units.

Our partnership agreement permits us to borrow funds to make a distribution on all outstanding units, and further provides that we and our subsidiaries may borrow funds from our general partner and its affiliates.

Our general partner and its affiliates are not required to own any of our common units. If our general partner’s affiliates were to sell all or substantially all of their common units, this would heighten the risk that our general partner would act in ways that are more beneficial to itself than our common unitholders.

Following this offering, affiliates of our general partner will continue to own the majority of our outstanding units, but there is no requirement that they continue to do so. The general partner and its affiliates are permitted to sell all of their common units, subject to certain limitations contained in our partnership agreement. In addition, the current owners of our general partner may sell the general partner interest to an unrelated third party. If neither the general partner nor its affiliates owned any of our common units, this would heighten the risk that our general partner would act in ways that are more beneficial to itself than our common unitholders.

We will reimburse our general partner and its affiliates, including CVR Energy, for expenses.

We will reimburse our general partner and its affiliates, including CVR Energy, for costs incurred in managing and operating us, including overhead costs incurred by CVR Energy in rendering corporate staff and support services to us. Our partnership agreement provides that the board of directors of our general partner will determine in good faith the expenses that are allocable to us and that reimbursement of overhead to CVR Energy as described above is fair and reasonable to us. The services agreement does not contain any cap on the amount we may be required to pay pursuant to this agreement. See “Certain Relationships and Related Party Transactions — Agreements with CVR Energy — Services Agreement.”

Common units are subject to our general partner’s call right.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by public unitholders at a price not less than their then-current market price, as calculated pursuant to the terms of our partnership agreement. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your common units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the call right. There is no restriction in our partnership agreement that prevents our manager from issuing additional common units and exercising its call right. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. See “The Partnership Agreement — Call Right.”

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, will not be the result of arm’s-length negotiations.

Our partnership agreement allows our general partner to determine, in good faith, any amounts to pay itself or its affiliates for any services rendered to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us and our general partner and its affiliates is or will be the result of arm’s-length negotiations.

Our partnership agreement generally provides that if any affiliated transaction, such as an agreement, contract or arrangement between us and our general partner and its affiliates, is:

•	approved by a majority of the members of our conflicts committee;

•	approved by a majority of outstanding common units (excluding those owned by our general partner and its affiliates);

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us)

it will be deemed approved by all of our partners, and deemed to not constitute a breach of our partnership agreement or any duty thereunder or existing at law.

The prosecution of any disputes or disagreements that could arise in the future under a contract or other agreement between us and our general partner would give rise to an automatic conflict of interest, as a common group of executive officers is likely to be on both sides of the transaction.

Our general partner and its affiliates will have no obligation to permit us to use any of its facilities or assets, except as may be provided in contracts entered into specifically dealing with that use. There is no obligation of our general partner and its affiliates to enter into any contracts of this kind.

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under future contractual arrangements (and has done so under our credit facility) so that the other party has recourse only to our assets and not against our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its liability or our liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained terms that are more favorable without the limitation on liability.

Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

We may choose not to retain separate counsel for ourselves or for the holders of common units.

The attorneys, independent accountants and others who perform services for us in this offering have been retained by our general partner or its affiliates. Attorneys, independent accountants and others who perform services for us in the future will be selected by our general partner and may perform services for our general partner and its affiliates. Although the Selling Unitholder is being represented in this offering by separate counsel, the Partnership’s counsel in this offering also represented CVR Energy in its initial public offering and continues to represent CVR Energy and the Selling Unitholder from time to time. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Except in limited circumstances, our general partner has the power and authority to conduct our business without limited partner approval.

Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval or on such terms as it determines to be necessary or appropriate to conduct our business including, but not limited to, the following:

•

the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into securities of the partnership, and the incurring of any other obligations;

•	the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over our business or assets;

•	the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of our assets or the merger or other combination of us with or into another person;

•	the negotiation, execution and performance of any contracts, conveyances or other instruments;

•	the distribution of partnership cash;

•	the selection and dismissal of employees and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

•	the maintenance of insurance for our benefit and the benefit of our partners;

•

the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other entities;

•

the control of any matters affecting our rights and obligations, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation, arbitration or mediation and the incurring of legal expense and the settlement of claims and litigation;

•	the indemnification of any person against liabilities and contingencies to the extent permitted by law;

•	the purchase, sale or other acquisition or disposition of our securities, or the issuance of additional options, rights, warrants and appreciation rights relating to our securities; and

•	the entering into of agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

See “The Partnership Agreement” for information regarding the voting rights of common unitholders.

Fiduciary Duties

The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, restrict, expand or eliminate the fiduciary duties owed by general partners to other partners and the partnership. Our partnership agreement has eliminated these default fiduciary standards; instead, our general partner is accountable to us and our unitholders pursuant to the detailed contractual standards set forth in our partnership agreement. The duties owed to unitholders by our general partner are thus prescribed by our partnership agreement and not by default fiduciary duties.

We have adopted these standards to allow our general partner or its affiliates to engage in transactions with us that would otherwise be prohibited by state law fiduciary standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. Without such deviation from the default standards, such transactions could result in violations of our general partner’s state law fiduciary duties. We believe this is appropriate and necessary because the board of directors of our general partner has duties to manage our general partner in a manner beneficial to Coffeyville Resources, its owner, and the stockholders of CVR Energy, its indirect parent, and duties to manage us in a manner that is in our best interests. Without these modifications, our general partner’s ability to make decisions involving conflicts of interest would be restricted. These modifications also enable our general partner to take into consideration all parties involved in the proposed action, so long as the resolution is in our best interests. Further, these modifications enable our general partner to attract and retain experienced and capable directors. However, these modifications disadvantage the common unitholders because they restrict the rights and remedies that would otherwise be available to unitholders for actions that, without such modifications, might constitute breaches of fiduciary duty, as described below, and permit our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interest. The following is a summary of:

•	the default fiduciary duties under by the Delaware Act;

•	the standards contained in our partnership agreement that replace the default fiduciary duties; and

•	certain rights and remedies of limited partners contained in the Delaware Act.

State law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally require that any action taken or transaction engaged in be entirely fair to the Partnership.
Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under applicable law. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These contractual standards reduce the obligations to which our general partner would otherwise be held.

Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of unitholders and that are not approved by the conflicts committee of the board of directors of our general partner must be:

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

All conflicts of interest disclosed in this prospectus (including our agreements and other arrangements with CVR Energy) have been approved by all of our partners under the terms of our partnership agreement.

If our general partner does not seek approval from the conflicts committee of its board of directors or the common unitholders, and its board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, the board of directors, which may include board members affected by the conflict of interest, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our general partner would otherwise be held.

Rights and remedies of limited partners	The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its fiduciary duties or of our partnership agreement. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of it and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

Partnership agreement modified

standards	In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that the general partner or its officers and directors acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that such person’s conduct was criminal.

In order to become one of our limited partners, a common unitholder is required to agree to be bound by the provisions in our partnership agreement, including the provisions discussed above. See “Description of Our Common Units — Transfer of Common Units.” This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner or assignee to sign a partnership agreement does not render our partnership agreement unenforceable against that person.

Under our partnership agreement, we must indemnify our general partner and its officers, directors and managers, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith or engaged in fraud or willful misconduct. We also must provide this indemnification for criminal proceedings unless our general partner or these other persons acted with knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent or grossly negligent acts if it meets the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the SEC such indemnification is contrary to public policy and therefore unenforceable.

Related Party Transactions

We have adopted policies for the review, approval and ratification of transactions with related persons. At the discretion of our general partner’s board of directors, a proposed related party transaction may generally be approved by the board in its entirety, or by a “conflicts committee” meeting the definitional requirements for such a committee under the Partnership Agreement.

DESCRIPTION OF OUR COMMON UNITS

Our Common Units

The common units offered hereby represent limited partner interests in us. The holders of common units are entitled to participate in partnership distributions and exercise the rights and privileges provided to limited partners under our partnership agreement. For a description of the rights and privileges of holders of our common units to partnership distributions, see “How We Make Cash Distributions” and “Our Cash Distribution Policy and Restrictions on Distributions.” For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, see “The Partnership Agreement.”

Transfer Agent and Registrar

Duties.    American Stock Transfer & Trust Company serves as registrar and transfer agent for the common units. We pay all fees charged by the transfer agent for transfers of common units, except the following, which must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

There is no charge to unitholders for disbursements of our quarterly cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal.    The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If a successor has not been appointed or has not accepted its appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

•	gives the consents and approvals contained in our partnership agreement, such as the approval of all transactions and agreements entered into in connection with our formation and this offering.

A transferee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records from time to time as necessary to accurately reflect the transfers.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Listing

Our common units are listed on the New York Stock Exchange under the symbol “UAN.”

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. A copy of our partnership agreement is available through the SEC’s website at www.sec.gov. We will also provide you with a copy of our partnership agreement upon request at no charge. See “Where You Can Find More Information.”

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of cash, see “How We Make Cash Distributions”;

•	with regard to the fiduciary duties of our general partner, see “Conflicts of Interest and Fiduciary Duties”;

•	with regard to the authority of our general partner to manage our business and activities, see “Management — Management of CVR Partners, LP”;

•	with regard to the transfer of common units, see “Description of Our Common Units — Transfer of Common Units”; and

•	with regard to allocations of taxable income and taxable loss, see “Material U.S. Federal Income Tax Consequences.”

Organization and Duration

We were organized on June 12, 2007 and will have a perpetual existence unless terminated pursuant to the terms of our partnership agreement.

Purpose

Our purpose under our partnership agreement is limited to engaging in any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law.

Although our general partner has the ability to cause us and our subsidiary to engage in activities other than those related to the nitrogen fertilizer business and activities now or hereafter customarily conducted in conjunction with this business, our general partner may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or our limited partners. In general, our general partner is authorized to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Capital Contributions

Common unitholders are not obligated to make additional capital contributions, except as described below under “— Limited Liability.” For a discussion of our general partner’s right to contribute capital to maintain its and its affiliates’ percentage interest if we issue partnership interests, see “— Issuance of Additional Partnership Interests.”

Voting Rights

The following is a summary of the unitholder vote required for the matters specified below. Matters requiring the approval of a “unit majority” require the approval of a majority of the common units.

Following this offering, CVR Energy will have the ability to ensure passage of, as well as the ability to ensure the defeat of, any amendment which requires a unit majority by virtue of its     % indirect ownership of our common units.

In voting their common units, our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. The holders of a majority of the common units (including common units deemed owned by our general partner) represented in person or by proxy shall constitute a quorum at a meeting of such common unitholders, unless any such action requires approval by holders of a greater percentage of such units in which case the quorum shall be such greater percentage.

The following is a summary of the vote requirements specified for certain matters under our partnership agreement:

Issuance of additional partnership interests	No approval right. See “— Issuance of Additional Partnership Interests.”

Amendment of our partnership agreement	Certain amendments may be made by our general partner without the approval of the common unitholders. Other amendments generally require the approval of a unit majority. See “— Amendment of Our Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority in certain circumstances. See “— Merger, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. See “— Termination and Dissolution.”

Continuation of our partnership upon dissolution	Unit majority. See “— Termination and Dissolution.”

Withdrawal of our general partner	Under most circumstances, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to March 31, 2021. See “— Withdrawal or Removal of Our General Partner.”

Removal of our general partner	Not less than 66 2/3% of the outstanding common units, including common units held by our general partner and its affiliates. See “— Withdrawal or Removal of Our General Partner.”

Transfer of the general partner interest	Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person. The approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to March 31, 2021. See “— Transfer of General Partner Interests.”

Transfer of ownership interests in our general partner	No approval required at any time. See “— Transfer of Ownership Interests in Our General Partner.”

If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of such units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the specific approval of our general partner.

Applicable Law; Forum, Venue and Jurisdiction

Our partnership agreement is governed by Delaware law. Our partnership agreement requires that any claims, suits, actions or proceedings:

•

arising out of or relating in any way to the partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the partnership agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, the limited partners or us);

•	brought in a derivative manner on our behalf;

•	asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of us or our general partner, or owed by our general partner, to us or the limited partners;

•	asserting a claim arising pursuant to any provision of the Delaware Act; or

•	asserting a claim governed by the internal affairs doctrine

shall be exclusively brought in the Court of Chancery of the State of Delaware, regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. By purchasing a common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware in connection with any such claims, suits, actions or proceedings.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that it otherwise acts in conformity with the provisions of our partnership agreement, its liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital it is obligated to contribute to us for its common units plus its share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for such a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

Our subsidiary conducts business in three states: Kansas, Nebraska and Texas. We and our current subsidiary or any future subsidiaries may conduct business in other states in the future. Maintenance of our limited liability as a member of our operating company may require compliance with legal requirements in the jurisdictions in which our operating company conducts business, including qualifying our subsidiaries to do business there. We have attempted to limit our liability for the obligations of our operating subsidiary by structuring it as a limited liability company.

If, by virtue of our membership interest in our operating subsidiary or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or liability company statute, or that the right, or exercise of the right by the limited partners as a group, to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Partnership Interests

Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units or other partnership interests. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our quarterly cash distributions. In addition, the issuance of additional common units or other partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our general partner, have special voting rights to which the common units are not entitled or are senior in right of distribution to the common units. In addition, our partnership agreement does not prohibit the issuance by our subsidiary of equity interests, which may effectively rank senior to the common units.

Our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, whenever, and on the same terms that, we issue those interests to persons other than our general partner and its affiliates, to the extent necessary to maintain its and its affiliates’ percentage interest, including such interest represented by common units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights under our partnership agreement to acquire additional common units or other partnership interests.

Amendment of Our Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner has no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or any partner, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below under “— No Unitholder Approval,” our general partner is required to seek written approval of the holders of the number of common units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

(1) enlarge the obligations of any limited partner or general partner without its consent, unless approved by at least a majority of the type or class of partner interests so affected;

(2) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld in its sole discretion;

(3) change certain of the terms under which we can be dissolved; or

(4) change the term of the Partnership.

The provision of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding common units, voting together as a single class (including common units owned by our general partner and its affiliates). Upon completion of this offering, our general partner and its affiliates will own approximately     % of the outstanding common units (approximately     % if the underwriters exercise their option to purchase additional common units in full).

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any other partner to reflect:

•	a change in our name, the location of our principal place of business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•

a change that our general partner determines to be necessary or appropriate for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor our subsidiary will be treated as an association taxable as a corporation or otherwise taxed as an entity for U.S. federal income tax purposes (to the extent not already so treated or taxed);

•

an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents, or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

•

an amendment that our general partner determines to be necessary or appropriate for the creation, authorization, or issuance of additional partnership interests or rights to acquire partnership interests, as otherwise permitted by our partnership agreement;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

•

any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

•	a change in our fiscal year or taxable year and related changes;

•

mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the merger or conveyance other than those it receives by way of the merger or conveyance; or

•	any other amendments substantially similar to any of the matters described above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any partner if our general partner determines that those amendments:

•	do not adversely affect in any material respect the partners considered as a whole or any particular class of partners;

•

are necessary or appropriate to satisfy any requirements, conditions, or guidelines contained in any opinion, directive, order, ruling, or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•

are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline, or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of common units under the provisions of our partnership agreement; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

For amendments of the type not requiring unitholder approval, our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in our being treated as an entity for U.S. federal income tax purposes in connection with any of the amendments. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding common units voting as a single class unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under Delaware law of any of our limited partners.

Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding common units in relation to other classes of units will require the approval of at least a majority of the type or class of common units so affected. Any amendment that would reduce the percentage of units required to take any action, other than to remove the general partner or call a meeting of unitholders must be approved by the affirmative vote of partners whose aggregate outstanding units constitute not less than the percentage sought to be reduced.

Merger, Sale or Other Disposition of Assets

A merger or consolidation or conversion of us requires the prior consent of our general partner. However, our general partner has no duty or obligation to consent to any merger or consolidation and may decline to do so free of any fiduciary duty or obligation whatsoever to us or other partners, including any duty to act in good faith or in the best interest of us or the other partners.

In addition, our partnership agreement generally prohibits our general partner, without the prior approval of the holders of a unit majority, from causing us to sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval.

Finally, our general partner may consummate any merger without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in a material amendment to the partnership agreement (other than an amendment that the general partner could adopt without the consent of other partners), each of our common units will be an identical unit of our partnership following the transaction and the partnership securities to be issued do not exceed 20% of our outstanding partnership interests immediately prior to the transaction.

If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or our subsidiary into a new limited liability entity or merge us or our subsidiary into, or convey all of our assets to, a newly formed entity, if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, we have received an opinion of counsel regarding limited liability and tax matters and the governing instruments of the new entity provide the limited partners and our general partner with the same rights and obligations as contained in our partnership agreement. Our unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Termination and Dissolution

We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

(1) the election of our general partner to dissolve us, if approved by the holders of common units representing a unit majority;

(2) there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;

(3) the entry of a decree of judicial dissolution of our partnership; or

(4) the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under clause (4), the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of common units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability under Delaware law of any limited partner; and

•

neither our partnership nor our subsidiary would be treated as an association taxable as a corporation or otherwise be taxable as an entity for U.S. federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

Liquidation and Distribution of Proceeds

Upon our dissolution, unless our business is continued, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as set forth in our partnership agreement. The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to March 31, 2021 without obtaining the approval of the holders of at least a majority of the outstanding common units excluding common units held by our general partner and its affiliates (including CVR Energy), and by giving 90 days’ written notice and furnishing an opinion of counsel regarding limited liability and tax matters. On or after March 31, 2021, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the unitholders if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest without the approval of the unitholders. See “— Transfer of General Partner Interest.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a majority of the outstanding classes of common units voting as a single class may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period of time after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. See “— Termination and Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding common units, voting together as a single class, including common units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units. The ownership of more than 33 1/3% of the outstanding common units by our general partner and its affiliates (including Coffeyville Resources) gives them the ability to prevent our general partner’s removal. Following this offering, affiliates of our general partner will own approximately     % of the outstanding common units (approximately     % of the outstanding common units if the underwriters exercise their option to purchase additional common units in full).

In the event of removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest of the departing general partner for a cash payment equal to the fair market value of the general partner interest. Under all other circumstances where our general partner withdraws or is removed, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner for its fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due to the general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Except for the transfer by our general partner of all, but not less than all, of its general partner interest in our partnership to:

•	an affiliate of our general partner (other than an individual), or

•

another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any part of its general partner interest to another person prior to March 31, 2021 without the approval of both the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. On or after March 31, 2021, the general partner interest will be freely transferable. As a condition of any transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability and tax matters.

Our general partner and its affiliates may at any time transfer common units to one or more persons, without unitholder approval.

Transfer of Ownership Interests in Our General Partner

At any time, the owners of our general partner may sell or transfer all or part of their ownership interests in our general partner to an affiliate or a third party without the approval of our unitholders.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove CVR GP, LLC as our general partner or otherwise change management. See “— Withdrawal or Removal of Our General Partner” for a discussion of certain consequences of the removal of our general partner. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of common units, that person or group loses voting rights on all of its common units. This loss of voting rights does not apply in certain circumstances. See “— Voting Rights.”

Call Right

If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of the class held by public unitholders, as of a record date to be selected by our general partner, on at least 10 but not more than 60 days’ notice. The only class of limited partner interest outstanding is the common units, and following this offering, affiliates of our general partner will own     % of the total outstanding common units.

The purchase price in the event of such an acquisition will be the greater of:

(1) the highest price paid by our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

(2) the average of the daily closing prices of the limited partner interests over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed.

As a result of our general partner’s right to purchase outstanding common units, a holder of common units may have its common units purchased at an undesirable time or at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The U.S. federal income tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. See “Material U.S. Federal Income Tax Consequences — Disposition of Common Units.”

Non-Citizen Assignees; Redemption

If our general partner, with the advice of counsel, determines we are subject to U.S. federal, state or local laws or regulations that create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the nationality, citizenship or other related status of our limited partner (and their owners, to the extent relevant); and

•

permit us to redeem the common units held by any person whose nationality, citizenship or other related status creates substantial risk of cancellation or forfeiture of any property or who fails to comply with the procedures instituted by the board to obtain proof of the nationality, citizenship or other related status. The redemption price in the case of such redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Non-Taxpaying Assignees; Redemption

To avoid any adverse effect on the maximum applicable rates chargeable to customers by our subsidiary, or in order to reverse an adverse determination that has occurred regarding such maximum rate, our partnership agreement provides our general partner the power to amend the agreement. If our general partner, with the advice of counsel, determines that our not being treated as an association taxable as a corporation or otherwise taxable as an entity for U.S. federal income tax purposes, coupled with the tax status (or lack of proof thereof) of one or more of our partners, has, or is reasonably likely to have, a material adverse effect on the maximum applicable rates chargeable to customers by our current or future subsidiaries, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the U.S. federal income tax status of our partner (and their owners, to the extent relevant); and

•

permit us to redeem the common units held by any person whose tax status has or is reasonably likely to have a material adverse effect on the maximum applicable rates or who fails to comply with the procedures instituted by the general partner to obtain proof of the U.S. federal income tax status. The redemption price in the case of such redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, unitholders who are record holders of common units on the record date will be entitled to notice of, and to vote at, meetings of our unitholders and to act upon matters for which approvals may be solicited. Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. See “— Issuance of Additional Partnership Interests.” However, if at any time any person or group, other than our general partner and its affiliates, a direct or subsequently approved transferee of our general partner or their affiliates, or, upon the approval by the general partner, any other unitholder, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum, or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Any notice, demand, request, report, or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner or Assignee

Except as described above under “— Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions. By transfer of common units in accordance with our partnership agreement, each transferee of common units will be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records.

Indemnification

Under our partnership agreement we will indemnify the following persons in most circumstances, to the fullest extent permitted by law, from and against all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all threatened, pending or completed claims, demands, actions, suits or proceedings:

(1) our general partner;

(2) any departing general partner;

(3) any person who is or was a director, officer, fiduciary, trustee, manager or managing member of us or our subsidiary, our general partner or any departing general partner;

(4) any person who is or was serving as a director, officer, fiduciary, trustee, manager or managing member of another person owing a fiduciary duty to us or our subsidiary at the request of a general partner or any departing general partner;

(5) any person who controls our general partner; or

(6) any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless they otherwise agree, our general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for (1) all direct and indirect expenses it incurs or payments it makes on our behalf (including salary, bonus, incentive compensation and other amounts paid to any person, including affiliates of our general partner, to perform services for us or for the general partner in the discharge of its duties to us) and (2) all other expenses reasonably allocable to us or otherwise incurred by our general partner in connection with operating our business (including expenses allocated to our general partner by its affiliates). Our general partner is entitled to determine the expenses that are allocable to us.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of our common units, within 105 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available a report containing our unaudited financial statements within 50 days after the close of each quarter. We will be deemed to have made any such report available if we file such report with the SEC on EDGAR or make the report available on a publicly available website which we maintain.

We will furnish each record holder of a unit with tax information reasonably required for federal and state income tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

In addition, CVR Energy will have full and complete access to any records relating to our business, and our general partner will cause its officers and independent accountants to be available to discuss our business and affairs with CVR Energy’s officers, agents and employees.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his/her interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

(1) a current list of the name and last known address of each record holder;

(2) information as to the amount of cash, and a description and statement of the agreed value of any other capital contribution, contributed or to be contributed by each partner and the date on which each became a partner;

(3) copies of our partnership agreement, our certificate of limited partnership, related amendments and powers of attorney under which they have been executed;

(4) information regarding the status of our business and financial condition (provided that obligation shall be satisfied to the extent the limited partner is furnished our most recent annual report and any subsequent quarterly or periodic reports required to be filed (or which would be required to be filed) with the SEC pursuant to Section 13 of the Exchange Act); and

(5) any other information regarding our affairs that our general partner determines is just and reasonable.

Our general partner may, and intends to, keep confidential from the limited partners’ trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any units sold by our general partner or any of its affiliates if an exemption from the registration requirements is not otherwise available. We will not be required to effect more than two registrations pursuant to this provision in any twelve-month period, and our general partner can defer filing a registration statement for up to six months if it determines that this would be in our best interests due to a pending transaction, investigation or other event. We have also agreed that, if we at any time propose to file a registration statement for an offering of partnership interests for cash, we will use all commercially reasonable efforts to include such number of partnership interests in such registration statement as any of our general partner or any of its affiliates shall request. We are obligated to pay all expenses incidental to these registrations, other than underwriting discounts and commissions. The registration rights in our partnership agreement are applicable with respect to our general partner and its affiliates after it ceases to be a general partner for up to two years following the effective date of such cessation. In addition, we entered into an amended and restated registration rights agreement with Coffeyville Resources effective as of the closing of our Initial Public Offering, pursuant to which we may be required to register the sale of the common units it holds. Coffeyville Resources has exercised its registration rights under this amended and restated registration rights agreement in connection with this offering. See “Common Units Eligible for Future Sale.”

COMMON UNITS ELIGIBLE FOR FUTURE SALE

Upon the completion of this offering, there will be 73,030,936 common units outstanding,                  of which will be owned by Coffeyville Resources, assuming the underwriters do not exercise their option to purchase additional common units; if they exercise such option in full, Coffeyville Resources will own                  common units. The sale of these common units could have an adverse impact on the price of our common units or on any trading market that may develop.

The                  common units sold in this offering (or                  common units if the underwriters exercise their option to purchase additional common units in full) and the 22,080,000 common units sold in our Initial Public Offering in April 2011 will generally be freely transferable without restriction or further registration under the Securities Act. However, any common units held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption from the registration requirements of the Securities Act pursuant to Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of ours to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the class of securities outstanding; or

•	the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

Sales under Rule 144 by our affiliates are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned common units for at least six months, would be entitled to sell those common units under Rule 144 without regard to the volume, manner of sale and notice requirements of Rule 144 so long as we comply with the current public information requirement for the next six months after the six-month holding period expires.

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders. Any issuance of additional common units or other equity interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. See “The Partnership Agreement — Issuance of Additional Partnership Interests.”

Under our partnership agreement, our general partner and its affiliates have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of the partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units to require registration of any of these units and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. Our general partner will continue to have these registration rights for two years after it ceases to be a general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Our general partner and its affiliates also may sell their units in private transactions at any time, subject to compliance with applicable laws.

We are party to an amended and restated registration rights agreement with Coffeyville Resources. Under this agreement, Coffeyville Resources has the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that it holds, subject to certain limitations. See “Certain Relationships and Related Party Transactions — Agreements with CVR Energy — Registration Rights Agreement.”

We, the Selling Unitholder, our general partner, and the directors and executive officers of our general partner have agreed not to sell any common units until 90 days after the date of this prospectus, subject to certain exceptions. See “Underwriting” for a description of these lock-up provisions.

In addition, on April 12, 2011 we filed a registration statement on Form S-8 under the Securities Act to register 5,000,000 common units issuable under our long-term incentive plan. Units issued under our long-term incentive plan will be eligible for resale in the public market without restriction after the effective date of the Form S-8 registration statement, subject to Rule 144 limitations applicable to affiliates.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

This section is a summary of the material U.S. federal income tax consequences that may be relevant to prospective unitholders. To the extent this section discusses U.S. federal income taxes, that discussion is based upon current provisions of the Internal Revenue Code, existing and proposed Treasury Regulations, and current administrative rulings and court decisions, all of which are subject to change. Changes in these authorities may cause the U.S. federal income tax consequences to a prospective unitholder to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to CVR Partners, LP and CRNF, our operating subsidiary.

This section does not address all U.S. federal income tax matters that affect us or our unitholders. Moreover, this section focuses on unitholders who are individual citizens or residents of the United States (as determined for U.S. federal income tax purposes), whose functional currency is the U.S. dollar and who hold our common units as capital assets (generally, property that is held as an investment). This section has only limited applicability to unitholders that are corporations, partnerships (and entities treated as partnerships for U.S. federal income tax purposes), estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, non-U.S. persons, individual retirement accounts, employee benefit plans, real estate investment trusts, or REITs, or mutual funds. Accordingly, we encourage each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the U.S. federal, state, local and non-U.S. tax consequences particular to him resulting from the ownership or disposition of common units.

We are relying on opinions and advice of Vinson & Elkins L.L.P. with respect to the matters described in this section. An opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest with the IRS of the matters described herein may materially and adversely impact the market for our common units and the prices at which our common units trade. In addition, the costs of any contest with the IRS, including legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and thus will be borne indirectly by our unitholders. Furthermore, our tax treatment or the tax treatment of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

All statements of law and legal conclusions, but not statements of fact, contained in this section, except as described below or otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of the representations made by us to them for this purpose.

For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following specific U.S. federal income tax issues: (1) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of our common units (please read “— Tax Consequences of Common Unit Ownership — Treatment of Short Sales”); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “— Disposition of Common Units — Allocations Between Transferors and Transferees”); and (3) whether our method for taking into account Section 743 adjustments is sustainable in certain cases (please read “— Tax Consequences of Common Unit Ownership — Section 754 Election” and “— Uniformity of Common Units”).

Partnership Status

We are treated as a partnership for U.S. federal income tax purposes and, therefore, generally are not liable for U.S. federal income taxes. Instead, as described in detail below, each of our unitholders is required to take into account his respective share of our items of income, gain, loss and deduction in computing his U.S. federal income tax liability as if the unitholder had earned the income directly, even if no cash distributions are made to the unitholder. Distributions by us to a unitholder generally do not give rise to income or gain taxable to him unless the amount of cash distributed to him is in excess of his adjusted basis in his common units.

Section 7704 of the Internal Revenue Code provides that a publicly traded partnership will, as a general rule, be treated as a corporation for U.S. federal income tax purposes. However, under an exception, referred to as the “Qualifying Income Exception,” if 90% or more of the partnership’s gross income for every taxable year consists of “qualifying income,” the partnership will continue to be treated as a partnership for U.S. federal income tax purposes. Qualifying income includes income and gains derived from the production, marketing and transportation of fertilizer, and the production, transportation, storage and processing of crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that constitutes qualifying income. We estimate that less than 2% of our current gross income is not qualifying income; however, the portion of our income that is qualifying income could change from time to time. The IRS has made no determination as to our partnership status for U.S. federal income tax purposes. Instead, we will rely on the opinion of Vinson & Elkins, L.L.P. on such matters. Based upon and subject to this estimate, the factual representations made by us and our general partner regarding the composition of our gross income and the other representations set forth below, Vinson & Elkins L.L.P. is of the opinion that we are classified and will continue to be classified as a partnership and our operating subsidiary is and will continue to be disregarded as an entity separate from us for U.S. federal income tax purposes.

In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied include, without limitation:

(a) Neither we nor our operating subsidiary has elected or will elect to be treated as a corporation for U.S. federal income tax purposes; and

(b) For each taxable year, more than 90% of our gross income has been or will be income that Vinson & Elkins L.L.P. has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

We believe that these representations are true and expect that these representations will continue to be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to our unitholders in liquidation of their interests in us. This deemed contribution and liquidation generally should not result in the recognition of taxable income by our unitholders or us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for U.S. federal income tax purposes.

If we were treated as a corporation for U.S. federal income tax purposes in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be taken into account by us in determining the amount of our U.S. federal income tax liability, rather than being passed through to our unitholders. In addition, any distribution made to a unitholder would be treated as taxable dividend income to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, our taxation as a corporation would result in a material reduction in the anticipated cash flow and after tax return to our unitholders, likely causing a substantial reduction of the value of our units.

The remainder of this discussion is based on Vinson & Elkins L.L.P.’s opinion that we are and will continue to be classified as a partnership for U.S. federal income tax purposes.

Limited Partner Status

Unitholders who are admitted as limited partners of CVR Partners, as well as unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units, will be treated as partners of CVR Partners for U.S. federal income tax purposes. For a discussion related to the risks of losing partner status as a result of short sales, please read “— Tax Consequences of Common Unit Ownership — Treatment of Short Sales.” Unitholders who are not treated as partners in us are urged to consult their own tax advisors with respect to the tax consequences applicable to them under the circumstances.

The references to “unitholders” in the remainder of this section are to persons who are treated as partners in CVR Partners for U.S. federal income tax purposes.

Tax Consequences of Common Unit Ownership

Flow-Through of Taxable Income.    Subject to the discussion below under “— Entity-Level Collections of Unitholder Taxes” with respect to payments we may be required to make on behalf of our unitholders, we do not pay any U.S. federal income tax on our taxable income. Instead, each unitholder will be required to report on his U.S. federal income tax return his share of our income, gains, losses and deductions for our taxable year or years ending with or within his taxable year without regard to whether we make cash distributions to him. Consequently, we may allocate income to a unitholder even if that unitholder has not received a cash distribution. Our taxable year ends on December 31.

Treatment of Distributions.    Distributions made by us to a unitholder generally will not be taxable to the unitholder for U.S. federal income tax purposes. Cash distributions made by us to a unitholder in an amount that exceeds the unitholder’s tax basis in his common units immediately before the distribution, however, generally will result in the unitholder recognizing gain taxable in the manner described under “— Disposition of Common Units” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including our general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution by us of cash to that unitholder. To the extent our distributions cause a unitholder’s “at-risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “— Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash to the unitholder. For this purpose, a unitholder’s share of our nonrecourse liabilities generally will be based upon that unitholder’s share of the unrealized appreciation (or depreciation) in our assets, to the extent thereof, with any additional amount allocated based on the unitholder’s share of our profits. A non-pro rata distribution of money or property, including a non-pro rata distribution deemed to result from a decrease in a unitholder’s share of our nonrecourse liabilities, may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture and substantially appreciated “inventory items,” both as defined in Section 751 of the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, a unitholder will be treated as having received his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange generally will result in the unitholder’s realization of ordinary income, equal to the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis (generally zero) for the share of Section 751 Assets deemed relinquished in the exchange.

Basis of Common Units.    A unitholder’s U.S. federal income tax basis in his common units initially is the amount he paid for the common units plus his share of our nonrecourse liabilities at the time of purchase. That basis generally will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities, and will be decreased, but not below zero, by distributions to the unitholder from us, by the unitholder’s share of our losses, by any decreases in the unitholder’s share of our nonrecourse liabilities and by the unitholder’s share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized.

Limitations on Deductibility of Losses.    The deduction by a unitholder of his share of our losses will be limited to the tax basis in his common units and, in the case of an individual, estate, trust, or corporation (if more than 50% of the corporation’s stock is owned directly or indirectly by or for five or fewer individuals or a specific type of tax-exempt organization) to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause his at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction in a later year to the extent of the unitholder’s basis or at-risk amount, whichever is the limiting factor. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk or basis limitation, to the extent not used to offset such gain, would no longer be usable.

In general, a unitholder will be at risk to the extent of his U.S. federal income tax basis of his common units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money the unitholder borrows to acquire or hold his common units, if the lender of those borrowed funds owns an interest in us, is related to another unitholder or can look only to the common units for repayment. A unitholder’s at-risk amount will increase or decrease as the tax basis of the unitholder’s common units increases or decreases, other than as a result of increases or decreases in the unitholder’s share of our nonrecourse liabilities.

In addition to the basis and at-risk limitations on the deductibility of losses, passive activity loss limitations generally apply to limit the deductibility of losses incurred by individuals, estates, trusts and some closely-held corporations and personal service corporations from “passive activities,” which are generally trade or business activities in which the taxpayer does not materially participate. The passive activity loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive activity losses we generate will only be available to offset our passive activity income generated in the future and will not be available to offset income from other passive activities or investments, including a unitholder’s investments in other publicly traded partnerships, or salary or active business income. Passive activity losses that are not deductible because they exceed a unitholder’s share of passive activity income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss limitations are applied after other applicable limitations on deductions, including the at-risk rules and the basis limitation.

Limitations on Interest Deductions.    The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a common unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or qualified dividend income. The IRS has indicated that net passive income earned by a publicly traded partnership will be treated as investment income to its partners for purposes of the investment interest expense limitation. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections of Unitholder Taxes.    If we are required or elect under applicable law to pay any U.S. federal, state, local or non-U.S. income tax on behalf of any unitholder or any former unitholder, we are authorized to pay those taxes from our funds and treat payment as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a unitholder whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be entitled to claim a refund of the overpayment amount. Unitholders are urged to consult their tax advisors to determine the consequences to them of any tax payment we make on their behalf.

Allocation of Income, Gain, Loss and Deduction.    In general, our items of income, gain, loss and deduction will be allocated among our unitholders for capital account and U.S. federal income tax purposes in accordance with their percentage interests in us. Although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

Specified items of our income, gain, loss and deduction will be allocated under Section 704(c) of the Internal Revenue Code to account for (i) any difference between the U.S. federal income tax basis and fair market value of property contributed to us by CVR Energy that exists at the time of such contribution or (ii) any difference between the tax basis and fair market value of our assets at the time of an offering, together referred to in this discussion as the “Book-Tax Disparity.” In addition, items of recapture income will be specially allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by other unitholders.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by Section 704(c) of the Internal Revenue Code to eliminate a Book-Tax Disparity, will generally be given effect for U.S. federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has “substantial economic effect” as determined under Treasury Regulations. In any other case, a unitholder’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in “— Section 754 Election” and “— Disposition of Common Units — Allocations Between Transferors and Transferees,” allocations under our amended and restated partnership agreement will be given effect for U.S. federal income tax purposes in determining a unitholder’s share of an item of our income, gain, loss or deduction.

Treatment of Short Sales.    A unitholder whose common units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those common units. If so, he would no longer be treated for U.S. federal income tax purposes as a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those common units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those common units would be fully taxable; and

•	all of these distributions may be subject to tax as ordinary income.

Vinson & Elkins L.L.P. has not rendered an opinion regarding the tax treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units due to a lack of controlling authority. Unitholders desiring to assure their status as partners in us for U.S. federal income tax purposes and avoid the risk of gain recognition from a loan to a short seller are urged to consult a tax advisor to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and lending their common units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”

Alternative Minimum Tax.    Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates.    Under current law, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 35%, and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, gains from the sale or exchange of certain investment assets held for more than one year) is 15%. However, absent new legislation extending the current rates, beginning January 1, 2013, the highest marginal U.S. federal income tax rate applicable to ordinary income and long-term capital gains of individuals will increase to 39.6% and 20%, respectively. Moreover, these rates are subject to change by new legislation at any time.

A 3.8% Medicare tax on certain investment income earned by certain individuals, estates and trusts is scheduled to apply for taxable years beginning after December 31, 2012. For these purposes, investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of our common units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income from all investments, or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Section 754 Election.    We have made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. That election generally permits us to adjust a purchasing unitholder’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price for the common units. The Section 743(b) adjustment separately applies to any unitholder who purchases outstanding common units from another unitholder based upon the values and bases of our assets at the time of the transfer to the purchaser, and belongs only to the purchaser and not to other unitholders. The Section 743(b) adjustment also does not apply to a person who purchases common units directly from us. Please read, however, “— Allocation of Income, Gain, Loss and Deduction.” For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) the unitholder’s share of our tax basis in our assets (“common basis”) and (2) the unitholder’s Section 743(b) adjustment to that basis.

The timing and calculation of deductions attributable to Section 743(b) adjustments to our common basis will depend upon a number of factors, including the nature of the assets to which the adjustment is allocable, the extent to which the adjustment offsets any Internal Revenue Code Section 704(c) type gain or loss with respect to an asset and certain elections we make as to the manner in which we apply Internal Revenue Code Section 704(c) principles with respect to an asset to which the adjustment is applicable. Please read “— Allocation of Income, Gain, Loss and Deduction.” The timing of these deductions may affect the uniformity of our common units. Under our partnership agreement, our general partner is authorized to take a position to preserve the uniformity of our common units even if that position is not consistent with these and any other applicable Treasury Regulations or if the position would result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “— Uniformity of Common Units.”

These positions are consistent with the methods employed by other publicly traded partnerships but are inconsistent with the existing Treasury Regulations and Vinson & Elkins L.L.P. has not opined on the validity of this approach. The IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of our common units. Because a unitholder’s tax basis for his common units is reduced by his share of our items of deduction or loss, any position we take that understates deductions will overstate the unitholder’s basis in his common units, and may cause the unitholder to understate gain or overstate loss on any sale of such common units. Please read “— Disposition of Common Units — Recognition of Gain or Loss.” If such a challenge to such treatment were sustained, the gain from the sale of common units may be increased without the benefit of additional deductions.

A Section 754 election is advantageous if the transferee’s tax basis in his common units is higher than the common units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his common units is lower than those common units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of our common units may be affected either favorably or unfavorably by the election. A tax basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally, a built-in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocated to our assets subject to depreciation to goodwill or nondepreciable assets. Goodwill, as an intangible asset, is generally non-amortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure any unitholder that the determinations we make will not be successfully challenged by the IRS or that the resulting deductions will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year.    We use the year ending December 31 as our taxable year and the accrual method of accounting for U.S. federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his common units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in his taxable income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read “— Disposition of Common Units — Allocations Between Transferors and Transferees.”

Deduction for U.S. Production Activities.    Subject to the limitations on the deductibility of losses discussed above and the limitation discussed below, our unitholders will be entitled to a deduction, herein referred to as the Section 199 deduction, equal to 9% of such unitholders’ qualified production activities income, but not to exceed 50% of the Form W-2 wages actually or deemed paid by the unitholder during the taxable year and allocable to domestic production gross receipts.

Qualified production activities income is generally equal to gross receipts from domestic production activities reduced by cost of goods sold allocable to those receipts, other expenses directly associated with those receipts, and a share of other deductions, expenses and losses that are not directly allocable to those receipts or another class of income. The products produced must be manufactured, produced, grown or extracted in whole or in significant part by the taxpayer in the United States.

For a partnership, the Section 199 deduction is determined at the partner level. To determine his Section 199 deduction, each unitholder will aggregate his share of the qualified production activities income allocated to him from us with the unitholder’s qualified production activities income from other sources. Each unitholder must take into account his distributive share of the expenses allocated to him from our qualified production activities regardless of whether we otherwise have taxable income. However, our expenses that otherwise would be taken into account for purposes of computing the Section 199 deduction are taken into account only if and to the extent the unitholder’s share of losses and deductions from all of our activities is not disallowed by the tax basis rules, the at-risk rules or the passive activity loss rules. Please read “— Tax Consequences of Common Unit Ownership — Limitations on Deductibility of Losses.”

The amount of a unitholder’s Section 199 deduction for each year is limited to 50% of the IRS Form W-2 wages actually or deemed paid by the unitholder during the calendar year that are deducted in arriving at qualified production activities income. Each unitholder is treated as having been allocated IRS Form W-2 wages from us equal to the unitholder’s allocable share of our wages that are deducted in arriving at qualified production activities income for that taxable year.

This discussion of the Section 199 deduction does not purport to be a complete analysis of the complex legislation and Treasury authority relating to the calculation of domestic production gross receipts, qualified production activities income, or IRS Form W-2 wages, or how such items are allocated by us to unitholders. Further, because the Section 199 deduction is required to be computed separately by each unitholder, no assurance can be given, and Vinson & Elkins, L.L.P. is unable to express any opinion, as to the availability or extent of the Section 199 deduction to our unitholders. Each prospective unitholder is encouraged to consult his tax advisor to determine whether the Section 199 deduction would be available to him.

Tax Basis, Depreciation and Amortization.    The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The U.S. federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to an offering by us will be borne by our partners holding interests in us prior to such offering. Please read “— Tax Consequences of Common Unit Ownership — Allocation of Income, Gain, Loss and Deduction.” We may not be entitled to any amortization deductions with respect to certain goodwill or other intangible properties conveyed to us or held by us at the time of any future offering. Please read “— Uniformity of Common Units.”

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “— Tax Consequences of Common Unit Ownership — Allocation of Income, Gain, Loss and Deduction” and “— Disposition of Common Units — Recognition of Gain or Loss.”

Valuation and Tax Basis of Our Properties.    The U.S. federal income tax consequences of the ownership and disposition of our common units depends in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by unitholders could change, and unitholders could be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss.    A unitholder will be required to recognize gain or loss on a sale of common units equal to the difference between the unitholder’s amount realized and tax basis for the units sold. A unitholder’s amount realized will equal the sum of the cash and the fair market value of other property received by him plus his share of our nonrecourse liabilities attributable to the common units sold. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of common units could result in a tax liability in excess of any cash received from the sale. For example, distributions from us in excess of cumulative net taxable income allocated to a unitholder results in a decrease in the unitholder’s U.S. federal income tax basis in that common unit, which will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder on the sale or exchange of a common unit will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of common units held for more than one year will generally be taxed at a maximum U.S. federal income tax rate of 15%

through December 31, 2012 and 20% thereafter (absent new legislation extending or adjusting the current rate). Gain or loss recognized on the disposition of common units will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a common unit and may be recognized even if there is a net taxable loss realized on the sale of a common unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of common units. Net capital loss may offset capital gains and no more than $3,000 of ordinary income each year, in the case of individuals, and may only be used to offset capital gain in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling discussed above, a unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, may designate specific common units sold for purposes of determining the holding period of common units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional common units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees.    In general, our taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among our unitholders in proportion to the number of common units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring common units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Internal Revenue Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. The Department of the Treasury and the IRS have issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Nonetheless, the proposed Treasury Regulations do not specifically authorize the use of the proration method we have adopted. Existing publicly traded partnerships are entitled to rely on these proposed Treasury Regulations; however, they are not binding on the IRS and are subject to change until final Treasury Regulations are issued. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and losses between transferor and transferee unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferor and transferee unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who disposes of common units prior to the record date set for a cash distribution for a quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements.    A unitholder who sells any of his common units is generally required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of common units who purchases common units from another unitholder also generally is required to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of common units may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination.    We will be considered to have terminated our partnership for U.S. federal income tax purposes if there are sales or exchanges that, in the aggregate, constitute 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of measuring whether the 50% threshold is reached, multiple sales of the same interest within a twelve-month period are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than one year of our taxable income or loss being includable in his taxable income for the year of termination. A constructive termination occurring on a date other than December 31 will result in us filing two tax returns (and could result in unitholders receiving two Schedules K-1) for one fiscal year and the cost of the preparation of these returns will be borne by all unitholders. However, pursuant to an IRS relief procedure for publicly traded partnerships that have technically terminated, the IRS may allow us, among other things, to provide only a single Schedule K-1 to unitholders for the tax year in which the termination occurs. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Common Units

Because we cannot match transferors and transferees of common units and because of other reasons, we must maintain uniformity of the economic and tax characteristics of the common units to a purchaser of these common units. In the absence of uniformity, we may be unable to completely comply with a number of U.S. federal income tax requirements, both statutory and regulatory. A lack of uniformity could result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6), which is not anticipated to apply to a material portion of our assets, and Treasury Regulation Section 1.197-2(g)(3). Any non-uniformity could have a negative impact on the value of the common units. Please read “— Tax Consequences of Common Unit Ownership — Section 754 Election.”

Our partnership agreement permits our general partner to take positions in filing our tax returns that preserve the uniformity of our units even under circumstances like those described above. These positions may include reducing for some unitholders the depreciation, amortization or loss deductions to which they would otherwise be entitled or reporting a slower amortization of Section 743(b) adjustments for some unitholders than that to which they would otherwise be entitled. Vinson & Elkins L.L.P. is unable to opine as to validity of such filing positions. A unitholder’s basis in common units is reduced by his share of our deductions (whether or not such deductions were claimed on an individual income tax return) so that any position that we take that understates deductions will overstate the unitholder’s basis in his common units, and may cause the unitholder to understate gain or overstate loss on any sale of such common units. Please read “— Disposition of Common Units — Recognition of Gain or Loss” above and “— Tax Consequences of Unit Ownership — Section 754 Election” above. The IRS may challenge one or more of any positions we take to preserve the uniformity of common units. If such a challenge were sustained, the uniformity of common units might be affected, and, under some circumstances, the gain from the sale of common units might be increased without the benefit of additional deductions.

Tax-Exempt Organizations and Other Investors

Ownership of common units by employee benefit plans, other tax-exempt organizations, non-resident aliens, non-U.S. corporations and other non-U.S. persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. Prospective unitholders who are tax-exempt entities or non-U.S. persons should consult their tax advisors before investing in our common units.

Employee benefit plans and most other organizations exempt from U.S. federal income tax, including individual retirement accounts and other retirement plans, are subject to U.S. federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

Non-resident aliens and non-U.S. corporations, trusts or estates that own our common units will be considered to be engaged in business in the United States because of the ownership of common units. As a consequence, they will be required to file U.S. federal tax returns to report their share of our income, gain, loss or deduction and pay U.S. federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, distributions to non-U.S. unitholders are subject to withholding at the highest applicable effective tax rate. Each non-U.S. unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns common units will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular U.S. federal income tax, on its share of our income and gain, as adjusted for changes in the non-U.S. corporation’s “U.S. net equity,” which is effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the non-U.S. corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

A non-U.S. unitholder who sells or otherwise disposes of a unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that common unit to the extent the gain is effectively connected with a U.S. trade or business of the non-U.S. unitholder. Under a ruling published by the IRS, interpreting the scope of “effectively connected income,” a non-U.S. unitholder would be considered to be engaged in a trade or business in the U.S. by virtue of the U.S. activities of the partnership, and part or all of that unitholder’s gain would be effectively connected with that unitholder’s indirect U.S. trade or business. Therefore, non-U.S. unitholders may be subject to U.S. federal income tax on gain from the sale or disposition of common units.

Administrative Matters

Information Returns and Audit Procedures.    We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of our income, gain, loss and deduction. We cannot assure our unitholders that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Vinson & Elkins L.L.P. can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of our common units.

The IRS may audit our U.S. federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of U.S. federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. Our partnership agreement names Coffeyville Resources, LLC as our Tax Matters Partner.

The Tax Matters Partner will make some elections on our behalf and on behalf of our unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against our unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of our unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate in that action.

A unitholder must file a statement with the IRS identifying the treatment of any item on his U.S. federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting.    Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(a)	the name, address and taxpayer identification number of the beneficial owner and the nominee;

(b)	a statement regarding whether the beneficial owner is:

1.	a person that is not a U.S. person;

2.	a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing; or

3.	a tax-exempt entity;

(c)	the amount and description of common units held, acquired or transferred for the beneficial owner; and

(d)	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on common units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1.5 million per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the common units with the information furnished to us.

Accuracy-Related Penalties.    An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for the underpayment of that portion and that the taxpayer acted in good faith regarding the underpayment of that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty is generally reduced if any portion is attributable to a position adopted on the return:

(1)	for which there is, or was, “substantial authority”; or

(2)	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of our unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for our unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit our unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which we do not believe includes us, or any of our investments, plans or arrangements.

A substantial valuation misstatement exists if (i) the value of any property, or the tax basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or tax basis, (ii) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Internal Revenue Code Section 482 is 200% or more (or 50% or less) of the amount determined under Section 482 to be the correct amount of such price, or (iii) the net Internal Revenue Code Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5 million or 10% of the taxpayer’s gross receipts. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200% or more than the correct valuation, the penalty is increased to 40%. We do not anticipate making any valuation misstatements.

In addition, the 20% accuracy-related penalty also applies to any portion of an underpayment of tax that is attributable to transactions lacking economic substance. To the extent that such transactions are not disclosed, the penalty imposed is increased to 40%. Additionally, there is no reasonable cause defense to the imposition of this penalty to such transactions.

Reportable Transactions.    If we were to engage in a “reportable transaction,” we (and possibly our unitholders and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2 million in any single year, or $4 million in any combination of six successive tax years. Our participation in a reportable transaction could increase the likelihood that our U.S. federal income tax information return (and possibly our unitholders’ tax returns) would be audited by the IRS. Please read “— Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, our unitholders may be subject to the following provisions of the American Jobs Creation Act of 2004:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “— Accuracy-Related Penalties;”

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

State, Local, Foreign and Other Tax Considerations

In addition to U.S. federal income taxes, our unitholders likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we conduct business or own or control property or in which the unitholder is a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We currently own assets and conduct business in Kansas, Missouri, Nebraska and Texas. Kansas, Missouri and Nebraska currently impose a personal income tax on individuals. Kansas, Missouri and Nebraska also impose an income tax on corporations and other entities. Texas currently imposes a franchise tax on corporations and other entities. We may also own property or do business in other jurisdictions in the future. Although a unitholder may not be required to file a return and pay taxes in some states because his income from that state falls below the filing and payment requirement, unitholders will be required to file income tax returns and to pay income taxes in any state in which we conduct business or own or control property and may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the state, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to our unitholders for purposes of determining the amounts distributed by us. Please read “— Tax Consequences of Common Unit Ownership — Entity-Level Collections of Unitholder Taxes.” Based on current law and our estimate of our future operations, our general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of his investment in us. Vinson & Elkins L.L.P. has not rendered an opinion on the state, local or foreign tax consequences of an investment in us. We strongly recommend that each prospective unitholder consult, and depend on, his own tax counsel or other advisor with regard to those matters. It is the responsibility of each unitholder to file all tax returns that may be required of him.

INVESTMENT IN CVR PARTNERS, LP BY EMPLOYEE BENEFIT PLANS

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and restrictions imposed by Section 4975 of the Internal Revenue Code. For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

•	whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA; and

•	whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return.

The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans, and also IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to the plan.

In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.

The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:

(a) the equity interests acquired by employee benefit plans are publicly offered securities — i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws;

(b) the entity is an “operating company,” meaning it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries; or

(c) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest is held by the employee benefit plans referred to above and IRAs.

Our assets should not be considered “plan assets” under these regulations because it is expected that the investment will satisfy the requirements in (a) and (b) above.

Plan fiduciaries contemplating a purchase of common units are encouraged to consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus between us, the Selling Unitholder and the underwriters, the underwriters named below, for whom Barclays Capital Inc., Deutsche Bank Securities Inc, Goldman, Sachs & Co., Morgan Stanley & Co. LLC and UBS Securities LLC are acting as representatives, have severally agreed to purchase, and the Selling Unitholder has agreed to sell to them, severally, the number of common units indicated below.

Underwriters	Number of Common Units
Barclays Capital Inc.
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
Morgan Stanley & Co. LLC
UBS Securities LLC

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are obligated to take and pay for all of the common units offered by this prospectus, if any are taken, other than the common units covered by the option described below unless and until this option is exercised. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the common units are subject to a number of conditions, including, among others, the accuracy of the representations and warranties in the underwriting agreement, receipt of specified letters from counsel and our independent registered public accounting firm, and receipt of specified officers’ certificates from us and the Selling Unitholder.

Common units sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover page of this prospectus. Any common units sold by the underwriters to securities dealers may be sold at a price that represents a concession not in excess of $         per common unit under the public offering price. If all of the common units are not sold at the public offering price, the offering price and other selling terms may from time to time be varied by the representatives. The offering of the common units by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The Selling Unitholder has granted the underwriters an option to buy up to                     additional common units from us at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. They may exercise that option for 30 days from the date of this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase the same percentage of the additional common units as the number listed next to the underwriter’s name in the preceding table bears to the total number of common units listed next to the names of all underwriters in the preceding table.

The following table shows the per common unit and total underwriting discounts and commissions to be paid to the underwriters by the Selling Unitholder. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units.

	Per Unit	Total
		No Exercise	Full Exercise
Public Offering Price
Underwriting discounts and commissions to be paid by the Selling Unitholder
Proceeds, before expenses, to the Selling Unitholder

We estimate that our share of the total expenses of this offering will be approximately $         million. The Selling Unitholder will pay all underwriting discounts and commissions.

Our common units are listed on the New York Stock Exchange under the symbol “UAN.”

We, the Selling Unitholder, our general partner, and the executive officers and directors of our general partner have agreed with the underwriters, subject to specified exceptions, not to dispose of or hedge any of the common units or securities convertible into or exchangeable for common units during the period from the date of the preliminary prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of Barclays Capital Inc. This agreement does not apply to issuances by CVR Partners pursuant to any employee benefit or equity plans existing as of the closing of this offering.

The 90-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 90-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 90-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

The underwriters have informed us that they do not presently intend to release common units or other securities subject to the lock-up agreements. Any determination to release any common units or other securities subject to the lock-up agreements would be based on a number of factors at the time of any such determination; such factors may include the market price of the common units, the liquidity of the trading market for the common units, general market conditions, the number of common units or other securities subject to the lock-up agreements proposed to be sold, and the timing, purpose and terms of the proposed sale.

In order to facilitate the offering of the common units, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common units. Specifically, the underwriters may sell more units than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of units available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing units in the open market. In determining the source of units to close out a covered short sale, the underwriters will consider, among other things, the open market price of units compared to the price available under the over-allotment option. The underwriters may also sell units in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, common units in the open market to stabilize the price of the common units. The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions. These activities may raise or maintain the market price of the common units above independent market levels or prevent or retard a decline in the market price of the common units. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the Selling Unitholder and the several underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Because the Financial Industry Regulatory Authority, or FINRA, views the common units offered under this prospectus as interests in a direct participation program, this offering is being made in compliance with Rule 2310 of the FINRA conduct rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for quotation on a national securities exchange.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, investment banking, commercial banking and other services for us, our general partner, the Selling Unitholder and CVR Energy, for which they received or will receive customary fees and expenses. An affiliate of Goldman, Sachs & Co. is the administrative agent and collateral agent and a lender under our credit facility, and an affiliate of Goldman, Sachs & Co. is the counterparty under our two Interest Rate

Swap agreements. In addition, Coffeyville Acquisition III, the owner of our managing general partner (and the associated IDRs) prior to our Initial Public Offering was owned by, among others, the Goldman Sachs Funds. In April 2011, Coffeyville Acquisition III distributed the proceeds of its sale of our general partner and the IDRs to its members pursuant to the terms of its limited liability company agreement, including approximately $11.7 million to the Goldman Sachs Funds. Affiliates of Barclays Capital Inc., Deutsche Bank Securities Inc. and Morgan Stanley & Co. LLC are lenders under our credit facility. Morgan Stanley & Co. LLC, Barclays Capital Inc. and Goldman, Sachs & Co. were representatives of the underwriters in our Initial Public Offering.

Furthermore, certain of the underwriters and their respective affiliates may, from time to time, enter into arms-length transactions with us in the ordinary course of their business. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities or instruments of CVR Partners or CVR Energy. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of common units to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to the underwriters that may make Internet distributions on the same basis as other allocations.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of common units which are the subject of the offering contemplated by this prospectus to the public in that Member State other than:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if such Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes shall require CVR Partners to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of common units to the public” in relation to any common units in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common units to be offered so as to enable an investor to decide to purchase or subscribe the common units, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in that Member State) and includes any relevant implementing measure in that Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

This prospectus and any other material in relation to the common units described herein is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospective Directive (“qualified investors”) that also (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, (ii) who fall within Article 49(2)(a) to (d) of the Order or (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). The common units are only available to, and any invitation, offer or agreement to purchase or otherwise acquire such common units will be engaged in only with, relevant persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

Hong Kong

The common units may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the common units may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to common units which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common units may not be circulated or distributed, nor may the common units be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the common units are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire common unit capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the common units pursuant to an offer made under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; (3) where the transfer is by operation of law; or (4) as specified in Section 276(7) of the SFA.

Japan

The common units have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, as amended (the Financial Instruments and Exchange Law) and each underwriter has agreed that it has not and will not offer or sell any common units, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

The validity of the common units and certain other legal matters will be passed upon for us by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York. Certain tax and other legal matters will be passed upon for us by Vinson & Elkins L.L.P., New York, New York. Debevoise & Plimpton LLP, New York, New York is acting as counsel to the underwriters. Andrews Kurth LLP, Houston, Texas is acting as counsel to the underwriters with respect to certain tax and other legal matters. Fried, Frank, Harris, Shriver & Jacobson LLP provides legal services to CVR Energy, Inc. from time to time. Vinson  & Elkins L.L.P. provided legal services to Coffeyville Acquisition LLC in connection with our formation.

EXPERTS

The consolidated financial statements of CVR Partners, LP and subsidiary as of December 31, 2011 and 2010, and for each of the years in the three-year period ended December 31, 2011 have been incorporated by reference herein (and in the registration statement) in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common units being offered hereunder. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and our common units, we refer you to the registration statement and the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed as an exhibit and reference thereto is qualified in all respects by the terms of the filed exhibit.

In addition, we are subject to the informational requirements of the Exchange Act and are required to file annual, quarterly and current reports and other information with the SEC. Any of these reports, statements or other information and the registration statement, including exhibits and schedules, may be inspected without charge at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, DC 20549, and copies of all or any part of these documents may be obtained from that office after payment of fees prescribed by the SEC. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

INCORPORATION BY REFERENCE

The SEC permits us to “incorporate by reference” the information and reports we file with it. This means that we can disclose important information to you by referring to another document filed separately with the SEC. The information that we incorporate by reference is considered to be part of this prospectus. Information incorporated by reference from earlier documents is superseded by the information set forth in this prospectus and by information incorporated by reference from more recent documents. Any statement so superseded shall not be deemed to constitute a part of this prospectus. Specifically, we incorporate by reference our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the SEC on February 24, 2012; our Current Report on Form 8-K filed with the SEC on January 17, 2012; and our Current Report on Form 8-K filed with the SEC on February 1, 2012 (excluding Item 7.01).

We will provide, at no cost to you, a copy of all documents incorporated by reference into the registration statement to each person, including any beneficial owner, to whom we deliver this prospectus, upon written or oral request. You may request a copy of these filings by writing or telephoning us at the following address or telephone number:

CVR Partners, LP

ATTN: Investor Relations

2277 Plaza Drive, Suite 500

Sugar Land, TX 77479

281-207-3490

Appendix A

GLOSSARY OF SELECTED TERMS

The following are definitions of certain terms used in this prospectus.

ammonia	Ammonia is a direct application fertilizer and is primarily used as a building block for other nitrogen products for industrial applications and finished fertilizer products.

Blue Johnson	Blue, Johnson & Associates, Inc.

capacity	Capacity is defined as the throughput a process unit is capable of sustaining, either on a calendar or stream day basis. The throughput may be expressed in terms of maximum sustainable, nameplate or economic capacity. The maximum sustainable or nameplate capacities may not be the most economical. The economic capacity is the throughput that generally provides the greatest economic benefit based on considerations such as feedstock costs, product values and downstream unit constraints.

catalyst	A substance that alters, accelerates, or instigates chemical changes, but is neither produced, consumed nor altered in the process.

Coffeyville Resources or CRLLC	Coffeyville Resources, LLC, the subsidiary of CVR Energy which directly owns our general partner and 50,920,000 common units, or approximately 69.7% of our common units prior to this offering and is expected to own common units, or approximately % of our common units, following this offering.

common units	Common units representing limited partner interests of CVR Partners, LP.

corn belt	The primary corn producing region of the United States, which includes Illinois, Indiana, Iowa, Minnesota, Missouri, Nebraska, Ohio and Wisconsin.

CVR Energy	CVR Energy, Inc., a publicly traded company listed on the New York Stock Exchange under the ticker symbol “CVI,” which indirectly owns our general partner and the common units owned by CRLLC.

ethanol	A clear, colorless, flammable oxygenated hydrocarbon. Ethanol is typically produced chemically from ethylene, or biologically from fermentation of various sugars from carbohydrates found in agricultural crops and cellulosic residues from crops or wood. It is used in the United States as a gasoline octane enhancer and oxygenate.

farm belt	Refers to the states of Illinois, Indiana, Iowa, Kansas, Minnesota, Missouri, Nebraska, North Dakota, Ohio, Oklahoma, South Dakota, Texas and Wisconsin.

feedstocks	Petroleum products, such as crude oil and natural gas liquids, that are processed and blended into refined products, such as gasoline, diesel fuel and jet fuel, which are produced by a refinery.

general partner	CVR GP, LLC, our general partner, which is a wholly-owned subsidiary of Coffeyville Resources.

Initial Public Offering or IPO	Initial public offering of CVR Partners, LP common units that closed on April 13, 2011.

MMbtu	One million British thermal units: a measure of energy. One Btu of heat is required to raise the temperature of one pound of water one degree Fahrenheit.

on-stream	Measurement of the reliability of the gasification, ammonia and UAN units, defined as the total number of hours operated by each unit divided by the total number of hours in the reporting period.

pet coke	A coal-like substance that is produced during the refining process.

plant gate price	The unit price of fertilizer, in dollars per ton, offered on a delivered basis, and excluding shipment costs.

prepaid sales	Represents customer payments under contracts to guarantee a price and supply of fertilizer in quantities expected to be delivered in the next twelve months. Revenue is not recorded for such sales until the product is considered delivered. Prepaid sales are also referred to as deferred revenue.

recordable incident	An injury, as defined by OSHA. All work-related deaths and illnesses, and those work-related injuries which result in loss of consciousness, restriction of work or motion, transfer to another job, or require medical treatment beyond first aid.

slag	A glasslike substance removed from the gasifier containing the metal impurities originally present in pet coke.

slurry	A byproduct of the fluid catalytic cracking process that is sold for further processing or blending with fuel oil.

spot market	A market in which commodities are bought and sold for cash and delivered immediately.

syngas	A mixture of gases (largely carbon monoxide and hydrogen) that results from heating coal in the presence of steam.

throughput	The volume processed through a unit.

ton	One ton is equal to 2,000 pounds.

turnaround	A periodically required standard procedure to refurbish and maintain a facility that involves the shutdown and inspection of major processing units.

UAN	An aqueous solution of urea and ammonium nitrate used as a fertilizer.

wheat belt	The primary wheat producing region of the United States, which includes Oklahoma, Kansas, North Dakota, South Dakota and Texas.

Petroleum coke crusher pad

Gasifier complex

CVR PARTNERS LP

Petroleum Coke Gasification
Nitrogen Fertilizer Production Facility

Petroleum coke transfer system

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other	Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses to be paid by the Registrant in connection with the sale of the common units representing limited partner interests being registered hereby. All amounts are estimates except for the SEC registration fee, and the Financial Industry Regulatory Authority, or FINRA, filing fee.

SEC registration fee	$28,650
FINRA filing fee	25,500
Accounting fees and expenses	150,000
Legal fees and expenses	500,000
Printing and engraving expenses	125,000
Transfer agent and registrar fees and expenses	2,500
Miscellaneous expenses	3,350

Total	$835,000

Item 14. Indemnification	of Directors and Officers.

The section of the prospectus entitled “The Partnership Agreement — Indemnification” is incorporated herein by reference and discloses that we will generally indemnify the directors and officers of our general partner and CVR Energy to the fullest extent permitted by law against all losses, claims, damages or similar events. Subject to any terms, conditions or restrictions set forth in the second amended and restated partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against all claims and demands whatsoever.

Section 18-108 of the Delaware Limited Liability Company Act provides that a Delaware limited liability company may indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever. The limited liability company agreement of CVR GP, LLC, our general partner, provides for the indemnification of its directors and officers against liabilities they incur in their capacities as such. The Registrant may enter into indemnity agreements with each of its current directors and officers to give these directors and officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant’s limited liability company agreement and to provide additional procedural protections.

The underwriting agreement that we expect to enter into with the underwriters, to be filed as Exhibit 1.1 to this registration statement, will contain indemnification and contribution provisions.

Item 15. Recent	Sales of Unregistered Securities.

None.

Item 16. Exhibits	and Financial Statement Schedules.

(a) The following exhibits are filed herewith:

Exhibit Number	Exhibit Title
1.1***	Form of Underwriting Agreement.
3.1**	Second Amended and Restated Agreement of Limited Partnership of CVR Partners, LP, dated April 13, 2011 (incorporated by reference to Exhibit 3.1 of the Form 10-Q filed on May 11, 2011)
3.2**	Amended and Restated Certificate of Limited Partnership of the Partnership, dated April 8, 2011 (incorporated by reference to Exhibit 3.2 of the Form 8-K, filed on April 13, 2011).
3.3**	Certificate of Formation of CVR GP, LLC, dated June 12, 2007 (incorporated by reference to Exhibit 3.3 of the Form S-1 filed on February 28, 2008).
3.4**	Third Amended and Restated Limited Liability Company Agreement of CVR GP, LLC, dated April 13, 2011 (incorporated by reference to Exhibit 3.4 of the Form 10-K filed on February 24, 2012).
4.1**	Specimen certificate for the common units (incorporated by reference to Appendix A to the Prospectus contained within the Form S-1/A filed on March 17, 2011).
5.1***	Opinion of Fried, Frank, Harris, Shriver & Jacobson LLP as to the legality of the securities being registered.
8.1***	Opinion of Vinson & Elkins L.L.P. relating to tax matters.
10.1**	License Agreement For Use of the Texaco Gasification Process, Texaco Hydrogen Generation Process, and Texaco Gasification Power Systems, dated as of May 30, 1997 by and between Texaco Development Corporation and Farmland Industries, Inc., as amended (certain portions of this exhibit have been omitted pursuant to a confidential treatment order) (incorporated by reference to Exhibit 10.1 of the Form S-1/A filed on January 28, 2011).
10.2**	Amended and Restated On-Site Product Supply Agreement dated as of June 1, 2005, between The BOC Group, Inc. (n/k/a Linde LLC) and Coffeyville Resources Nitrogen Fertilizers, LLC (certain portions of this exhibit have been omitted pursuant to a confidential treatment order) (incorporated by reference to Exhibit 10.2 of the Form S-1/A filed on January 28, 2011).
10.2.1**	First Amendment to Amended and Restated On-Site Product Supply Agreement, dated as of October 31, 2008, between Coffeyville Resources Nitrogen Fertilizers, LLC and Linde, Inc.
(n/k/a Linde LLC.) (incorporated by reference to Exhibit 10.3 of the Form 10-Q filed by CVR Energy, Inc. on November 13, 2008).
10.3**	Amended and Restated Electric Services Agreement dated August 1, 2010, between Coffeyville Resources Nitrogen Fertilizers, LLC and the City of Coffeyville, Kansas (incorporated by reference to Exhibit 10.1 of the Form 8-K filed by CVR Energy, Inc. on August 25, 2010).
10.4**	Coke Supply Agreement, dated as of October 25, 2007, by and between Coffeyville Resources Refining & Marketing, LLC and Coffeyville Resources Nitrogen Fertilizers, LLC (incorporated by reference to Exhibit 10.5 of the Form 10-Q filed by CVR Energy, Inc. on December 6, 2007).
10.5**	Amended and Restated Cross-Easement Agreement, dated as of April 13, 2011, among Coffeyville Resources Refining & Marketing, LLC and Coffeyville Resources Nitrogen Fertilizers, LLC (incorporated by reference to Exhibit 10.5 to the Form 8-K/A filed by CVR Energy, Inc. on
May 23, 2011).
10.6**	Environmental Agreement, dated as of October 25, 2007, by and between Coffeyville Resources Refining & Marketing, LLC and Coffeyville Resources Nitrogen Fertilizers, LLC (incorporated by reference to Exhibit 10.7 of the Form 10-Q filed by CVR Energy, Inc. on December 6, 2007).
10.6.1**	Supplement to Environmental Agreement, dated as of February 15, 2008, by and between Coffeyville Resources Refining and Marketing, LLC and Coffeyville Resources Nitrogen Fertilizers, LLC (incorporated by reference to Exhibit 10.17.1 of the Form 10-K filed by CVR Energy, Inc. on March 28, 2008).

Exhibit Number	Exhibit Title
10.6.2**	Second Supplement to Environmental Agreement, dated as of July 23, 2008, by and between
Coffeyville Resources Refining and Marketing, LLC and Coffeyville Resources Nitrogen Fertilizers, LLC (incorporated by reference to Exhibit 10.1 of the Form 10-Q filed by CVR Energy, Inc. on August 14, 2008).
10.7**	Amended and Restated Feedstock and Shared Services Agreement, dated as of April 13, 2011, among Coffeyville Resources Refining & Marketing, LLC and Coffeyville Resources Nitrogen Fertilizers, LLC (incorporated by reference to Exhibit 10.4 to the Form 8-K/A filed by CVR Energy, Inc. on May 23, 2011).
10.8**	Raw Water and Facilities Sharing Agreement, dated as of October 25, 2007, by and between
Coffeyville Resources Refining & Marketing, LLC and Coffeyville Resources Nitrogen Fertilizers, LLC (incorporated by reference to Exhibit 10.9 of the Form 10-Q filed by CVR Energy, Inc. on December 6, 2007).
10.9**	Amended and Restated Services Agreement, dated as of April 13, 2011, among CVR Partners, LP, CVR GP, LLC and CVR Energy, Inc. (incorporated by reference to Exhibit 10.3 of the Form 8-K/A filed by CVR Energy, Inc. on May 23, 2011).
10.10**	Amended and Restated Omnibus Agreement, dated as of April 13, 2011, among CVR Energy, Inc., CVR GP, LLC and CVR Partners, LP (incorporated by reference to Exhibit 10.2 of the Form 8-K/A filed by CVR Energy, Inc. on May 23, 2011).
10.11**

Amended and Restated Registration Rights Agreement, dated as of April 13, 2011, among CVR

Partners, LP and Coffeyville Resources, LLC (incorporated by reference to Exhibit 10.6 of the Form 8-K/A filed by CVR Energy, Inc. on May 23, 2011).

10.12**	Amended and Restated Contribution, Conveyance and Assumption Agreement, dated as of April 7, 2011, among Coffeyville Resources, LLC, CVR GP, LLC, Coffeyville Acquisition III LLC, CVR Special GP, LLC and CVR Partners, LP (incorporated by reference to Exhibit 10.1 of the Form
8-K/A filed by CVR Energy, Inc. on May 23, 2011).
10.13**	CVR Partners, LP Long-Term Incentive Plan (adopted March 16, 2011) (incorporated by reference to Exhibit 10.1 to the Form S-8 filed on April 12, 2011).
10.13.1**†	Form of Director Phantom Unit Agreement (incorporated by reference to Exhibit 10.13.1 of the Form S-1/A filed on March 17, 2011).
10.13.2**†	Form of Director Stock Option Agreement (incorporated by reference to Exhibit 10.13.2 of the Form S-1/A filed on March 17, 2011).
10.13.3**†	Form of CVR Partners, LP Long-Term Incentive Plan Director Unit Issuance Agreement (incorporated by reference to Exhibit 10.11 of the Form 10-Q filed on August 8, 2011).
10.13.4**†	Form of CVR Partners, LP Long-Term Incentive Plan Employee Phantom Unit Agreement (incorporated by reference to Exhibit 10.1 of the Form 8-K filed on December 23, 2011).
10.14**	Trademark License Agreement, dated as of April 13, 2011, among CVR Energy, Inc. and CVR Partners, LP (incorporated by reference to Exhibit 10.9 to the Form 8-K/A filed by CVR Energy, Inc. on May 23, 2011).
10.15**	Credit and Guaranty Agreement, dated as of April 13, 2011, among Coffeyville Resources Nitrogen Fertilizers, LLC, CVR Partners, LP, the lenders party thereto and Goldman Sachs Lending Partners LLC, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.8 of the Form 8-K/A filed by CVR Energy, Inc. on May 23, 2011).
10.16**†	Third Amended and Restated Employment Agreement, dated as of January 1, 2011, by and between CVR Energy, Inc. and John J. Lipinski (incorporated by reference to Exhibit 10.16 of the Form S-1/A filed on January 28, 2011).
10.17**†	Second Amended and Restated Employment Agreement, dated as of January 1, 2011, by and between CVR Energy, Inc. and Edward Morgan (incorporated by reference to Exhibit 10.17 of the Form S-1/A filed on January 28, 2011).

Exhibit Number	Exhibit Title
10.17.1**†	Amendment to Second Amended and Restated Employment Agreement, dated November 29, 2011 by and between CVR Energy, Inc. and Edward Morgan (incorporated by reference to Exhibit 10.1 of the Form 8-K filed on December 2, 2011).
10.18**†	Third Amended and Restated Employment Agreement, dated as of January 1, 2011, by and between CVR Energy, Inc. and Stanley A. Riemann (incorporated by reference to Exhibit 10.18 of the Form S-1/A filed on January 28, 2011).
10.19**†	Third Amended and Restated Employment Agreement, dated as of January 1, 2011, by and between CVR Energy, Inc. and Kevan A. Vick (incorporated by reference to Exhibit 10.19 of the Form S-1/A filed on January 28, 2011).
10.20**†	Employment Agreement, dated as of August 22, 2011, by and between CVR GP, LLC and Randal T. Maffett (incorporated by reference to Exhibit 10.1 of the Form 10-Q filed on November 4, 2011).
10.21**†	Employment Agreement, dated as of June 1, 2011, by and between CVR GP, LLC and Byron R. Kelley (incorporated by reference to Exhibit 10.9 to the Form 10-Q filed on August 8, 2011).
10.22**	GP Services Agreement, dated as of November 29, 2011, among CVR Partners, LP, CVR GP, LLC and CVR Energy, Inc. (incorporated by reference to Exhibit 10.22 of the Form 10-K filed on February 24, 2012).
10.23**	Assignment and Assumption of Employment Agreement, dated as of January 1, 2012, by and between CVR Energy, Inc. and CVR GP, LLC (incorporated by reference to Exhibit 10.23 of the Form 10-K filed on February 24, 2012).
10.24**	Amended and Restated Employment Agreement, dated as of January 1, 2012, by and between CVR GP, LLC and Kevan A. Vick (incorporated by reference to Exhibit 10.24 of the Form 10-K filed on February 24, 2012).
10.25**	Consulting Agreement, dated January 31, 2012 by and between CVR GP, LLC, CVR Partners, LP, CVR Energy, Inc. and Kevan A. Vick (incorporated by reference to Exhibit 10.25 of the Form 10-K filed on February 24, 2012).
10.26**	Form of Indemnification Agreement between CVR Partners, LP and each of its directors and officers (incorporated by reference to Exhibit 10.26 of the Form 10-K filed on February 24, 2012).
21.1**	List of Subsidiaries of CVR Partners, LP (incorporated by reference to Exhibit 21.1 to the Form S-1 filed on December 20, 2010).
23.1*	Consent of KPMG LLP.
23.2***	Consent of Fried, Frank, Harris, Shriver & Jacobson LLP (included in Exhibit 5.1).
23.3***	Consent of Vinson & Elkins L.L.P. (included in Exhibit 8.1).
23.4*	Consent of Blue, Johnson & Associates, Inc.
24.1*	Power of Attorney (included on signature page hereto).

*	Filed herewith.
**	Previously filed.
***	To be filed.
†	Denotes management contract or compensatory plan or arrangement.
(b)	None.

Item 17.	Undertakings.

The undersigned Registrant hereby undertakes:

(1) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(2) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(3) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

The Registrant undertakes to send to each limited partner at least on an annual basis a detailed statement of any transactions with CVR GP, LLC, our general partner, or any of its affiliates, and of fees, commissions, compensation and other benefits paid, or accrued to, CVR GP, LLC or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

The Registrant undertakes to provide to the limited partners the financial statements required by Form 10-K for the first full fiscal year of operations of the Partnership.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Sugar Land, Texas, on this 6th day of March, 2012.

CVR PARTNERS, LP

By:	CVR GP, LLC, its general partner

By:	/s/ BYRON R. KELLEY
Byron R. Kelley
Chief Executive Officer, President and Director of CVR GP, LLC

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Byron R. Kelley, Edmund S. Gross and Frank A. Pici, and each of them, his or her true and lawful attorneys-in-fact and agents with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, including post-effective amendments and registration statements filed pursuant to Rule 462(b) and otherwise, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, and hereby ratifies and confirms all his or her said attorneys-in-fact and agents, or any of them, or his or her substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ JOHN J. LIPINSKI John J. Lipinski	Chairman of the Board of Directors, Executive Chairman	March 6, 2012

/S/ BYRON R. KELLEY Byron R. Kelley	Chief Executive Officer and President and Director (Principal Executive Officer)	March 6, 2012

/S/ FRANK A. PICI Frank A. Pici	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	March 6, 2012

/S/ STANLEY A. RIEMANN Stanley A. Riemann	Director	March 6, 2012

/S/ DONNA R. ECTON Donna R. Ecton	Director	March 6, 2012

/S/ FRANK M. MULLER, JR. Frank M. Muller, Jr.	Director	March 6, 2012

/S/ MARK A. PYTOSH Mark A. Pytosh	Director	March 6, 2012

/S/ JON R. WHITNEY Jon R. Whitney	Director	March 6, 2012